SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Table of Contents

Company Information
Capital Breakdown	1
Cash Dividends	2
Parent Company Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2011 to 12/31/2011	8
1/1/2010 to 12/31/2010	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet - Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
1/1/2011 to 12/31/2011	16
1/1/2010 to 12/31/2010	17
Statement of Value Added	18
Comments on the Company’s Consolidated Performance	19
Notes to the Financial Statements	26
Reports and Statements
Unqualified Independent Auditors’ Report on the Financial Statements	106
Extract of the Meeting of the CSN Audit Committee	108
Statement of Diretors on the Financial Statement	109
Statement of Diretors on the Auditors´ Report	110

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – Annual Financial Statements - December 31, 2011 – CIA SIDERURGICA NACIONAL

Company Information / Capital Breakdown

Number of Shares	Balance at
(Units)	12/31/2011
Paid-in Capital
Common	1,457,970,108
Preferred	0
Total	1,457,970,108
Treasury Shares
Common	0
Preferred	0
Total	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – Annual Financial Statements - December 31, 2011 – CIA SIDERURGICA NACIONAL

Company Information / Cash Dividends

Event	Approval	Dividends	Inition Payment	Type of share	Class of share	Dividens per common share (R$/share)

Annual general meeting	04/29/11	Dividends	05/30/11	ordinary		1.02883
Annual general meeting	04/29/11	Interest on Capital	05/30/11	ordinary		0,24472
Provided by Company´s Bylaw		Dividends		ordinary		0,63548
Proposal		Dividends		ordinary		0,18758

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – Annual Financial Statements - December 31, 2011 – CIA SIDERURGICA NACIONAL

Parent Company Financial Statements / Balance Sheet - Assets

(R$ thousand)

Code	Description	Current year	Previous year
		12/31/2011	12/31/2010
1	Total assets	45,582,817	37,368,812
1.01	Current assets	8,886,953	5,264,859
1.01.01	Cash and cash equivalents	2,073,244	108,297
1.01.03	Trade receivables	3,516,800	2,180,972
1.01.04	Inventories	2,885,617	2,706,713
1.01.06	Recoverable taxes	296,394	257,559
1.01.08	Other current assets	114,898	11,318
1.02	Non-current assets	36,695,864	32,103,953
1.02.01	Long-term receivables	3,852,937	6,625,611
1.02.01.03	Trade receivables	10,202	18,982
1.02.01.06	Deferred taxes	1,300,650	854,437
1.02.01.08	Receivables from related parties	125,843	2,471,325
1.02.01.09	Other non-current assets	2,416,242	3,280,867
1.02.02	Investments	22,573,890	17,023,295
1.02.03	Property, plant and equipment	10,247,845	8,432,416
1.02.04	Intangible assets	21,192	22,631

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – Annual Financial Statements - December 31, 2011 – CIA SIDERURGICA NACIONAL

Parent Company Financial Statements / Balance Sheet - Liabilities

(R$ thousand)

Code	Description	Current year	Previous year
		12/31/2011	12/31/2010
2	Total liabilities and equity	45,582,817	37,368,812
2.01	Current liabilities	7,351,509	5,087,912
2.01.01	Payroll and related taxes	123,839	108,271
2.01.02	Trade payables	667,886	427,048
2.01.03	Taxes payable	122,648	74,967
2.01.04	Borrowings and financing	4,330,141	2,366,347
2.01.05	Other payables	1,872,865	1,910,991
2.01.06	Provisions	234,130	200,288
2.01.06.01	Provisions for tax, social security, labor and civil risks	225,997	200,288
2.01.06.02	Other provisions	8,133	0
2.02	Non-current liabilities	30,245,487	24,648,140
2.02.01	Borrowings and financing	19,005,495	12,817,002
2.02.02	Other payables	9,718,976	9,107,570
2.02.04	Provisions	1,521,016	2,723,568
2.02.04.01	Provisions for tax, social security, labor and civil risks	262,432	1,929,811
2.02.04.02	Other provisions	1,258,584	793,757
2.02.04.02.04	Pension and healthcare plan	469,027	367,839
2.02.04.02.06	Other provisions	789,557	425,918
2.03	Equity	7,985,821	7,632,760
2.03.01	Issued capital	1,680,947	1,680,947
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	7,671,620	6,119,798
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.02	Statutory Reserve	5,717,390	0
2.03.04.04	Unrealized earnings reserve	0	3,779,357
2.03.04.08	Additional dividends proposed	273,492	1,227,703
2.03.04.09	Treasury shares	0	-570,176
2.03.04.10	Retained earnings	1,344,548	1,346,724
2.03.08	Other comprehensive income/(loss)	-1,366,776	-168,015

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – Annual Financial Statements - December 31, 2011 – CIA SIDERURGICA NACIONAL

Parent Company Financial Statements / Statements of Income

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2011 to 12/31/2011	01/01/2010 to 12/31/2010
3.01	Revenue from sales and/or services	10,754,587	10,451,970
3.02	Cost of sales and/or services	-7,257,670	-5,987,554
3.03	Gross profit	3,496,917	4,464,416
3.04	Operating expenses	3,502,173	280,298
3.04.01	Selling expenses	-335,302	-335,111
3.04.02	General and administrative expenses	-355,914	-330,631
3.04.04	Other operating income	133,020	77,295
3.04.05	Other operating expenses	-336,768	-569,425
3.04.06	Share of profits of affiliated companies	4,397,137	1,438,170
3.05	Profit before finance income (costs) and taxes	6,999,090	4,744,714
3.06	Finance income (costs)	-3,533,524	-2,063,221
3.06.01	Finance income	255,438	233,607
3.06.02	Finance costs	-3,788,962	-2,296,828
3.06.02.01	Net exchange gains (losses) on financial instruments	-794,544	136,625
3.06.02.02	Finance costs	-2,994,418	-2,433,453
3.07	Profit before taxes on income	3,465,566	2,681,493
3.08	Income tax and social contribution	240,467	-165,117
3.09	Profit from continuing operations	3,706,033	2,516,376
3.11	Profit for the year	3,706,033	2,516,376
3.99	Earnings per share - (reais/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	2.54191	1.72594
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	2.54191	1.72594

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – Annual Financial Statements - December 31, 2011 – CIA SIDERURGICA NACIONAL

Parent Company Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2011 to 12/31/2011	01/01/2010 to 12/31/2010
4.01	Profit for the year	3,706,033	2,516,376
4.02	Other comprehensive income	-1,198,761	417,700
4.02.01	Exchange differences arising on translation of foreign operations, net of taxes	195,046	-69,270
4.02.02	Actuarial gains/(losses) on defined benefit plan, net of taxes	-74,331	-28,603
4.02.03	Net change in fair value of available-for-sale financial assets, net of taxes	-621,312	515,573
4.02.04	Net change in fair value of available-for-sale financial assets transferred to profit or loss	-698,164	0
4.03	Comprehensive income for the year	2,507,272	2,934,076

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – Annual Financial Statements - December 31, 2011 – CIA SIDERURGICA NACIONAL

Parent Company Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2011 to 12/31/2011	01/01/2010 to 12/31/2010
6.01	Net cash generated by (used in) operating activities	1,707,665	2,145,494
6.01.01	Cash generated from operations	3,326,955	3,847,775
6.01.01.01	Profit for the year	3,706,033	2,516,376
6.01.01.02	Accrued charges on borrowings and financing	2,767,087	2,013,881
6.01.01.03	Depreciation/ depletion / amortization	761,060	635,040
6.01.01.04	Proceeds from write-off and disposal of assets	15,601	788
6.01.01.05	Realization of available-for-sale investments	-4,397,137	-1,438,170
6.01.01.07	Deferred income tax and social contribution	-240,467	36,434
6.01.01.08	Provision of swaps/forwards	20,594	18,864
6.01.01.10	Provision for actuarial liabilities	-11,249	2,393
6.01.01.11	Provision for tax, social security, labor and civil risks	70,403	232,444
6.01.01.12	Inflation adjustment and exchange differences	794,544	-17,998
6.01.01.13	Allowance for doubtful debts	-116,336	-8,535
6.01.01.14	Other provisions	-43,178	-143,742
6.01.02	Increase (decrease) in assets and liabilities	-1,619,290	-1,702,281
6.01.02.01	Trade receivables	-324,125	56,984
6.01.02.02	Related parties receivables	-916,200	-132,702
6.01.02.03	Inventories	-197,446	-659,980
6.01.02.04	Receivables from related parties	1,022,436	79,256
6.01.02.05	Recoverable taxes	-32,919	382,075
6.01.02.06	Trade payables	143,683	-13,295
6.01.02.07	Payroll and related taxes	-61,070	-53,126
6.01.02.08	Taxes	139,505	45,448
6.01.02.09	Taxes in installments - REFIS	-295,125	-413,657
6.01.02.10	Accounts payables with controlled company	-23,690	-4,013
6.01.02.11	Dividends and interest on capital received	660,489	370,788
6.01.02.12	Judicial deposits	-25,662	-28,591
6.01.02.13	Contingent liabilities	58,802	-11,052
6.01.02.16	Interest paid	-1,757,687	-1,366,978
6.01.02.17	Interest on swap paid	-21,479	-18,038
6.01.02.18	Other	11,198	64,600
6.02	Net cash used in investing activities	-4,142,387	-4,962,075
6.02.02	Capital reduction of controlled entity	0	234,172
6.02.06	Investments	-2,128,402	-3,944,867
6.02.07	Property, plant and equipment	-2,015,015	-1,549,303
6.02.08	Intangible assets	0	-1,309
6.02.09	Cash arrising from controlled company merger	1,030	299,232
6.03	Net cash generated by financing activities	4,397,329	53,763
6.03.01	Borrowings	7,314,956	2,640,753
6.03.03	Repayments to financial institutions - principal	-1,061,246	-1,026,195
6.03.04	Dividends and interest on capital	-1,856,381	-1,560,795
6.04	Exchange rate changes on cash and cash equivalents	2,340	-1,804
6.05	Increase (decrease) in cash and cash equivalents	1,964,947	-2,764,622
6.05.01	Cash and cash equivalents at the beginning of the year	108,297	2,872,919
6.05.02	Cash and cash equivalents at the end of the year	2,073,244	108,297

Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity – 1/1/2011 to 12/31/2011

(R$ thousand)

Code	Description	Paid-in Capital	Capital Reserve	Earning Reserve	Retained earnings	Other comprehensive income	Equity
5.01	At December 31, 2010	1,680,947	30	6,119,798	0	-168,015	7,632,760
5.03	Adjusted opening balances (Impact of restatement of prior years)	1,680,947	30	6,119,798	0	-168,015	7,632,760
5.04	Capital transactions with shareholders	0	0	-954,211	-1,200,000	0	-2,154,211
5.04.06	Dividends	0	0	0	-926,508	0	-926,508
5.04.09	Additional dividends proposed	0	0	273,492	-273,492	0	0
5.04.10	Approval of prior year’s proposed dividends	0	0	-1,227,703	0	0	-1,227,703
5.05	Total comprehensive income	0	0	0	3,706,033	-1,198,761	2,507,272
5.05.01	Profit for the year	0	0	0	3,706,033	0	3,706,033
5.05.02	Other comprehensive income	0	0	0	0	-1,198,761	-1,198,761
5.05.02.04	Translation adjustments for the year	0	0	0	0	195,046	195,046
5.05.02.07	Gain/loss on pension plan	0	0	0	0	-74,331	-74,331
5.05.02.08	Available-for-sale assets	0	0	0	0	-621,312	-621,312
5.05.02.09	Sale of available-for-sale assets	0	0	0	0	-698,164	-698,164
5.06	Internal changes in equity	0	0	2,506,033	-2,506,033	0	0
5.06.01	Recognition of reserves	0	0	2,506,033	-2,506,033	0	0
5.07	Balances At December 31, 2011	1,680,947	30	7,671,620	0	-1,366,776	7,985,821

Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity – 1/1/2010 to 12/31/2010

(R$ thousand)

Code	Description	Paid-in Capital	Capital Reserve	Earning Reserve	Retained earnings	Other comprehensive income	Equity
5.01	At December 31, 2009	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450
5.03	Adjusted opening balances (Impact of restatement of prior years)	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450
5.04	Capital transactions with shareholders	0	0	49,034	-1,856,800	0	-1,807,766
5.04.06	Dividends	0	0	0	-272,297	0	-272,297
5.04.07	Interest on capital	0	0	0	-356,800	0	-356,800
5.04.08	Other capital transactions	a0	0	-34	0	0	-34
5.04.09	Additional dividends proposed	0	0	1,227,703	-1,227,703	0	0
5.04.10	Approval of prior year’s proposed dividends	0	0	-1,178,635	0	0	-1,178,635
5.05	Total comprehensive income	0	0	0	2,516,376	417,700	2,934,076
5.05.01	Profit for the year	0	0	0	2,516,376	0	2,516,376
5.05.02	Other comprehensive income	0	0	0	0	417,700	417,700
5.05.02.04	Translation adjustments for the year	0	0	0	0	-69,270	-69,270
5.05.02.08	Available-for-sale assets	0	0	0	0	-28,603	-28,603
5.05.02.09	Sale of available-for-sale assets	0	0	0	0	515,573	515,573
5.06	Internal changes in equity	0	0	626,159	-626,159	0	0
5.06.01	Recognition of reserves	0	0	626,159	-626,159	0	0
5.07	Balances At December 31, 2010	1,680,947	30	6,119,798	0	-168,015	7,632,760

Parent Company Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2011 to 12/31/2011	01/01/2010 to 12/31/2010
7.01	Revenues	13,393,141	12,743,216
7.01.01	Sales of products and services	13,396,286	12,767,477
7.01.02	Other revenues	-5,367	-8,228
7.01.04	Recognition/reversal of allowance for doubtful debts	2,222	-16,033
7.02	Inputs purchased from third parties	-7,754,533	-6,812,018
7.02.01	Costs of sales and services	-6,953,404	-5,816,404
7.02.02	Materials, eletric power, outside services and other	-784,079	-981,845
7.02.03	Impairment/recovery of assets	-17,050	-13,769
7.03	Gross value added	5,638,608	5,931,198
7.04	Retentions	-761,060	-635,040
7.04.01	Depreciation, amortization and depletion	-761,060	-635,040
7.05	Wealth created	4,877,548	5,296,158
7.06	Value added received as transfer	4,816,365	1,645,754
7.06.01	Share of profits of subsidiaries	4,397,137	1,438,170
7.06.02	Finance income	416,732	204,814
7.06.03	Other	2,496	2,770
7.07	Wealth for distribution	9,693,913	6,941,912
7.08	Wealth distributed	9,693,913	6,941,912
7.08.01	Personnel	1,051,880	837,185
7.08.01.01	Salaries and wages	827,001	613,139
7.08.01.02	Benefits	174,603	174,916
7.08.01.03	Severance pay fund (FGTS)	50,276	49,130
7.08.02	Taxes and fees	984,812	1,319,782
7.08.02.01	Federal	721,263	1,112,121
7.08.02.02	State	227,690	183,104
7.08.02.03	Municipal	35,859	24,557
7.08.03	Lenders and lessors	3,951,188	2,268,596
7.08.03.01	Interest	3,947,778	2,266,180
7.08.03.02	Leases	3,410	2,389
7.08.04	Shareholders	3,706,033	2,516,376
7.08.04.01	Interest on capital	0	356,800
7.08.04.02	Dividends	926,508	1,500,000
7.08.04.03	Retained earnings/(accumulated losses) for the year	2,779,525	659,576

Consolidated Financial Statements / Balance Sheet - Assets

(R$ thousand)

Code	Description	Current year	Previous year
		12/31/2011	12/31/2010
		2011	2010
1	Total assets	46,869,702	38,055,445
1.01	Current assets	21,944,306	15,793,688
1.01.01	Cash and cash equivalents	15,417,393	10,239,278
1.01.03	Trade receivables	1,616,206	1,367,759
1.01.04	Inventories	3,734,984	3,355,786
1.01.06	Recoverable taxes	584,273	473,787
1.01.08	Other current assets	591,450	357,078
1.02	Non-current assets	24,925,396	22,261,757
1.02.01	Long-term receivables	4,856,721	5,919,110
1.02.01.01	Short-term investments measured at fair value	139,679	112,484
1.02.01.03	Trade receivables	10,043	58,485
1.02.01.06	Deferred taxes	1,840,773	1,592,941
1.02.01.08	Receivables from related parties	0	479,120
1.02.01.09	Other non-current assets	2,866,226	3,676,080
1.02.02	Investments	2,088,225	2,103,624
1.02.03	Property, plant and equipment	17,377,076	13,776,567
1.02.04	Intangible assets	603,374	462,456

Consolidated Financial Statements / Balance Sheet - Liabilities

(R$ thousand)

Code	Description	Current year	Previous year
		12/31/2011	12/31/2010
2	Total liabilities and equity	46,869,702	38,055,445
2.01	Current liabilities	6,496,947	4,455,955
2.01.01	Payroll and related taxes	202,469	164,799
2.01.02	Trade payables	1,232,075	623,233
2.01.03	Taxes payable	325,132	275,991
2.01.04	Borrowings and financing	2,702,083	1,308,632
2.01.05	Other payables	1,728,445	1,854,952
2.01.06	Provisions	306,743	228,348
2.01.06.01	Provisions for tax, social security, labor and civil risks	292,178	222,461
2.01.06.02	Other provisions	14,565	5,887
2.02	Non-current liabilities	31,955,585	25,776,802
2.02.01	Borrowings and financing	25,186,505	18,780,815
2.02.02	Other payables	5,593,520	4,321,666
2.02.03	Deferred taxes	37,851	0
2.02.04	Provisions	1,137,709	2,674,321
2.02.04.01	Provisions for tax, social security, labor and civil risks	346,285	2,016,842
2.02.04.02	Other provisions	791,424	657,479
2.02.04.02.04	Pension and healthcare plan	469,050	367,839
2.02.04.02.06	Other provisions	322,374	289,640
2.03	Equity	8,417,170	7,822,688
2.03.01	Issued capital	1,680,947	1,680,947
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	7,671,620	6,119,798
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.02	Statutory reserves	5,117,390	0
2.03.04.04	Unrealized earnings reserve	0	3,779,357
2.03.04.08	Additional dividends proposed	273,492	1,227,703
2.03.04.09	Treasury shares	0	-570,176
2.03.04.11	Investment reserve	1,344,548	1,346,724
2.03.08	Other comprehensive income/(loss)	-1,366,776	-168,015
2.03.09	Non-controlling interests	431,349	189,928

Consolidated Financial Statements / Statements of Income

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2011 to 12/31/2011	01/01/2010 to 12/31/2010
		2011	2010
3.01	Revenue from sales and/or services	16,519,584	14,450,510
3.02	Cost of sales and/or services	-9,800,844	-7,882,726
3.03	Gross profit	6,718,740	6,567,784
3.04	Operating expenses	-961,818	-1,569,438
3.04.01	Selling expenses	-604,108	-481,978
3.04.02	General and administrative expenses	-575,585	-536,857
3.04.04	Other operating income	719,177	48,821
3.04.05	Other operating expenses	-501,302	-599,424
3.05	Profit before finance income (costs) and taxes	5,756,922	4,998,346
3.06	Finance income (costs)	-2,005,803	-1,911,458
3.06.01	Finance income	717,450	643,140
3.06.02	Finance costs	-2,723,253	-2,554,598
3.06.02.01	Net exchange gains (losses) on financial instruments	160,668	-354,145
3.06.02.02	Finance costs	-2,883,921	-2,200,453
3.07	Profit before taxes on income	3,751,119	3,086,888
3.08	Income tax and social contribution	-83,885	-570,697
3.09	Profit from continuing operations	3,667,234	2,516,191
3.11	Profit for the year	3,667,234	2,516,191
3.11.01	Attributed to owners of the Company	3,706,033	2,516,376
3.11.02	Attributed to non-controlling interests	-38,799	-185
3.99	Earnings per share - (reais/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	2.54191	1.72594
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	2.54191	1.72594

Consolidated Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2011 to 12/31/2011	01/01/2010 to 12/31/2010
		2011	2010
4.01	Profit for the year	3,667,234	2,516,191
4.02	Other comprehensive income	-1,198,761	417,700
4.02.01	Exchange differences arising on translation of foreign operations, net of taxes	195,046	-69,270
4.02.02	Actuarial gains/(losses) on defined benefit plan, net of taxes	-74,331	-28,603
4.02.03	Net change in fair value of available-for-sale financial assets, net of taxes	-621,312	515,573
4.02.04	Net change in fair value of available-for-sale financial assets transferred to profit or loss	-698,164	0
4.03	Comprehensive income for the year	2,468,473	2,933,891
4.03.01	Attributed to owners of the Company	2,507,272	2,934,076
4.03.02	Attributed to non-controlling interests	-38,799	-185

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2011 to 12/31/2011	01/01/2010 to 12/31/2010
6.01	Net cash generated by (used in) operating activities	4,201,780	2,517,304
6.01.01	Cash generated from operations	6,461,926	5,290,828
6.01.01.01	Profit for the year	3,667,234	2,516,191
6.01.01.02	Accrued charges on borrowings and financing	2,650,622	1,489,191
6.01.01.03	Depreciation/ depletion / amortization	948,251	814,034
6.01.01.04	Proceeds from write-off and disposal of assets	54,727	5,827
6.01.01.05	Realization of available-for-sale investments	-698,164	0
6.01.01.07	Deferred income tax and social contribution	-52,542	207,268
6.01.01.08	Provision of swaps/forwards	110,009	126,492
6.01.01.10	Provision for actuarial liabilities	-11,412	2,393
6.01.01.11	Provision for tax, social security, labor and civil risks	62,746	199,558
6.01.01.12	Inflation adjustment and exchange differences	-250,083	57,119
6.01.01.13	Allowance for doubtful debts	189	-46,675
6.01.01.14	Other provisions	-19,651	-80,570
6.01.02	Increase (decrease) in assets and liabilities	-2,260,146	-2,773,524
6.01.02.01	Trade receivables	-339,427	143,250
6.01.02.02	Inventories	-410,264	-794,331
6.01.02.04	Receivables from related parties	471,666	0
6.01.02.05	Recoverable taxes	16,700	297,424
6.01.02.06	Trade payables	544,300	11,964
6.01.02.07	Payroll and related taxes	-47,072	-36,757
6.01.02.08	Taxes	135,765	-101,723
6.01.02.09	Taxes in installments - REFIS	-296,304	-414,473
6.01.02.12	Judicial deposits	-20,253	-33,822
6.01.02.13	Contingent liabilities	120,951	16,868
6.01.02.16	Interest paid	-2,145,400	-1,190,423
6.01.02.17	Interest on swap paid	-360,976	-676,163
6.01.02.18	Other	70,168	4,662
6.02	Net cash used in investing activities	-5,275,011	-4,635,797
6.02.01	Receipt/payment in derivative transactions	-57,157	395,346
6.02.04	Disposal of investments	1,310,171	0
6.02.06	Investments	-2,126,493	-1,370,016
6.02.07	Property, plant and equipment	-4,400,825	-3,635,911
6.02.08	Intangible assets	-707	-25,216
6.03	Net cash generated by financing activities	4,740,715	4,615,813
6.03.01	Borrowings	7,824,012	8,754,779
6.03.03	Repayments to financial institutions - principal	-1,469,206	-2,706,982
6.03.04	Dividends and interest on capital	-1,856,381	-1,560,795
6.03.06	Capital contribution by non-controlling shareholders	242,290	128,811
6.04	Exchange rate changes on cash and cash equivalents	1,510,631	-228,833
6.05	Increase (decrease) in cash and cash equivalents	5,178,115	2,268,487
6.05.01	Cash and cash equivalents at the beginning of the year	10,239,278	7,970,791
6.05.02	Cash and cash equivalents at the end of the year	15,417,393	10,239,278

Consolidated Financial Statements / Statement of Changes in Shareholders’ Equity – 1/1/2011 to 12/31/2011

(R$ thousand)

Code	Description	Paid-in Capital	Capital Reserve	Earning Reserve	Retained earnings	Other comprehensive income	Equity	Non-Controling interests	Consolidated Equity
5.01	At December 31, 2010	1,680,947	30	6,119,798	0	-168,015	7,632,760	189,928	7,822,688
5.03	Adjusted opening balances (Impact of restatement of prior years)	1,680,947	30	6,119,798	0	-168,015	7,632,760	189,928	7,822,688
5.04	Capital transactions with shareholders	0	0	-954,211	-1,200,000	0	-2,154,211	0	-2,154,211
5.04.06	Dividends	0	0	0	-926,508	0	-926,508	0	-926,508
5.04.09	Additional dividends proposed	0	0	273,492	-273,492	0	0	0	0
5.04.10	Approval of prior year’s proposed dividends	0	0	-1,227,703	0	0	-1,227,703	0	-1,227,703
5.05	Total comprehensive income	0	0	0	3,706,033	-1,198,761	2,507,272	-38,799	2,468,473
5.05.01	Profit for the year	0	0	0	3,706,033	0	3,706,033	-38,799	3,667,234
5.05.02	Other comprehensive income	0	0	0	0	-1,198,761	-1,198,761	0	-1,198,761
5.05.02.04	Translation adjustments for the year	0	0	0	0	195,046	195,046	0	195,046
5.05.02.07	Gain/loss on pension plan	0	0	0	0	-74,331	-74,331	0	-74,331
5.05.02.08	Available-for-sale assets	0	0	0	0	-621,312	-621,312	0	-621,312
5.05.02.09	Sale of available-for-sale assets	0	0	0	0	-698,164	-698,164	0	-698,164
5.06	Internal changes in equity	0	0	2,506,033	-2,506,033	0	0	280,220	280,220
5.06.01	Recognition of reserves	0	0	2,506,033	-2,506,033	0	0	0	0
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	280,220	280,220
5.07	Balances At December 31, 2011	1,680,947	30	7,671,620	0	-1,366,776	7,985,821	431,349	8,417,170

Consolidated Financial Statements / Statement of Changes in Shareholders’ Equity – 1/1/2010 to 12/31/2010

(R$ thousand)

Code	Description	Paid-in Capital	Capital Reserve	Earning Reserve	Retained earnings	Other comprehensive income	Equity	Non-Controling interests	Consolidated Equity
5.01	At December 31, 2009	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450	83,060	6,589,510
5.03	Adjusted opening balances (Impact of restatement of prior years)	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450	83,060	6,589,510
5.04	Capital transactions with shareholders	0	0	49,034	-1,856,800	0	-1,807,766	0	-1,807,766
5.04.06	Dividends	0	0	0	-272,297	0	-272,297	0	-272,297
5.04.07	Interest on capital	0	0	0	-356,800	0	-356,800	0	-356,800
5.04.08	Other capital transactions	0	0	-34	0	0	-34	0	-34
5.04.09	Additional dividends proposed	0	0	1,227,703	-1,227,703	0	0	0	0
5.04.10	Approval of prior year’s proposed dividends	0	0	-1,178,635	0	0	-1,178,635	0	-1,178,635
5.05	Total comprehensive income	0	0	0	2,516,376	417,700	2,934,076	-185	2,933,891
5.05.01	Profit for the year	0	0	0	2,516,376	0	2,516,376	-185	2,516,191
5.05.02	Other comprehensive income	0	0	0	0	417,700	417,700	0	417,700
5.05.02.04	Translation adjustments for the year	0	0	0	0	-69,270	-69,270	0	-69,270
5.05.02.08	Available-for-sale assets	0	0	0	0	-28,603	-28,603	0	-28,603
5.05.02.09	Sale of available-for-sale assets	0	0	0	0	515,573	515,573	0	515,573
5.06	Internal changes in equity	0	0	626,159	-626,159	0	0	107,053	107,053
5.06.01	Recognition of reserves	0	0	626,159	-626,159	0	0	0	0
5.06.05	Interest in subsidiaries by non-controlling shareholders	0	0	0	0	0	0	128,811	128,811
5.06.06	percentage variation of non-controlling shareholders	0	0	0	0	0	0	-21,758	-21,758
5.07	Balances At December 31, 2010	1,680,947	30	6,119,798	0	-168,015	7,632,760	189,928	7,822,688

Consolidated Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2011 to 12/31/2011	01/01/2010 to 12/31/2010
7.01	Revenues	20,157,662	17,038,272
7.01.01	Sales of products and services	19,525,854	17,054,701
7.01.02	Other revenues	632,798	-11,707
7.01.04	Recognition/reversal of allowance for doubtful debts	-990	-4,722
7.02	Inputs purchased from third parties	-10,027,982	-8,265,073
7.02.01	Costs of sales and services	-8,591,341	-6,950,839
7.02.02	Materials, eletric power, outside services and other	-1,414,706	-1,296,373
7.02.03	Impairment/recovery of assets	-21,935	-17,861
7.03	Gross value added	10,129,680	8,773,199
7.04	Retentions	-948,251	-814,034
7.04.01	Depreciation, amortization and depletion	-948,251	-814,034
7.05	Wealth created	9,181,429	7,959,165
7.06	Value added received as transfer	2,827,069	61,772
7.06.02	Finance income	2,817,667	57,692
7.06.03	Other	9,402	4,080
7.07	Wealth for distribution	12,008,498	8,020,937
7.08	Wealth distributed	12,008,498	8,020,937
7.08.01	Personnel	1,485,903	1,325,117
7.08.01.01	Salaries and wages	1,132,384	996,392
7.08.01.02	Benefits	270,825	254,569
7.08.01.03	Severance pay fund (FGTS)	82,694	74,156
7.08.02	Taxes and fees	2,025,300	2,189,740
7.08.02.01	Federal	1,493,787	1,800,382
7.08.02.02	State	505,185	355,556
7.08.02.03	Municipal	26,328	33,802
7.08.03	Lenders and lessors	4,830,061	1,989,889
7.08.03.01	Interest	4,820,991	1,967,259
7.08.03.02	Leases	9,070	22,630
7.08.04	Shareholders	3,667,234	2,516,191
7.08.04.01	Interest on capital	10,400	356,800
7.08.04.02	Dividends	926,508	1,500,000
7.08.04.03	Retained earnings/(accumulated losses) for the year	2,769,125	659,576
7.08.04.04	Non-controlling interests in retained earnings	-38,799	-185

1 - THE COMPANY

CSN is a highly integrated company, with steel, mining, cement, logistics and energy businesses. The Company operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products, including coated and galvanized, as well as tin plate. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector.

The Company’s mine, Casa de Pedra, located in Congonhas, Minas Gerais, supplies it with high-quality iron ore needed to produce steel. With proven and probable reserves of more than 1.6 billion tonnes, its current production capacity is 21 million tonnes per year.

Together with its jointly-owned subsidiary Namisa, CSN has been selling iron ore on the seaborne market since the beginning of 2007. It also operates two port terminals in Itaguaí (RJ), a bulk solids terminal (Tecar), from where iron ore is shipped to the seaborne market, and a container terminal (Sepetiba Tecon). With the expansion of the Casa de Pedra mine, CSN has been consolidating its position as an important player in the iron ore market, and is currently, in conjunction with Namisa, Brazil’s second-largest producer.

The complementary nature of the steel and cement industries led CSN to enter the cement market at the beginning of 2009, adding value to the slag generated by crude steel production.

The Company is also one of Brazil’s largest industrial electricity consumers and has been investing in power generation assets and projects since 1999 in order to ensure self-sufficiency. CSN’s average generating capacity of 428 MW is sufficient to meet all the Group’s electricity needs.

2 – OUTLOOK, STRATEGIES AND INVESTMENTS

CSN has been investing in modernizing its facilities in its five highly-integrated segments, as well as expanding production capacity, always seeking to maximize returns for its shareholders. In addition to investing in organic growth projects, the Company also analyzes opportunities for acquisitions and strategic alliances, both in Brazil and abroad.

2.1 - STEEL

In the flat steel segment, CSN has been expanding its service centers, investing in the expansion of the Porto Real unit, a Company branch focused on the automotive sector, as well as developing expansion projects for the pre-painting plant.

It has been diversifying its steel activities, entering the long steel segment through the construction of a plant in Volta Redonda, with a production capacity of 500,000 tonnes per year, including rebar and wire rods. The Company is also studying the feasibility of building another two long steel plants with a similar capacity, reaching 1.5 million tonnes per year.

The Company also has two subsidiaries abroad, CSN LLC, in Terre Haute, Indiana, U.S.A., which is a cold-rolling and galvanizing plant, and Lusosider, in Paio Pires, Portugal, which also produces coated rolled steel.

CSN is considering expanding its steel production through new plants and the expansion of existing ones, as well as acquisitions, both in Brazil and abroad. In January 2012, CSN acquired Stahlwerk Thüringen GmbH (SWT), a manufacturer of steel profiles, and Gallardo Sections S.L.U, both located in Germany. SWT has an annual steel production capacity of 1.1 million tonnes and specializes in profiles to be used in stadiums, buildings, bridges, viaducts, footbridges, foundations, sheds and overhead cranes, among others. It is exceptionally well-located, enjoys low raw material costs and has access to both developed and emerging markets. The total value of the transaction was €482.5 million.

At the same time, the Company has been developing important projects in the pursuit of operational excellence and lower costs, exemplified by the installation of new coke batteries, aiming at self-sufficiency, and the alteration of the Presidente Vargas Steelworks power feed from 138KV to 500KV, increasing the stability of the system and reducing energy transmission costs.

2.2 - MINING

CSN is Brazil’s second largest iron ore exporter. In 2011, finished iron ore product sales from the Casa de Pedra and Namisa mines totaled 29.3 million tonnes, 16% more than the previous yearand a new record. The Company also produced 6.8 million tonnes of iron ore for its own consumption.

CSN is implementing expansion projects at both the Casa de Pedra and Namisa mines in order to reach a total annual production capacity of 89 million tonnes, 50 million of which from Casa de Pedra, with Namisa supplying the rest, including volumes purchased from third-parties and the concentration and pelletizing operations.

At the same time, CSN is expanding Tecar, its bulk solids terminal in Itaguaí Port, in order to reach an annual iron ore shipment capacity of 84 million tonnes.

2.3 - CEMENT

In 2009, CSN Cimentos opened its first factory in Volta Redonda, with an annual capacity of 2.4 million tonnes. In 2011, the Company began producing clinker at the Arcos unit in Minas Gerais, with an annual capacity of 830,000 tonnes, to supply the Volta Redonda cement facility.

Given the expected growth of the domestic cement market, CSN Cimentos plans to expand its current grinding capacity of 2.4 million tonnes per year to 5.4 million tonnes, as well as increase its clinker production capacity from 830,000 to 3.0 million tonnes per year.

2.4 - LOGISTICS

Ports

Sepetiba Tecon, managed by CSN, is a hub port for cargo and is one of the biggest container terminals in Rio de Janeiro and one of the largest in its segment in Brazil.

In order to expand the terminal, the Company is investing in infrastructure, including the equalization of Berth 301 and the acquisition of new equipment.

Railways

CSN retains an interest in two rail companies: MRS Logística and Transnordestina Logística S.A.

MRS

CSN holds, directly and indirectly, a 33.27% voting-capital interest in MRS Logística, which operates the former Southeastern Network of the Federal Railways (RFFSA), in the Rio de Janeiro - São Paulo - Belo Horizonte corridor.

MRS’ rail services are vital for the supply of raw materials and the outflow of finished products. It transports all the iron ore for export and all the coal and coke consumed by the Presidente Vargas Steelworks, as well as some of CSN’s steel and cement output.

TRANSNORDESTINA

With the support of the federal government, Transnordestina Logística S.A (TLSA) is building Nova Transnordestina, a 1,728 km-long railway connecting the rail terminal in Eliseu Martins (PI) to the Ports of Suape (PE) and Pecém (CE), crossing several cities in the states of Piauí, Pernambuco and Ceará.

The railway’s projected annual operating capacity of 30 million tonnes will play a crucial role in the development of the Northeast and provide logistical support for the region's economic expansion, in the oil and by-product, grain, mining and agricultural sectors, among others.

CSN’s interest in TLSA’s capital stock totaled 70.91% at the end of 2011.

A complete account of investments in affiliated companies and subsidiaries, in addition to the changes that occurred during the fiscal year, can be found in Note 11 to the Company’s financial statements.

3- CORPORATE GOVERNANCE

Investor Relations

In 2011, CSN continued to expand its communications with the capital market, improving investors’ perception of its basic fundamentals and helping reduce funding costs. Regarding participation in conferences, road shows, meetings and conference calls, the Company took part in 325 meetings in all, involving some 600 analysts and investors.

Capital Stock

CSN is controlled by Vicunha Siderurgia S.A. and Rio Iaco Participações S.A., which retain 47.86% and 3.99% of the Company’s total capital, respectively. Management is exercised by the Board of Directors and Board of Executive Officers.

* Controlling Group

•         All of CSN’s shares are common shares, each share representing one vote at Shareholders’ Meetings;

•         More than 45% of CSN’s shares are traded on the stock markets, mainly the BOVESPA and the NYSE.

Annual Shareholders’ Meeting

Shareholders’ Meeting, the Company’s sovereign body, takes place once a year, in accordance with the prevailing legislation, to elect the members of the Board of Directors, examine management’s accounts and the financial statements, and decide on the allocation of annual net income and the payment of dividends, among other matters. Whenever necessary, Extraordinary Shareholders’ Meetings may be called to decide on specific issues that are not within the normal scope of the Annual Meeting.

Board of Directors

The Board of Directors is composed of between seven (7) and eleven (11) members, who meet on a routine basis on pre-established dates throughout the year and on an extraordinary basis whenever necessary. Members are elected for a one-year term of office, re-election being permitted.

Its role is to define and monitor the Company’s policies and strategies, oversee the activities of the Board of Executive Officers and decide on matters relevant to the Company’s businesses and operations. The Board of Directors is also responsible for electing the executive officers and may, if necessary, constitute special advisory committees to help in the execution of these duties.

Board of Executive Officers

The Board of Executive Officers is responsible for the day-to-day management of the business in line with the strategies and policies established by the Board of Directors. It currently comprises six officers, including the Chief Executive Officer. Board of Executive Officers' meetings take place whenever necessary, called by the CEO or two other Executive Officers. Each officer is responsible for conducting the business of his respective area. Officers are elected for a two-year term, re-election being permitted.

Audit Committee

The Audit Committee has autonomy to make decisions on all matters concerning Sections 301 and 407 of the Sarbanes-Oxley Act. Its main responsibilities include reviewing, analyzing and making recommendations to the Board of Directors on matters concerning the indication, hiring and compensation of the external auditors, as well as supervising the internal and external audits. Regarding the hiring of external auditors, special procedures are adopted to ensure that there are no conflicts of interest, dependence or loss of objectivity on the auditors’ side in their relations with the Company.

Internal Audit

CSN maintains an internal auditor, which acts independently within the organization to assist and communicate material facts to the Board of Directors, the Audit Committee and the Board of Executive Officers. This internal auditor is responsible for ensuring the appropriate allocation of resources and protecting the assets of the CSN Group companies, providing support for compliance with the planned results, upgrading processes and internal controls in order to enhance financial and operating performance, as well as preventing the risk of losses or fraud and, consequently, any damage to CSN’s corporate image.

Independent Auditors

The independent auditors, KPMG Auditores Independentes, who provided auditing services to CSN and its subsidiaries in 2011, were also hired to perform services in addition to those related to the audit of the financial statements. It is the belief of both the Company and its independent auditors that these services, essentially appraisal reports, technical support and reviews of income tax declarations, do not affect the latter’s independence.

Audit fees

Refers to the audit of the annual financial statements and the review of the Company’s quarterly reports.

Audit-related fees

Refers to the preparation and issue of comfort letters for bonds issued by the Company’s subsidiaries abroad.

Tax service fees

Services related to the review of income tax declarations and other tax consultancy services.

(In thousands of Reais)
Audit fees	2,654
Audit-related fees	285
Tax service fees	142
Total	3,081

Services other than the examination of the financial statements are submitted for prior approval to the Audit Committee in order to ensure that, based on the pertinent legislation, they do not represent a conflict of interest or jeopardize the auditors’ independence or objectivity.

In accordance with CVM Instruction 480/09, on March 26, 2012, the Board of Executive Officers declared that they had discussed, reviewed, and were in full agreement with the opinions expressed in the independent auditors’ report and with the financial statements for the fiscal year ended December 31, 2011.

Sarbanes-Oxley Law

The Company is in the final stage of certification of internal controls related to the 2011 Consolidated Financial Statements (CSN and its subsidiaries), in compliance with Section 404 of the Sarbanes-Oxley Act (SOx).

In 2011, tests were carried out to evaluate the effectiveness of internal controls in CSN (Presidente Vargas Steelworks, Casa de Pedra mine and CSN Porto Real), CSN Cimentos, CSN LLC, CSN Export, CSN Europe, Prada (distribution and packaging), and Transnordestina Logística S.A - TLSA, which are companies considered significant for SOx Certification. The evaluations of these companies began in August 2011. The managers of each process were responsible for carrying out the tests and monitoring existing points.

It is important to emphasize that the financial, entity level and accounts preparation and disclosure processes are corporate in nature, including all CSN companies except NAMISA, which has its own structure for executing these processes and activities.

Code of Ethics

CSN has adopted a Code of Ethics since 1998, which was revised, updated and redistributed to all of the CSN Group’s employees in 2011. The code is normally delivered to members of staff in corporate integration training courses.

The Code of Ethics for the Group’s companies details the standards of personal and professional conduct expected of its employees in their relations with co-workers, clients, shareholders, suppliers, communities and competitors, as well as the environment, and also contains a declaration of our corporate conduct and our commitment to our employees. Its content is in the public domain and is available at www.csn.com.br.

One aspect that has been a permanent feature of the Code since its inception is the rules governing “Trading in the Company’s Shares”, based on CVM Instruction 358/2002.

Disclosure of Material Acts and Facts

CSN maintains a Material Act or Fact Disclosure Policy, which determines that all such disclosures must contain information that is accurate, consistent, appropriate, transparent, unified and within the proper timeframes, in accordance with CVM Instruction 358/2002, and Section 409 of the Sarbanes-Oxley Act – Real Time Issuer Disclosure. All material acts or facts are disclosed in Brazil (BOVESPA) and the United States (NYSE), where the Company’s shares are traded.

4 – INNOVATION

In order to meet new demand and market expectations, CSN constantly invests in the development of innovative projects in order to provide its clients with creative product and service solutions. This pioneering attitude, together with the restructuring of its production chain with its most important clients, are among the Company’s main strategies for consolidating market share growth.

As Brazil’s leading producer of high value-added coated flat steel products, CSN invests in innovation and the continuous improvement of its production procedures, developing new products and applications to meet the market’s current and future needs. In 2011, the Company invested around R$57 million in R&D activities.

5 - PEOPLE

CSN has a people management model based on five pillars – Attract; Align and Engage; Evaluate; Develop; Recognize and Reward – and invests in projects aimed at professional development and improvement, thereby contributing to the growth of the organization and its people.

In 2011, CSN, which has around 20,000 employees, directed its HR initiatives towards recognizing and developing the skills of its workers in order to ensure the Group’s growth requirements and sustain the business.

One of the year’s highlights was the launch of the Leadership School, which seeks to strengthen the corporate culture, align knowledge and create synergies among the Group’s executives. In addition to propagating the competency management model, which is in full accordance with the Company’s strategic pillars, it aims to ensure sustainable leadership, based on the Organization’s mission, vision and values.

6 - SOCIAL RESPONSIBILITY

CSN’s social responsibility is developed in partnership with government and civil society and is aimed at valuing the potential of each region where the Company operates and their respective communities. In 2011, the CSN Foundation celebrated its 50th anniversary, focusing on socially responsible policies and social and economic development. Between 2006 and 2011, investments in education, health, culture and sport totaled close to R$93 million.

These investments are carried out through the sponsorship of cultural and sporting projects of other entities and companies, selected and approved by the tax incentive mechanisms, as well as the Foundation’s own initiatives.

The beneficiaries in 2011 included the musical “Fiddler on the Roof”, the University of São Paulo’s Brazilian Library collection exhibition at the Pinacoteca, the Villa-Lobos Superstar project and the Voices of Peace Choir.

CSN also supported projects by NGOs registered with various Municipal Councils for Children and Teenagers’ Rights, focusing on helping at-risk youngsters, including the APAE, which helps the mentally handicapped, the AACD, which focuses on the physically disabled, and the Instituto Deco 20, which concentrates on the socially vulnerable.

7 - ENVIRONMENTAL RESPONSIBILITY

Sustainability is one of the pillars of CSN’s business strategy, and concern for the environment is an integral part of its mission and values. The Company does everything possible to improve its social and environmental processes, in order to consolidate sustainable initiatives for local and regional development. All of its main units have received ISO 14,001 environmental certification and it is constantly striving to integrate its activities in this area, eliminating waste and optimizing energy efficiency and the use of natural resources. The Company’s Sustainability Council issues guidelines to ensure that sustainability permeates every area of the Company.

8 - DISCLAIMER

Certain of the statements contained herein are forward-looking statements and projections, which express or imply results, performance or events that are expected in the future. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, including general and economic conditions in Brazil and in other countries, interest rate and exchange rate levels, future renegotiations and prepayment of foreign-currency liabilities or loans, protectionist measures in Brazil, the United States and other countries, changes in laws and regulations and general competitive factorson a regional, national or global basis.

CSN’s financial information presented herein is in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil. Non-financial information, as well as other operating information, has not been audited by the independent auditors.

(expressed In thousands of reais – R$, unless otherwise stated)

1.       DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries and jointly controlled entities collectively referred to herein as "CSN" or the “Company”).The Company’s registered office social is located at Avenida Brigadeiro Faria Lima, 3400 – São Paulo, SP.

CSN is a Company with shares listed on the São Paulo Stock Exchange (BOVESPA) and the New York Stock Exchange (NYSE).  Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The main operating activities of CSN are divided into 5 (five) segments as follows:

•         Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, metallic packaging and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States and Portugal aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries.

•         Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties.CSN holds a concession to operate TECAR, a solid bulk maritime terminal, of the 4 (four) terminals that form the Itaguaí Port, located in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•         Cement:

The Company entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. In 2011, the clinker used in manufacturing the cement was purchased from third parties, however, at the end of 2011, with the completion of the first stage of the Clinker plant in Arcos, MG, this plant already supplied the milling needs of CSN Cimentos in Volta Redonda. Explores also limestone and dolomito Arches drive in the State of Minas Gerais, to feed the needs of UPV and CSN Cement, and the surplus of such raw materials is sold to subsidiaries and third parties.

During 2011, the Clinker used in the manufacture of cement was purchased from third parties, however, by the end of 2011, with the completion of the first stage of the Clinker plant in Arcos (MG), this has already filled the needs of grinding of Cement located in Volta Redonda, CSN.

•         Logistics:

Railroads:

CSN has equity interests in two railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística, which operates the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

Ports:

In the State of Rio de Janeiro, the Company operates the Container Terminal known as Sepetiba Tecon at the Itaguaí Port. Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•         Energy:

As energy is fundamental in its production process, the Company has invested in assets for generation of electric power to guarantee its self-sufficiency.

For further details on strategic investments in the Company’s segments, see Note 27 – Business Segment Reporting.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)        Basis of preparation

The consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the corresponding standards issued by the CPC (Accounting Pronouncements Committee) and the CVM (Brazilian Securities Commission) applicable to the preparation of the financial statements.

The individual financial statements have been prepared in accordance with the standards issued by the CPC (Accounting Pronouncements Committee) and the CVM (Brazilian Securities Commission) applicable to the preparation of the financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in the notes to this report and refer to the allowance for doubtful debts, provision for inventory losses, provision for labor, civil, tax, environmental and social security risks, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits.  Actual results may differ from these estimates.

The financial statements are presented in thousands of reais (R$). Depending on the applicable IFRS standard, the measurement criterion used in preparing the financial statements considers the historical cost, net realizable value, fair value or recoverable amount. When both IFRSs and CPCs include the option between acquisition cost and any other measurement criterion (for example, systematic remeasurement), we used the cost criterion.

Some balances for the financial year 2010 were reclassified to permit a better comparability with 2011.

The individual and consolidated financial statements were approved by the Board of Directors and authorized for issue on March 26, 2012.

(b)        Consolidated financial statements

The accounting policies have been consistently applied to all consolidated companies.

The consolidated financial statements for the years ended December 31, 2011 and 2010 include the following direct and indirect subsidiaries and jointly-controlled subsidiaries, as well as the exclusive funds Diplic and Mugen:

•                       Companies

	Equity interest (%)
Companies	12/31/2011	12/31/2010	Main activities

Direct interest: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
Tangua Inc.	100.00	100.00	Financial transactions
International Investment Fund	100.00	100.00	Equity interests and financial transactions
CSN Minerals S. L.(1)	100.00	100.00	Equity interests
CSN Export Europe, S.L. (2)	100.00	100.00	Financial transactions, product sales and equity interests
CSN Metals S.L. (3)	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L. (4)	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L. (5)	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
CSN Aços Longos S.A.- merged by Parent Company on 1/28/2011		99.99	Manufacture and sale of steel and/or metallurgical products
Florestal Nacional S.A.(6)	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of packaging and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of packaging and distribution of steel products
CSN Cimentos S.A.	99.99	99.99	Cement manufacturing
Inal Nordeste S.A.- merged by Parent Company on 5/30/2011		99.99	Service center for steel products
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
Transnordestina Logística S.A.	70.91	76.45	Railroad logistics

Indirect interest: full consolidation
CSN Aceros S.A.	100.00	100.00	Equity interests
Companhia Siderurgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.(7)	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions and equity interests
CSN Portugal, Unipessoal Lda. (8)	100.00	100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests
Lusosider Aços Planos, S. A.	99.94	99.94	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.(9)	100.00	100.00	Financial transactions and equity interests
CSN Finance UK Ltd	100.00	100.00	Financial transactions and equity interests
CSN Holdings UK Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH(10)	100.00		Financial transactions, product sales and equity interests
Itamambuca Participações S. A. - merged by CSN Cimentos em 5/30/2011		99.99	Mining and equity interests
Companhia Brasileira de Latas (11)	59.17		Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.(11)	58.08		Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA (11)	58.98		Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda. (11)	58.98		Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda. (11)	58.98		Production and sale of household appliances and related products
Empresa de Embalagens Metálicas - MTM do Nordeste (11)	58.98		Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM (11)	58.98		Production and sale of cans and related activities

Direct interest: proportionate consolidation
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
Itá Energética S.A.	48.75	48.75	Generation of electric power
MRS Logística S.A.	27.27	22.93	Railroad transportation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Aceros Del Orinoco S.A.	22.73	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura (12)	50.00		Provision of services

Indirect interest: proportionate consolidation
Namisa International Minerios SLU	60.00	60.00	Equity interests and sales of products and minerals
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
MRS Logística S.A.	6.00	10.34	Railroad transportation
Aceros Del Orinoco S.A.	9.08	9.08	Dormant company
Aloadus Handel GmbH (10)	60.00		Financial transactions, product sales and equity interests

(1)     New corporate name of CSN Energy S.à.r.l., changed on December 15, 2010.

(2)     New corporate name of CSN Export S.à.r.l., changed on August 9, 2011.

(3)     New corporate name of CSN Overseas S.à.r.l., changed on December 15, 2010.

(4)     New corporate name of CSN Panamá S.à.r.l., changed on December 15, 2010.

(5)     New corporate name of CSN Steel S.à.r.l., changed on December 17, 2010.

(6)     New corporate name of Itaguaí Logística S.A., changed on December 27, 2010.

(7)     New corporate name of CSN Madeira Lda., changed on January 8, 2010.

(8)     New corporate name of Hickory-Comércio Internacional e Serviços Lda., changed on January 8, 2010.

(9)     New corporate name of CSN Cement S.à.r.l., changed on June 18, 2010.

(10)  Companies that became subsidiaries on November 3, 2011.

(11)  Companies that became subsidiaries on July 12, 2011.

(12)  Equity interest acquired on December 5, 2011.

•                       Exclusive funds

	Interest held
Exclusive funds	12/31/2011	12/31/2010	Main activities
Direct interest: full consolidation
DIPLIC - Fundo de investimento multimercado	100,00	100,00	Investment fund
Mugen - Fundo de investimento multimercado	100,00	100,00	Investment fund

In preparing the consolidated financial statements the following consolidation procedures have been applied:

Unrealized gains on transactions with subsidiaries and jointly controlled entities are eliminated to the extent of CSN’s equity interests in the related entity in the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are indications of impairment. The base date of the financial statements of the subsidiaries, jointly controlled entities and affiliated companies is the same as that of the Company, and their accounting policies are in line with the policies adopted by the Company.

•                       Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to determine the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Company and are deconsolidated from the date when such control ceases.

•                       Joint controlled entities

The financial statements of jointly controlled entities are included in the consolidated financial statements from the date when shared control starts through the date when shared control ceases to exist. Jointly controlled entities are proportionately consolidated.

•                       Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of Company equity. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains and losses on disposals to non-controlling interests are also recognized directly in equity, in line item “Valuation adjustments to equity”.

When the Company no longer holds control, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(c)        Individual financial statements

In the individual financial statements, interests in subsidiaries and jointly controlled entities are accounted for by the equity method of accounting. The same adjustments are made both to the individual financial statements and the consolidated financial statements. In the case of CSN, the accounting practices adopted in Brazil, applied to the individual financial statements, differ from IFRS applicable to the separate financial statements only with respect to the measurement of investments in subsidiaries and associates by the equity method of accounting, which under IFRSs must be measured at cost or fair value.

(d)        Foreign currencies

i.                Functional and presentation currency

Items included in the financial statements of each one of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”).The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

ii.               Balances and transactions

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at exchange rates in effect as as of December 31, 2011 of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in equity as qualifying cash flow hedges and qualifying net investment hedges.

The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of December 31, 2011, US$1 is equivalent to R$1.8758 (R$1.6662 as of December 31, 2010), EUR 1 is equivalent to R$2.4342 (R$2.2280 as of December 31, 2010), A$1 is equivalent to R$1.9116 (R$1.6959 as of December 31, 2010) and JPY 1 is equivalent to R$0.02431 (R$0.0205 as of December 31, 2010).

All other foreign exchange gains and losses, including foreign exchange gains and losses related to loans and cash and cash equivalents, are presented in the income statement as finance income or costs.

Changes in the fair value of monetary securities denominated in foreign currency, classified as available-for-sale, are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences related to changes in amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in equity.

Exchange differences on non-monetary financial assets and liabilities classified as measured at fair value through profit or loss are recognized in profit or loss as part of the gain or loss on the fair value. Exchange differences on non-monetary financial assets, such as investments in shares classified as available-for-sale, are included in comprehensive income in equity.

iii.              Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

•          Assets and liabilities in each balance sheet presented have been translated at the exchange rate at the end of the reporting period.

•          Income and expenses of each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates in effect at the transaction dates, in which case income and expenses are translated at the rate in effect at the transaction dates); and

•          All resulting exchange differences are recognized as a separate component in other comprehensive income.

On consolidation, exchange differences resulting from the translation of monetary items with characteristics of net investment in foreign operations are recognized in equity. When a foreign operation is partly disposed of or sold, exchange differences previously recorded in other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

(e)        Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Certificates of deposit that can be redeemed at any time without penalties are considered as cash equivalents.

(f)         Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses. Foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period. The allowance for doubtful debts was recognized in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of our legal counsel regarding the collection of these receivables for recognizing the allowance.

(g)        Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished products and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale. Losses for slow-moving or obsolete inventories are recognized when considered appropriate.

Stockpiled inventories are accounted for as processed when removed from the mine. The cost of finished products comprises all direct costs necessary to transform stockpiled inventories into finished products.

(h)        Investments

Investments in subsidiaries, jointly controlled entities and associates are accounted for by the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating revenue (or expenses) in the individual financial statements. In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s equity, and are only recognized in profit or loss when the investment is disposed of or written off due to impairment loss. Other investments are recognized and maintained at cost or fair value.

When necessary, the accounting policies of subsidiaries and jointly controlled entities are changed to ensure consistency and uniformity of criteria with the policies adopted by the Company.

(i)              Business combination

The acquisition method is used to account for each business combination conducted by the Company. The consideration transferred for acquiring a subsidiary is the fair value of the assets transferred, liabilities incurred and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes non-controlling interests in the acquiree according to the proportional non-controlling interest held in the fair value of the acquiree’s new assets (see note 3).

(j)         Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 12. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since it is useful life is considered indefinite. However, if the tangible assets are mine-specific, they are depreciated over the economic useful lives for such assets. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, reducing the carrying amount of the part that it is replacing if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of property, plant and equipment have different useful lives, these components are separately recognized as property, plant and equipment items.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in ‘Other operating income (expenses)’.

Mineral rights acquired are classified as other assets in property, plant and equipment.

Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period subsequent development costs are capitalized. Exploration and valuation expeditures include:

•          Research and analysis of exploration area historical data;

•          Topographic, geological, geochemical and geophysical studies;

•          Determine the mineral asset’s volume and quality/ grade of deposits;

•          Examine and test the extraction processes and methods;

•          Topographic surveys of transportation and infrastructure needs;

•          Market studies and financial studies.

The costs for the development of new mineral deposits or capacity expansion in mines in operations are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities.

The development stage includes:

•          Drillings to define the ore body;

•          Access and draining plans;

•         Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body). This is often referred to as stripping.

Stripping costs (the costs associated with the removal of overburdened and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Post-production stripping costs are included in the cost of the inventory produced (that is extracted), at each mine individually during the period that stripping costs are incurred.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that will increase the asset’s useful life and the useful life of which exceeds 12 months. These parts are classified in property, plant and equipment and not in inventories.

(k)        Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations and/or those internally generated.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis based on the exploration or recovery periods.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•         Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the assets and liabilities of the acquiree. Goodwill on acquisitions of subsidiaries is recognized as ‘Intangible assets’ in the consolidated financial statements. Negative goodwill is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

•         Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated economic useful lives.

(l)         Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization are tested for impairment when whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). Non-financial assets, except goodwill, that are considered impaired are subsequently reviewed for possible reversal of the impairment at the reporting date.

(m)       Employee benefits

i.       Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement for the periods during which services are provided by employees. Contributions paid in advance are recognized as an asset on condition that either cash reimbursement or reduction in future payments is available. Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value. Any unrecognized costs of past services and the fair values of any plan assets are deducted. The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid. The calculation is made annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future contributions to the plan. In calculating the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any Company plan. An economic benefit is available to the Company if it is realizable during the life of the plan or upon settlement of the plan’s liabilities.

Some of the Company’s entities offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and were calculated using the same accounting method used for defined benefit pension plans. These obligations are annually evaluated by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized on a straight-line basis over the average period until the benefits become vested. When the benefits become immediately vested, the expense is recognized in profit or loss.

The Company has chosen to recognize all the actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income and only registered in income statement if the plan is extinguished.

ii.      Profit sharing and bonus

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets. The Company recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses when such goals are met.

(n)        Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle a present obligation, and (iii) the amount can be reliably measured. Provisions are determined discounting the expected future cash flows based on a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the specific risks of the liability.

(o)        Concessions

The Company has government concessions and their payments are classified as operating leases.

(p)        Share capital

Common shares are classified in equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of taxes.

When any Group company buys Company shares (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from equity attributable to owners of the Company until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in equity attributable to owners of the Company.

(q)        Revenue recognition

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the consideration received or receivable. Revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs and possible return of goods can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized. Revenue from services provided is recognized as it is realized.

The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of term of the contract.

(r)         Finance income and finance costs

Finance income includes interest income from funds invested (including available-for-sale financial assets), dividend income (except for dividends received from investees accounted for under the equity method in Company), gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established. Distributions received from investees accounted for by the equity method reduce the investment value.

Finance costs comprise interest expenses on borrowings, net of the discount to present value of the provisions, dividends on preferred shares classified as liabilities, losses in the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

(s)        Income tax and social contribution

Current and deferred income tax and social contribution are calculated based on the tax law enacted or substantially enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions assumed in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Company recognizes provisions, when appropriate, based on the estimated payments to tax authorities.

The income tax and social contribution expense comprises current and deferred taxes. The current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items directly recognized in equity.

Current tax is the expected tax payable or receivable on taxable profit or loss for the year at tax rates that have been enacted or substantially enacted by the end of the reporting period and any adjustment to taxes payable in relation to prior years.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax is not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not a business combination and does not affect either the accounting or taxable profit or loss, and differences associated with investments in subsidiaries and controlled entities when it is probable that they will not reverse in the foreseeable future. Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting in the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the end of the reporting period.

Current income tax and social contribution are carried at their net amounts by the taxpayer, in liabilities when there amounts payable or in assets when prepaid amounts exceed the total amount due at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized.

Deferred income tax and social contribution assets are reviewed at the end of each reporting period and reduced to the extent that their realization is no longer probable.

(t)         Earnings per share

Basic earnings per share are calculated by means of the profit for the year attributable to owners of the Company and the weighted average number of common shares outstanding in the related period. Diluted earnings per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. The Company does not have any instruments potentially convertible into shares and, accordingly, diluted earnings per share are equal to basic earnings per share.

(u)        Environmental and restoration costs

The Company recognizes a provision for the costs of recovery of areas and fines when a loss is probable and the amounts of the related costs can be reliably measured. Generally, the period for providing for the amount to be used in recovery coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate. Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Company and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

(v)        Research and development

All these costs are recognized in the income statement when incurred, except when they meet the criteria for capitalization. Expenditures on research and development of new products for the year ended December 31, 2011 amounted to R$6,532 (R$4,314 for the year ended December 31, 2010).

(w)       Financial instruments

i)                Financial assets

Financial assets are classified into following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for- sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

•           Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, accordingly, are classified in this category unless they have been designed as cash flow hedging instruments. Assets in this category are classified in current assets.

•           Loans and receivables

This category include loans and receivables that are non-derivative financial assets with fixed or determinable payments not quoted in an active market. They are included in current assets, except those with maturity of more than 12 months after the end of the reporting period (which are classified as non-current assets).Loans and receivables include loans to associates, trade receivables and cash and cash equivalents, except short-term investments. Cash and cash equivalents are recognized at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

•           Held-to-maturity assets

These are basically financial assets acquired with the positive intent and ability to hold to maturity. Held-to-maturity investments are initially recognized at their value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment loss.

•           Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category. They are included in non-current assets when they are strategic investments of the Company, unless Management intends to dispose of the investment within up to 12 months from the end of the reporting period. Available-for-sale financial assets are recognized at fair value.

•           Recognition and measurement

Regular purchases and sales of financial assets are recognized at the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at their fair value, plus transaction costs for all financial assets not classified as at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value and the transaction costs are charged to the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses resulting from changes in the fair value of financial assets at fair value through profit or loss are presented in the income statement under “finance income” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other finance income when the Company’s right to receive the dividends has been established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences on monetary securities are recognized in profit or loss, while exchange differences on non-monetary securities are recognized in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income and are only recognized in profit or loss when the investment is sold or written off as a loss.

Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as part of other income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the income statement as part of other finance income when the Company’s right to receive payments has been established.

The fair values of publicly quoted investments are based on current purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows, and pricing models that make maximum use of market inputs and relies as little as possible on entity-specific inputs.

ii)               Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

•           Assets measured at amortized cost

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria used by CSN to determine whether there is objective evidence of an impairment loss include:

•       significant financial difficulty of the issuer or counterparty;

•       a breach of contract, such as default or delinquency in interest or principal payments;

•       the issue, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

•       it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•       the disappearance of an active market for that financial asset because of financial difficulties; or

•       observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of such assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

- adverse changes in the payment status of borrowers in the portfolio;

- national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed and recognized in the consolidated income statement.

•           Assets classified as available-for-sale

In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Determining what is considered a “significant” or “prolonged” decline requires judgment. For this judgment we assess, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost, and the financial health and short-term prospects of the business for the investee, including factors such as: industry and segment performance, changes in technology, and operating and financial cash flows. If there is any of this evidence of impairment of available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss—is reclassified from equity and recognized in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the income statement.

CSN tested for impairment its available-for-sale investment in Usiminas shares (see note 15).

iii)              Financial liabilities

Financial liabilities are classified into the following categories: measured at fair value through profit or loss and other financial liabilities. Management determines the classification of its financial liabilities at the time of initial recognition.

•         Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading or designated as at fair value through profit or loss.

Derivatives are also classified as trading securities, unless they have been designated as effective hedging instruments.

•         Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest method.

The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures, and trade payables.

•           Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off recognized amounts and the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

iv)             Derivative instruments and hedging activities

•           Derivatives measured at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “Other gains (losses), net”. Even though the Company uses derivatives for hedging purposes, it does not apply hedge accounting.

•           Foreign exchange gains or losses on foreign operations

Any gain or loss on the instrument related to the effective portion is recognized in equity. The gain or loss related to the ineffective portion is immediately recognized in the income statement under “Other gains (losses), net”.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

(x)        Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group. All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to make decisions regarding funds to be allocated to the segment and assessment of its performance, and for which there is distinct financial information available (see Note 27).

(y)             Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received, when they will be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs the grants are intended to compensate.

The Company has state tax incentives in the North and Northeast regions that are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

(z)             New standards and interpretations issued and not yet adopted

Several standards, amendments and IFRS interpretations issued by the IASB have not yet become effective for the year ended December 31, 2011, as follows:

Standard	Description	Effective date
Amendments to IFRS 7	Disclosures – Transfers of Financial Assets	July 1, 2011
IFRS 9	Financial Instruments	January 1, 2013
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
Amendments to IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendments to IAS 12	Deferred Taxes - Recovery of Underlying Assets	January 1, 2012
IAS 19 (revised in 2011)	Employee Benefits	January 1, 2013
IAS 27 (revised in 2011)	Separate Financial Statements	January 1, 2013
IAS 28 (revised in 2011)	Investments in Associates and Joint Ventures	January 1, 2013
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013

These standards, amendments and interpretations are effective for annual reporting periods beginning on or after 2012 and 2013 and were not used in preparing these financial statements. No material impact of these new Standards on the Group’s financial statements are expected, except for IFRS 9 Financial Instruments, which can change the classification and measurement of the financial assets held by the Group, IFRIC 20 Shipping Costs in the Production Phase of a Surface Mine, which can impact the accounting of waste stripping in non-current assets, and IFRS 10, IFRS 11 and IFRS 12, which can impact the entities currently consolidated and/or proportionately consolidated by the Group. The Company does not expect to early adopt this standard and its impact has not yet been measured.

The CPC has not yet issued any pronouncements equivalent to the IFRSs above, but it is expected that such pronouncements will be issued before the IFRSs’ effective date. The early adoption of IFRSs is contingent to their approval by the Brazilian Securities Commission and/or the Federal Accounting Council.

3.       BUSINESS COMBINATION

On July 12, 2011, CSN conducted, through its wholly-owned subsidiary “Prada”, a capital increase in Companhia Brasileira de Latas (“CBL”) through the capitalization of receivables. As a result, the Company became the holder of CBL’s control, with an equity interest equivalent to 59.17% of its voting capital, represented by 784,055,451 common shares (“Acquisition”).

The acquisition of CBL’s control will generate operating and administrative synergies that will result in a decrease in production costs, logistics costs, and administrative costs.

As mentioned in Note 2(i), the acquisition method was used to account for identifiable assets acquired, liabilities assumed, and non-controlling interests. Non-controlling interests in CBL equivalent to 40.83% were proportionately determined, based on the fair value of identifiable assets acquired and liabilities assumed. Some of the non-controlling shareholders are in the corporate structure of CSN’s parent group.

The purchase price of R$43,316 was allocated between identified assets acquired and liabilities assumed, measured at fair value. In the asset and liability identification process were considered the intangible assets that were not recognized in the acquirees’ books. The transaction costs are represented by consulting services and lawyers’ fees totaling R$485, which have been allocated to profit or loss as incurred.

The tables below show the allocation of identifiable assets acquired and liabilities assumed recognized at the acquisition date, the purchase price considered on the acquisition of CBL’s control, and the calculation of the resulting goodwill.

	Carrying amounts	Adjustments to fair value	Total fair value
Assets acquired and liabilities assumed

Current assets	62,182	(7,465)	54,717
Non-current assets (*)	44,718	89,449	134,167
Current liabilities	(144,225)	10,522	(133,703)
Non-current liabilities (**)	(567,469)	351,035	(216,434)
Total assets acquired and liabilities assumed	(604,794)	443,541	(161,253)

(*) Comprising mainly the fair value adjustment to property, plant and equipment amounting to R$90,572.Total fair value of property, plant and equipment was measured at R$123,518.
(**) Comprising mainly the fair value adjustment to receivables from CSN amounting to R$388,640.

The fair value adjustments made based on the corporate balance sheet to prepare the opening balance sheet were adjusted after the completion of the valuation report in December 2011.

Goodwill arising on acquisition

(-) Book value of CBL	(604,794)
(+) Fair value adjustments to assets acquired and liabilities assumed	443,541
(=) Total fair value of assets acquired and liabilities assumed	(161,253)

Purchase price considered	43,316

(=) Goodwill arising on acquisition	204,569

Goodwill arising on the acquisition comprises mainly the expected synergies generated by the business combination of Prada Embalagens with CBL, as described in note 13.

The business combination with Companhia Brasileira de Latas, which took place on July 12, 2011, is under review of Conselho Administrativo de Defesa Econômica, or CADE, (Brazilian antitrust agency).

4.       RELATED-PARTY BALANCES AND TRANSACTIONS

a)       Transactions with Holding Company

Vicunha Siderurgia S.A. is a holding company set up for the purpose of holding equity interests in other companies and is the Company’s main shareholder, with 47.86% of the voting shares.

On December 27, 2010, Rio IACO acquired 58,193,503 shares of Caixa Beneficente dos Empregados da CSN (“CBS”) and currently holds 3.99% of CSN’s issued capital, and became part of the control group.

•    Liabilities

					Paid
Companies	Mandatory minimum dividend	Proposed additional dividend	Proposed interest on capital	Total	Dividends	Interest on capital
Vicunha Siderurgia	443,386	130,881		574,267	717,835	170,746
Rio Iaco	36,981	10,916		47,897	59,871	14,241
Total at 12/31/2011	480,367	141,797		622,164	777,706	184,987
Total at 12/31/2010	141,174	636,509	184,985	962,668	717,834	33,499

Vicunha Siderurgia’s corporate structure is as follows (unaudited information):

Vicunha Aços S.A. – holds 99.99% of Vicunha Siderurgia S.A.

Vicunha Steel S.A. – holds 66.96% of Vicunha Aços S.A.

National Steel S.A. – holds 33.04% of Vicunha Aços S.A.

CFL Participações S.A. – holds 40% of National Steel S.A. and 39.99% of Vicunha Steel S.A.

CRio Purus Participações S.A. – holds 60% of National Steel S.A., 59.99% of Vicunha Steel S.A. and 99.99% of Rio Iaco Participações S.A.

b)       Transactions with subsidiaries and exclusive funds

•    Assets

Companies	Trade receivables	Short-term and other investments (1)	Intercompany loans (2)	Dividends receivable	Advance for future capital increase	Derivative financial instruments (3)	Total

CSN Islands VIII Corp.						374,455	374,455
CSN Portugal, Unipessoal Lda.	891,741						891,741
CSN Europe Lda.	739,154						739,154
CSN Export Europe, Sl.	48,248						48,248
Lusosider Aços Planos, S. A.	37,440						37,440
International Investment Fund			24,265				24,265
CSN Ibéria Lda.	51,689						51,689
Companhia Metalúrgica Prada	173,303				14,000		187,303
CSN Cimentos S.A.	2,122				10,225		12,347
Cia. Metalic Nordeste	1						1
Transnordestina Logística S.A.	84		53,440		21,981		75,505
Florestal Nacional S.A.			162,180				162,180
Sepetiba Tecon S.A.	20			10,400			10,420
CSN Energia S.A.					3,000		3,000
Estanho de Rondônia S.A.				3,625			3,625
Exclusive funds		1,345,088					1,345,088
Mineração Nacional S.A.				20			20
Companhia Brasileira de Latas	45,550						45,550
Total at 12/31/2011	1,989,352	1,345,088	239,885	14,045	49,206	374,455	4,012,031
Total at 12/31/2010	814,409	204,677	141,639	5,555	1,252,801	254,231	2,673,312

(1) The short-term investments and the investments in exclusive funds are managed by Banco BTG Pactual. Short-term investments total R$1,207,318 and investments in Usiminas shares total R$137,770, both classified as available-for-sale investments.

(2) International Investment Fund - US$ contract: 4.3% p.a. interest with undefined maturity.

Transnordestina - R$ contracts: interest equivalent to 101.5% to 102.5% of the interbank deposit rate (CDI) with final maturity extended to December 2013.

      Florestal Nacional - R$: interest equivalent to 100.5% to 105.5% of CDI with final maturity extended to January 2012.

(3) Financial instruments contract, specifically swap between CSN and CSN Islands VIII.

Intragroup receivables arise from product sales and service transactions between the parent and its subsidiaries.

The accounts receivable of Companhia Brasileira de Latas (“CBL”), relating to commercial transactions, amounted R$ 292,369 in total, being accrued R$ 246,819 on operations for the period before the acquisition, which is reversed only when received.

•    Liabilities

Companies	Borrowings and financing			Trade payables
	Prepayment (1)	Fixed rate notes(2)	Borrowings and Intercompany Bonds (2)	Intercompany borrowings (3)	Other	Total

CSN Islands VIII Corp.		1,440,536		1,723		1,442,259
CSN Portugal, Unipessoal Lda.	289,796					289,796
CSN Europe Lda.			20,500	40,906		61,406
CSN Resources S.A.	1,955,131	830,413	1,766,684			4,552,228
CSN Ibéria Lda.				44,876		44,876
Estanho de Rondônia S.A.					10,688	10,688
Congonhas Minérios S.A.			1,356,010			1,356,010
Other(*)					7,464	7,464
Total at 12/31/2011	2,244,927	2,270,949	3,143,194	87,505	18,152	7,764,727
Total at 12/31/2010	2,080,721	1,955,135	2,253,838	570,257	43,774	6,903,725

(1)     US$ contracts - CSN Portugal: 6.15% and 7.43% interest p.a. maturing in May 2015.

US$ contract - CSN Resources: 4.07% interest p.a. with maturity extended to August 2022.

(2)    YEN contracts - CSN Islands VIII: 5.65% interest p.a. maturing in December 2013.

US$ contracts - CSN Resources: 4.14% interest p.a. maturing in July 2015.

US$ contracts - CSN Europe: semiannual LIBOR + 2.25% p.a. maturing in March 2012.

US$ contracts - CSN Resources: intercompany bonds at 9.125% interest p.a. maturing in June 2047.

US$ contracts - CSN Resources: interest of 2.01% to 3.99% p.a. maturing in December 2013.

R$ contracts - Congonhas Minérios: interest equivalent to 100.3% to 105.5% of CDI p.a. with maturity extended to January 2012.

(3)     US$ contracts - CSN Ibéria: semiannual LIBOR + 3% p.a. with undefined maturity.

(*)Other:  CSN Cimentos, Companhia Metalúrgica Prada and Cia. Metalic Nordeste.

•    Profit or loss

Companies	Revenues				Expenses
	Sales	Interest	Exchange differences	Total	Purchases	Interest	Exchange differences	Total

CSN Islands VIII Corp.						73,530	115,236	188,766
CSN Portugal, Unipessoal Lda.	853,816		2,602	856,418		19,259		19,259
CSN Europe Lda.	669,503		56,270	725,773		1,361		1,361
CSN Resources S.A.						242,558	491,971	734,529
CSN Export Europe, S.L.	8,644		54,670	63,314
Lusosider Aços Planos, S.A.	35,503		1,937	37,440
International Investment Fund		1,242	2,300	3,542
CSN Ibéria Lda.	49,099			49,099		1,102	2,012	3,114
CSN Aceros S.A.							916	916
Inal Nordeste S.A.	32,082			32,082	74			74
Companhia Metalúrgica Prada	1,007,945			1,007,945	17,359			17,359
CSN Cimentos S.A.	26,552			26,552	1,413			1,413
Cia. Metalic Nordeste	72,739			72,739	4,172			4,172
Estanho de Rondônia S.A.					67,902			67,902
Florestal Nacional S.A.		17,416		17,416
Sepetiba Tecon S.A.	4,376			4,376	13,488			13,488
Exclusive funds		46,376		46,376
Congonhas Minérios S.A.						147,592		147,592
Transnordestina Logística S.A.	129	1,257		1,386
CSN Energia S.A.					128,281			128,281
Companhia Brasileira de Latas	85,814			85,814	1,290			1,290
Total at 12/31/2011	2,846,202	66,291	117,779	3,030,272	233,979	485,402	610,135	1,329,516
Total at 12/31/2010	2,192,434	6,234	137,467	2,336,135	64,971	369,802	184,716	619,489

The main transactions carried out by the Company with its subsidiaries are sales and purchases of products and services, which include the supply of iron ore and steel, and the provision of port services.

c)       Transactions with jointly controlled entities

The Company’s strategic areas of mining, logistics and energy maintain equity interests in companies under joint control. The characteristics, objectives and transactions with these companies are as follows. The consolidated information is presented according to the criteria set out in note 2.

•    Assets

				Company
Companies	Trade receivables	Dividends receivable	Intercompany loan (*)	Total

Nacional Minérios S.A.	75,212	622,004		697,216
MRS Logística S.A.	603	33,875		34,478
Itá Energética		6,318		6,318
Total at 12/31/2011	75,815	662,197		738,012
Total at 12/31/2010	47,268	616,989	1,241,095	1,905,352

			Consolidated
Companies	Trade receivables	Intercompany loan (*)	Total

Nacional Minérios S.A.	31,338		31,338
MRS Logística S.A.	403		403
Total at 12/31/2011	31,741		31,741
Total at 12/31/2010	19,115	496,438	515,552

(*) In 2011 total payments of Nacional Minérios S.A. to CSN amounted to R$1,278,457 of which R$53,800 was paid in January related to interest and R$1,224,657 in April related to early settlement as provided for in the related agreement.

•    Liabilities

				Company
Companies	Advances from customers	Trade payables	Other payables	Total
Nacional Minérios S.A.	8,176,658		6,011	8,182,669
MRS Logística S.A.		10,618	9,834	20,452
Total at 12/31/2011	8,176,658	10,618	15,845	8,203,121
Total at 12/31/2010	7,924,542	18,423	68,340	8,011,305

				Consolidated
Companies	Advances from customers	Trade payables	Other payables	Total

Nacional Minérios S.A.	3,270,663		2,404	3,273,067
MRS Logística S.A.		7,085	6,562	13,647
Total at 12/31/2011	3,270,663	7,085	8,966	3,286,714
Total at 12/31/2010	3,169,817	7,369	6,725	3,183,911

Nacional Minérios: The advance from customers received from jointly controlled entity Nacional Minérios S.A. refers to the contractual obligation for supply of iron ore and port services. The agreement is subject to interest rate of 12.5% p.a. and expires in September 2042.

MRS Logística: We have recorded in other payables the amount accrued to cover contractual expenses for take or pay and block rates relating to the railroad transportation agreement.

•    Profit or loss

						Company
Companies	Revenues			Expenses
	Sales	Interest	Total	Purchases	Interest	Total
Nacional Minérios S.A.	945,048	42,412	987,460	15,740	964,056	979,796
MRS Logística S.A.				418,916		418,916
Itá Energética S.A.				55,155		55,155
Total at 12/31/2011	945,048	42,412	987,460	489,811	964,056	1,453,867
Total at 12/31/2010	694,378	114,943	809,321	549,770	934,014	1,483,784

						Consolidated
Companies	Revenues			Expenses
	Sales	Interest	Total	Purchases	Interest	Total
Nacional Minérios S.A.	378,020	16,965	394,985	6,296	385,622	391,918
MRS Logística S.A.				279,545		279,545
Itá Energética S.A.				28,267		28,267
Total at 12/31/2011	378,020	16,965	394,985	314,108	385,622	699,730
Total at 12/31/2010	277,751	45,977	323,729	336,623	373,606	710,229

The main transactions carried out by the Company with its jointly controlled entities are sales and purchases of products and services, which include the supply of iron ore, the provision of port services and railroad transportation, as well as the supply of electric power for operations.

d) Other consolidated related parties

•    CBS Previdência

The Company is the main sponsor of this non-profit entity established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans, as detailed in Note 29.

•    Fundação CSN

The Company develops socially responsible policies concentrated today in Fundação CSN, of which it is the sponsor. The transactions between the parties relate to the operating and financial support for Fundação CSN to carry out the social projects undertaken mainly in the locations where the Company operates.

•    Banco Fibra

Banco Fibra is under the control structure of Vicunha Siderurgia and the financial transactions carried out with this bank are limited to current account operations and investments in fixed-income securities.

•    Ibis Participações e Serviços

Ibis Participações e Serviços is under the control of a Board member of the Company.

The balances and transactions between the Company and these entities are as follows:

•    Companhia de Gás do Ceará

A natural gas distributor under the control structure of Vicunha Siderurgia.

I) Assets and liabilities

Companies	Assets			Liabilities
	Banks/Short-term investments	Trade receivables	Total	Actuarial liabilities	Trade payables	Total
CBS Previdência (Note 29)				11,673		11,673
Fundação CSN		1,504	1,504		321	321
Banco Fibra	72		72
Usiminas (Note 11)		28,509	28,509		170	170
Panatlântica (Note 11)		24,858	24,858
Companhia de Gás do Ceará					40	40
Total at 12/31/2011	72	54,871	54,943	11,673	531	12,204
Total at 12/31/2010	86	25,881	25,967		16,133	16,133

ii) Profit or loss

Companies	Revenues		Expenses
	Sales / Interest income	Total	Pension fund expenses	Purchases/ Other expenses	Total
CBS Previdência (Note 29)			51,595		51,595
Fundação CSN				2,650	2,650
Banco Fibra	35	35
Usiminas (Note 11)	310,479	310,479		7,971	7,971
Panatlântica (Note 11)	264,653	264,653
Ibis Participações e Serviços				8,961	8,961
Companhia de Gás do Ceará				2,570	2,570
Total at 12/31/2011	575,167	575,167	51,595	22,152	73,747
Total at 12/31/2010	413,401	413,401	82,041	58,651	140,692

e) Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and the executive officers. The following is information on the compensation of such personnel and the related balances as of December 31, 2011.

	12/31/2011	12/31/2010
	P&L	P&L
Short-term benefits for employees and officers	23,728	17,881
Post-employment benefits	91	81
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	23,819	17,962

n/a – not applicable

f) Policy on investments and payment of dividends and interest on capital

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions contained in 6404/76, as amended by Law 9457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are preserved, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

5.       CASH AND CASH EQUIVALENTS

	Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Current
Cash and cash equivalents
Cash and banks	101,360	156,580	14,047	14,033

Short-term investments
In Brazil:
Exclusive investiment funds			1,207,318
Investment funds (*)			747,001
Government bonds	646,594	477,529
Private securities and debentures (**)	2,017,019	2,134,364	60,363	93,062
	2,663,613	2,611,893	2,014,682	93,062
Abroad:
Time deposits	12,652,420	7,470,805	44,515	1,202
Total short-term investments	15,316,033	10,082,698	2,059,197	94,264
Cash and cash equivalents	15,417,393	10,239,278	2,073,244	108,297

The funds available in the Company and subsidiaries set up in Brazil are basically invested in exclusive investment funds, with repurchase agreements backed by Brazilian government bonds with immediate liquidity. In addition, a significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits with leading banks.

The exclusive funds managed by BTG Pactual Serviços Financeiros S.A. DTVM and their assets collateralize possible losses on investments and transactions carried out. The funds’ unit holders also guarantee the funds’ equity in the event of losses arising from changes in interest and exchange rates, or other financial assets.

(*)    Investment funds: the “Vértice” investment fund’s portfolio is administered and managed by Caixa Econômica Federal (CEF).

(**)  Private securities: short–term investments in consolidated amounting to R$1,952,274 as of December 31, 2011 (R$2,079,549 as of December 31, 2010) and in Company amounting to R$60,363 and R$93,062 respectively, backed by Bank Certificates of Deposit, which yield pegged to the Interbank Certificates of Deposit rate (CDI).

Debentures: investments in consolidated amounting to R$64,745 as of December 31, 2011 (R$54,815 as of December 31, 2010), of jointly controlled entity MRS, which yield pegged to the Interbank Certificates of Deposit rate (CDI).

6.       TRADE RECEIVABLES

	Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Trade receivables
Third parties
Domestic market	982,129	846,507	675,297	577,589
Foreign market	701,807	530,356	4,869	14,948
Allowance for doubtful debts	(124,939)	(117,402)	(101,407)	(99,023)
	1,558,997	1,259,461	578,759	493,514
Related parties (Note 4 - b and c)			2,065,167	861,677
	1,558,997	1,259,461	2,643,926	1,355,191
Other receivables
Dividends receivable (Note 4 - b and c)			676,242	622,544
Receivables from subsidiaries and jointly controlled entities	1,557	17,318	163,248	164,210
Other receivables	55,652	90,980	33,384	39,027
	57,209	108,298	872,874	825,781
	1,616,206	1,367,759	3,516,800	2,180,972

In order to meet the needs of some customers in the domestic market, related to the extension of the payment term for billing of steel, in common agreement with CSN’s internal commercial policy and maintenance of its very short-term receipts (up to 14 days), at the request of the customer, transactions are carried out for assignment of receivables without co-obligation negotiated between the customer and banks with common relationship, where CSN assigns the trade notes/bills that it issues to the banks with common relationship.

Due to the characteristics of the transactions for assignment of receivables without co-obligation, after assignment of the customer’s trade notes/bills and receipt of the funds from the closing of each transaction, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction.

This transaction totals R$262,367 as of December 31, 2011 (R$247,680 as of December 31, 2010), less the trade receivables.

The changes in the Company’s allowance for doubtful debts are as follows:

	Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Opening balance	(117,402)	(164,077)	(99,023)	(107,558)
Allowance for losses on trade receivables	(20,005)	(7,439)	(11,628)	(8,535)
Recovery (reversal) of receivables	12,468	54,114	9,244	17,070
Closing balance	(124,939)	(117,402)	(101,407)	(99,023)

7.       INVENTORIES

	Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Finished products	997,128	1,015,534	714,688	783,556
Work in process	776,918	588,668	680,997	550,824
Raw materials	847,598	638,857	693,155	517,085
Storeroom supplies	897,940	800,090	724,529	675,705
Iron ore	215,400	312,637	72,248	179,543
	3,734,984	3,355,786	2,885,617	2,706,713

Changes in the allowance for inventory losses are as follows:

		Consolidated	Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Opening balance	(64,115)	(50,306)	(61,702)	(48,458)
Allowance for obsolete or slow-moving inventories	(19,030)	(13,809)	(16,112)	(13,244)
Closing balance	(83,145)	(64,115)	(77,814)	(61,702)

Allowances for certain items considered obsolete or slow-moving were recognized.

As of December 31, 2011, the Company has long-term iron ore inventories amounting to R$144,483, classified in other non-current assets (R$130,341 as of December 31, 2010).

8.       OTHER CURRENT ASSETS

The group of other current assets is comprised as follows:

		Consolidated	Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Prepaid taxes	104,733	89,596	104,064	7,129
Guarantee margin on financial instruments (Note 15 V)	407,467	254,485
Unrealized gains on derivatives (Note 15)	55,115
Prepaid expenses	24,135	12,997	10,834	4,189
	591,450	357,078	114,898	11,318

9.       INCOME TAX AND SOCIAL CONTRIBUTION

(a)     Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

	Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Income tax and social contribution income (expenses)
Current	(136,427)	(363,429)		(128,683)
Deferred	52,542	(207,268)	240,467	(36,434)
	(83,885)	(570,697)	240,467	(165,117)

The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

	Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Profit before income tax and social contribution	3,751,119	3,086,888	3,465,566	2,681,493
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(1,275,380)	(1,049,542)	(1,178,292)	(911,708)
Adjustment to reflect effective rate:
Interest on capital benefit		121,312		121,312
Equity in investees			1,497,347	508,987
Income subject to special tax rates or untaxed	1,279,431	216,529
Tax incentives	73,134	33,824	68,767	33,824
Adjustments arising from Law 11941 and MP 470 installment plans	(16,060)	106,216	(16,088)	88,729
Sale of nondeductible securities	(189,946)		(126,299)
Income tax and social contribution credits	44,434
Other permanent deductions (additions)	502	964	(4,968)	(6,261)
Income tax and social contribution in profit (loss) for the period	(83,885)	(570,697)	240,467	(165,117)
Effective rate	2%	18%	-7%	6%

(b)     Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on tax losses of income tax, the negative social contribution basis and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the financial statements.

	Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Deferred tax assets
Income tax loss carryforwards	425,406	4,944	392,991
Social contribution loss carryforwards	157,858	1,871	141,445
Temporary differences	1,257,509	1,586,126	766,214	854,437
- Provision for contingencies	211,835	240,753	200,225	218,143
- Allowance for asset impairment losses	60,930	27,915	24,544	27,546
- Allowance for inventory losses	30,814	26,012	28,048	25,660
- Allowance for gains/losses on financial instruments	253,985	183,169	192,226	116,753
- Accrued pension plan payments	144,066	103,033	144,297	96,021
- Accrued interest on capital	74	121,351	74	121,351
- Allowance for long-term sales	1,221	1,221	1,221	1,221
- Accrued supplies and services	67,445	43,828	64,689	31,371
- Allowance for doubtful debts	45,342	145,390	41,854	145,271
- Goodwill on acquisition	371,153	599,730	23,406	36,780
- Other	70,644	93,726	45,630	34,318
Non-current assets	1,840,773	1,592,941	1,300,650	854,437

Deferred tax liabilities
- Adjustment to PP&E useful lives (Law 11638/07)	37,776
- Other (*)	75
Non-current liabilities	37,851

(*) Related to a sole jurisdiction, thus presented at net amounts.

Some Group companies recognized tax credits on income tax and social contribution tax loss carryforwards not subject to statute of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management.

In July 2010, the Company joined the REFIS (tax debt refinancing program) and elected to offset part of the balance of income tax and social contribution loss carryforwards as of December 31, 2009 recognized in part B of the LALUR (taxable income computation book), amounting to R$110,192 and R$39,669, respectively, against the four last installments of the tax refinancing plan, consisting of debts enrolled under Provisional Measure 470/09 and payable in 12 installments, as prescribed by relevant legislation.

Since they are subject to significant factors that may change the projections for realization, the carrying amounts of deferred tax assets are reviewed quarterly and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by the mentioned instruction and the limit of 30% of the taxable profit.

Certain CSN subsidiaries have tax assets amounting to R$536.886 and R$167.504, related to income tax and social contribution loss carryforwards, for which no deferred taxes were set up, off which R$54 expires in 2012, R$9,726 in 2013, R$696 in 2014, R$27,976 in 2015, R$15 in 2016, R$46 in 2017 and R$44.138 in 2025. The remaining tax assets refer to domestic companies and, therefore, are not subject to statute of limitations.

The tax benefit of goodwill of Nacional Minérios S.A., which arose on the merger of Big Jump in July 2009, amounted to R$1,391,858.Up to December 2011 a total amount of R$672,732 (R$394,360 up to 2010) had been realized, leaving a remaining amount of R$719,126, which will be realized through 2014. In 2012 and 2013, this realization will be R$278,372 per year and in the last year, 2014, the benefit will be R$162,382.

The undistributed profits of the Company’s foreign subsidiaries have been invested and will continue to be indefinitely invested in their operations. These undistributed profits of the Company’s foreign subsidiaries amounted to R$8,033,902 as of December 31, 2011 (R$2,434,537 as of December 31, 2010).

(c)     Income tax and social contribution recognized in equity

The income tax and social contribution recognized directly in equity are as follows:

	Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Income tax and social contribution (losses)/gains
Gain/(loss) on defined benefit pension plan	163,931	125,065	163,867	125,065
Changes in the fair value on available-for-sale financial assets	241,484	75,522	179,725	11,242
Exchange variation on foreign operations	425,510	433,297	425,510	433,297

(d)     Tax incentives

The Company enjoys Income Tax incentives based on the legislation in effect, such as: Worker Food Program, the Rouanet Law (tax incentives related to cultural activities), Tax Incentives for Audiovisual Activities, and Funds for the Rights of Children and Adolescents. As of December 31, 2011, these tax incentives total R$1,914 (R$8,160 as of December 31, 2010).

10.     OTHER NON-CURRENT ASSETS

The group of other non-current assets is comprised as follows:

	Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Judicial deposits (Note 19)	1,760,814	2,774,706	1,683,775	1,704,026
Recoverable taxes (*)	257,977	247,910	101,859	122,868
Prepaid expenses	115,853	115,755	24,560	27,540
Unrealized gains on derivatives (Note 15)	376,344	254,231	374,455	254,231
Iron ore inventories	144,483	130,341	144,483	130,341
Northeast Investment Fund - FINOR	47,754		46,292
Others	163,001	153,137	40,818	41,861
	2,866,226	3,676,080	2,416,242	3,280,867

(*) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period.

11.     INVESTMENTS

a)       Direct equity interests in subsidiaries and jointly controlled entities

	12/31/2011										12/31/2010
	Number of shares (in units)		% Direct interest	Profit (loss) for the year				Profit (loss) for the year	% Direct interest
	Common	Preferred			Assets	Liabilities	Equity			Assets	Liabilities	Equity
Cia. Metalic Nordeste	92,293,156		99.99	11,100	156,915	40,579	116,336	14,667	99.99	153,707	48,472	105,235
INAL Nordeste S.A. (*)			99.99	(3,595)				(6,556)	99.99	41,926	11,524	30,402
CSN Aços Longos S. A.(**)			99.99	(334)				(3,953)	99.99	529,833	265,516	264,317
GalvaSud S.A.								8,424
CSN Steel S.L.	1,204,072,527		100.00	425,720	4,042,029	268,566	3,773,463	(296,474)	100.00	3,450,038	99,293	3,350,745
CSN Metals S.L.	256,951,582		100.00	173,097	1,147,456	6,682	1,140,774	(37,882)	100.00	972,894	5,905	966,989
CSN Americas S.L.	151,877,946		100.00	576,562	1,394,255	5,598	1,388,657	124,758	100.00	964,271	4,857	959,414
CSN Minerals S. L.	131,649,926		100.00	1,798,089	2,906,449	2,666	2,903,783	213,954	100.00	1,649,792	4,463	1,645,329
CSN Export Europe, S.L.	35,924,748		100.00	358,567	802,447	99,735	702,712	136,530	100.00	499,857	155,713	344,144
Companhia Metalúrgica Prada	3,877,929		99.99	(208,736)	527,885	276,475	251,410	(24,022)	100.00	609,133	170,423	438,710
CSN Islands VII Corp.	20,001,000		100.00	(931)	407,707	382,240	25,467	(4,866)	100.00	254,706	227,013	27,693
CSN Islands VIII Corp.	2,501,000		100.00	(8,842)	1,452,511	1,409,311	43,200	39,831	100.00	1,224,853	1,178,529	46,324
CSN Islands IX Corp.	3,000,000		100.00	1,420	786,167	784,908	1,259	(3,686)	100.00	698,345	698,567	(222)
CSN Islands X Corp.	1,000		100.00	(5,215)	70	40,847	(40,777)	(3,205)	100.00	92	35,645	(35,553)
CSN Islands XI Corp.	50,000		100.00	871	1,438,225	1,431,699	6,526	(5,695)	100.00	1,277,555	1,271,521	6,034
CSN Islands XII Corp.	1,540		100.00	(112,535)	1,735,094	1,874,226	(139,132)	(29,194)	100.00	1,634,731	1,663,926	(29,195)
Tangua Inc.	10		100.00	2,806	23,983		23,983	6,419	100.00	21,228	39	21,189
International Investment Fund	50,000		100.00	36,359	39,565	24,265	15,300	13,511	100.00	141,852	20,724	121,128
MRS Logística S.A.	188,332,687	151,667,313	27.27	523,045	5,542,786	3,243,844	2,298,942	435,570	22.93	4,804,343	2,784,495	2,019,848
Transnordestina Logística S.A.	1,792,784,817	728,683,109	70.91	(56,578)	4,076,080	2,516,299	1,559,781	(817)	76.45	2,801,908	1,995,861	806,047
Sepetiba Tecon S.A.	254,015,053		99.99	31,516	224,793	26,711	198,082	23,389	99.99	293,264	105,350	187,914
Itá Energética S.A.	520,219,172		48.75	54,568	801,335	162,812	638,523	45,958	48.75	852,239	255,324	596,915
CSN Energia S.A.	26,123		99.99	(1,689)	30,042	13,800	16,242	(20,947)	99.99	17,929	(1)	17,930
Estanho de Rondônia S.A.	34,236,307		99.99	15,263	41,692	11,918	29,774	3,417	99.99	27,684	9,548	18,136
Congonhas Minérios S.A.	64,610,863		99.99	(22,557)	2,014,364	2,015,562	(1,198)	(12,865)	99.99	2,035,285	2,013,926	21,359
Mineração Nacional S.A.	1,000,000		99.99	85	1,090	23	1,067	48	99.99	1,048	2	1,046
Nacional Minérios S.A.	475,067,405		60.00	2,105,113	13,857,646	1,684,561	12,173,085	1,974,019	59.99	13,688,670	2,934,166	10,754,504
CSN Cimentos S.A.	3,589,478,498		99.99	32,413	1,221,115	157,207	1,063,908	(15,382)	99.99	1,217,313	854,590	362,723
Florestal Nacional S.A.	15,474,625		99.99	(69,731)	386,218	681,574	(295,356)	(23,266)	99.99	449,901	525,806	(75,905)

(*) Merged on May 30, 2011
(**) Merged on January 28, 2011

The number of shares, the profit or loss amounts for the period, and the equity refer to 100% of the companies’ performance.

b)       Changes in investments in subsidiaries and jointly controlled entities

	12/31/2011	12/31/2010
Opening balance of investments	17,023,295	13,860,165
Opening balance of allowance for losses	(140,875)	(51,246)
Capital increase/acquisition of shares	3,240,582	2,430,965
Dividends	(853,316)	(622,544)
Equity in investees	4,397,137	1,438,170
Comprehensive income (*)	(1,281,507)	(161,036)
Merger of subsidiary (**)	(290,789)
Other	2,900	(12,054)
Closing balance of investments	22,573,890	17,023,295
Closing balance of allowance for losses	(476,463)	(140,875)

(*) Refers to the mark-to-market of investments classified as available-for-sale and the translation into the presentation currency, and, as described in Note 11.f, the Company disposed of its interest in Riversdale;

(**) Merger of CSN Aços Longos on January 28, 2011 and Inal Nordeste on May 30, 2011.

c)       Additional information on the main operating subsidiaries

•         CIA. METALIC NORDESTE

Headquartered in Maracanaú, State of Ceará, it is engaged in manufacturing metal containers basically sold to beverage industry.

It operating unit is ranked as one of the most modern in the world with two different production lines: Cans - the raw material is tine-coated steel supplied by the parent company. Lids - the raw material is aluminum.

Its production is mainly sold in Brazil’s North and Northeastern market, and the lid surplus is sold in the foreign market.

•         INAL NORDESTE

Headquartered in Camaçari, State of Bahia, it is engaged in reprocessing and working as distributor of CSN steel products as a service and distribution center in the Northeast of Brazil.

On May 30, 2011, CSN merged subsidiary Inal Nordeste.

•         CSN AÇOS LONGOS

Headquartered in Volta Redonda, State of Rio de Janeiro, it is engaged in the manufacture and sale of long steel, except tubes.

This company started the construction of its plant on October 2, 2009, and operations are scheduled to start in 2012.

This company was merged into CSN on January 28, 2011.The merger optimized processes, reduced and streamlined administrative costs, notably managerial costs, by concentrating all sales, operating and administrative activities of both companies in a single organizational framework.

•         COMPANHIA METALÚRGICA PRADA

Steel containers

In the market since 1936, Companhia Metalúrgica Prada in engaged in the manufacture and sale of steel containers, producing the best and safest cans, pails and spray cans. It supplies containers and lithography services to the main companies in the chemical and food industries.

In its two production units—São Paulo and Uberlândia—Prada produces over one billion steel cans per year, a performance due to the combination of the qualities gathered throughout the company’s history.

On July 12, 2011, Companhia Metalúrgica Prada conducted a capital increase in Companhia Brasileira de Latas (“CBL”) through the capitalization of debentures and other receivables. As a result, Companhia Metalúrgica Prada became the holder of L’s control, with an equity interest equivalent to 59.17% of its voting capital.

Companhia Brasileira de Latas is engaged in the manufacturing of steel containers supplied to the main companies in the chemical and food industries.

Distribution

The Distribution unit is engaged in the processing and distribution of steel sheet and plates and has a diversified product line. It supplies spools, rolls, plates, stripes, blanks, metal sheets, shapes, tubes, tiles, and other products to different manufacturing industries, from automotive to construction. The materials manufactured by the Distribution unit are produced using hot-rolled steel, cold-rolled steel, hot dip galvanized steel, tinfoil, and chrome-plated, uncoated, pre-painted steel, and Galvalume. The Distribution unit is also specialized in providing steel processing services, meeting the demand from nationwide companies.

•         SEPETIBA TECON

It is engaged in operating Container Terminal No. 1 of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. The terminal is connected to UPV by the Southeast railroad network, the concession of which is granted to MRS Logística. The services provided under this agreement are the handling and storage of containers, vehicles, steel and other products, and container washing and sanitization.

Sepetiba Tecon won the auction held on September 3, 1998 for the terminal concession, which allows it to operate the terminal during a 25-year period, extendable for another 25 periods.

Upon concession termination, all rights and privileges transferred to Tecon will be handed back to the Federal Government, together with the assets owned by Tecon and those resulting from investments made by Tecon in leased assets, declared as returnable assets by the Federal Government as they are necessary to the continuity of the related services. Any assets declared as returnable assets will be compensated by the Federal Government at their residual value, calculated based on Tecon’s accounting records, less depreciation.

•         CSN ENERGIA

It is primarily engaged in the distribution and sale of electric power surpluses generated by CSN and companies, consortiums or other ventures in which the Company holds equity interests.

•           TRANSNORDESTINA LOGÍSTICA

It is primarily engaged in the operation and development of the railroad freight transportation public service in the Northeast of Brazil network.

As of December 31, 2008 the Company’s equity interest in the share capital on Transnordestina Logística S.A. (“TLSA”) was 84.49%.Currently TLSA is a CSN subsidiary, consolidated into the Company’s financial statements since December 2009, when CSN reached an 84.97% interest in its capital, equivalent to 740,372,383 common shares. The consolidation of TLSA into the Company’s financial statements resulted in the capital increases conducted by CSN in 2009 and that were not followed up by the shareholder Taquari Participações S.A. In that year, Fundo de Investimentos do Nordeste – FINOR subscribed to 45,513,333 new preferred shares to hold 5.22% of TLSA’s capital at the end of 2009.

In 2010, FINOR transferred its 45,513,333 preferred shares to CSN and subsequently subscribed to another 61,286,145 new preferred shares that had previously been transferred to BNDES and BNDESPAR, and zeroed its interest in that same year.

As of December 31, 2010 the Company held a total of 914,636,803 common shares and 45,513,333 preferred shares, representing 76.45% of TLSA’s share capital.

As at June 30, 2011 the interest in TLSA’s share capital was 82.91% because of the capital increase approved on February 28, 2011, when the Company subscribed to another 474,520,512 new common shares issued by Transnordestina.

In July 2011, VALEC subscribed to 257,187,500 preferred shares.

In the period from July to December 2011 FINOR paid in 215,631,956 preferred shares and transferred 156,507,002 to certain shareholders of Transnordestina, of which 35,116,275 were transferred to CSN.

Due to these changes in Transnordestina’s share capital, as of December 31, 2011 CSN held 70.91% of this company’s share capital.

•         ESTANHO DE RONDÔNIA - ERSA

Headquartered in the State of Rondônia, this subsidiary operates two units, one in the city of Itapuã do Oeste and the other one in the city of Ariquemes. In Itapuã do Oeste, where the mining business unit is based, it mines cassiterite (tin ore) while in Ariquemes it operates a foundry to obtain metallic tin, the raw material used by UPV for the production of tin plates.

•         CSN CIMENTOS

Headquartered in Volta Redonda, State of Rio de Janeiro, it is engaged in the production and sale of cement and uses as one of its raw materials the blast furnace slag from the pig iron production of UPV.CSN Cimentos started to operate on May 14, 2009.

At the beginning of 2011, CSN Cimentos started manufacturing clinker in its Arcos plant, in Minas Gerais.

Investments in jointly controlled entities

The balances of the balance sheets and income statements of the companies under shared control are stated below and have been consolidated into the Company’s financial statements according to the percentage equity interests described in item (b) of Note 2.

			12/31/2011			12/31/2010
	Nacional Minérios (*)	MRS Logística	Itá Energética	Nacional Minérios (*)	MRS Logística	Itá Energética
Current assets	4,155,543	917,291	81,729	3,937,574	1,034,466	82,817
Non-current assets	9,526,804	4,625,495	719,606	9,519,584	3,769,877	769,422
Long-term receivables	8,422,434	336,439	44,239	8,570,421	476,757	48,850
Investments, PP&E and intangible assets	1,104,370	4,289,056	675,367	949,163	3,293,120	720,572
Total assets	13,682,347	5,542,786	801,335	13,457,158	4,804,343	852,239

Current liabilities	1,260,068	1,108,938	100,175	1,273,436	1,015,234	115,454
Non-current liabilities	307,352	2,134,906	62,637	1,455,604	1,769,261	139,870
Total equity	12,114,927	2,298,942	638,523	10,728,118	2,019,848	596,915
Total liabilities and equity	13,682,347	5,542,786	801,335	13,457,158	4,804,343	852,239

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

			12/31/2011			12/31/2010
	Nacional Minérios (*)	MRS Logística	Itá Energética	Nacional Minérios (*)	MRS Logística	Itá Energética
Net operating revenue	3,766,712	2,862,337	242,913	2,937,169	2,247,101	222,594
Cost of sales and services	(1,646,011)	(1,732,552)	(81,692)	(1,109,067)	(1,326,655)	(76,600)
Gross profit	2,120,701	1,129,785	161,221	1,828,102	920,446	145,994
Operating (expenses) income	(634,475)	(199,754)	(66,223)	(476,621)	(306,668)	(52,422)
Finance income (costs), net	1,016,743	(134,272)	(12,327)	1,016,778	38,243	(23,890)
Profit before income tax and social contribution	2,502,969	795,759	82,671	2,368,259	652,021	69,682
Current and deferred income tax and social contribution	(429,226)	(272,714)	(28,103)	(412,989)	(216,451)	(23,724)
Profit for the period	2,073,743	523,045	54,568	1,955,270	435,570	45,958

•         NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, State of Minas Gerais, this company is primarily engaged in the production, purchase and sale of iron ore and is mainly focused on foreign markets for sale of its products. Its major operations are carried out in the cities of Congonhas, Ouro Preto, Itabirito and Rio Acima, in the State of Minas Gerais, and in Itaguaí, in the State of Rio de Janeiro.

In December 2008 CSN sold 2,271,825 shares of the voting capital of Nacional Minérios S.A. to the company Big Jump Energy Participações S.A.(Big Jump), the shareholders of which are the companies Posco and Brazil Japan Iron Ore Corp (Itochu Corporation, JFE Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel Ltd., Nisshin Steel Co. Ltd., Nippon Steel).Subsequent to this sale, Big Jump subscribed to new shares, paying up in cash the total amount of US$3,041,473 thousand, corresponding to R$7,286,154, of which R$6,707,886 was recognized as goodwill on the share subscription.

Due to the new corporate structure of the jointly controlled entity, where Big Jump holds 40% and CSN 60%, and in view of the shareholders’ agreement signed by the parties, CSN consolidates it proportionately.

Such shareholders’ agreement prescribes that certain situations of severe impasse between the shareholders that are not resolved after mediation and negotiation procedures between the executive officers of the parties may give CSN the right to exercise its call option and Big Jump the right to exercise its put option regarding the equity interest held by Big Jump in Namisa.

Other agreements signed, in order to make such association feasible, among them the agreement for purchase of shares and the long-term operating agreements between Namisa and CSN, provide for certain obligations to do that, if not complied with or remedied within the stipulated deadlines in certain extreme situations may give rise to the right on the part of the aggrieved party to exercise its put or call option, as the case may be, with respect to the equity interest held by Big Jump in Namisa.

Further to the process of restructuring Namisa, on July 30, 2009 this jointly controlled entity merged its parent Big Jump Energy Participações S.A., such that Posco and Brazil Japan Iron Corp. began holding a direct interest in Namisa. There was no change in the equity interest held by CSN as a result of this merger transaction.

In July and November 2011, respectively, Nippon Steel and Sumitomo Metal Industries, until then members of the BJIOC consortium, sold their interests to the other members and, with the entry of the new shareholder China Steel Corp. (CSC), the new corporate structure of Namisa started to be as follows: CSN 60%, BJIOC 32.52%, Posco 6.48% and CSC 1%.

•         MRS LOGÍSTICA

This subsidiary is engaged in providing public railroad freight transportation services, on the basis of an onerous concession agreement, on the tracks of the Southeast Network, located between the cities of Rio de Janeiro, São Paulo and Belo Horizonte, previously belonging to Rede Ferroviária Federal S.A.- RFFSA, which was privatized on September 20, 1996.In 2008 CSN transferred to Namisa in the form of a capital contribution a 10% equity interest of MRS, decreasing its direct interest from 32.93% to 22.93%. Thus, CSN still holds indirect interests of 6%, through its subsidiary Nacional Minérios S.A.– Namisa, a proportionately consolidated entity.

In 2010 CSN held an indirect interest of 4.34% through its subsidiary International Investment Fund (IIF).On December 23, 2011 IIF distributed dividends to CSN, paid with the transfer of MRS shares to CSN.

As of December 31, 2011, the Company held a direct interest of 27.27%.

MRS can also engage in modal transportation services related to railroad transportation and also participate in projects aimed at expanding the railroad services granted on a concession basis.

For provision of the services covered by the concession agreement obtained for a period of 30 years starting on December 1, 1996, extendable for an equal period by exclusive decision of the concession grantor, MRS leased from RFFSA for the same concession period the assets required for operation and maintenance of the railroad freight transportation activities. Upon extinction of the concession, all leased assets will be transferred to the ownership of the railroad transportation operator designated in that same act.

•         ITÁ ENERGÉTICA S.A. - ITASA

CSN holds 48.75% of the subscribed capital and all the common shares issued by Itasa, a special purpose company originally created to carry out the construction of the Itá hydroelectric power plant: contracting for the supply of goods and services necessary to carry out the project and raising funds, including posting the corresponding guarantees.

Itasa has a 60.5% stake in Consórcio Itá, which was created to operate the Itá hydroelectric power plant, pursuant to the concession agreement of December 28, 1995 and its 1st amendment, dated July 31, 2000, signed between the members of the consortium (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly named Tractebel Energia S.A.), granted by the federal government through the Agência Nacional de Energia Elétrica, or ANEEL (National Electric Power Agency), which expires in October 2030.

Under the terms of the concession agreement, ITASA has the right to 60.5% of an average of 668 MW, the quantity corresponding to the project energy prorated among the consortium members, with the other consortium member Tractebel Energia S.A.(‘Tractebel”) being entitled to the remaining 39.5%.Of the average of 404.14 MW to which this subsidiary is entitled, an average of 342.95 MW is sold to its shareholders in proportion to their equity interest in the company, and an average of 61.19 MW is sold to consortium member Tractebel.

•         CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

Igarapava Hydroelectric Power Plant is located in Rio Grande, which is located 400 kilometers from Belo Horizonte and 450 kilometers from São Paulo, with installed capacity of 210 MW. It consists of 5 bulb type generating units and is considered a major mark for power generation in Brazil.

Igarapava stands out for being the first hydroelectric power plant built through a consortium involving five major companies.

CSN holds 17.92% of the subscribed capital of the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of December 31, 2011 is R$31,751 (R$32,919 as of December 31, 2010) and the amount of the expense attributable to CSN is R$6,366 (R$7,333 as of December 31, 2010).

•         COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA

In December 2011, CSN subscribed to 1,876,146 common shares, corresponding to 50% of the capital of CBSI - Companhia Brasileira de Serviços de Infraestrutura (“CBSI”).The investment is the result of a joint venture between CSN and CKLS Serviços Ltda. based in the city of Araucária, PR.CBSI is primarily engaged in providing services to subsidiaries, associates, controlling companies and third-party entities, and can operate activities related to the assembly and installation of industrial machinery, construction, road recovery and paving, construction of plants, electric stations and substations, special engineering services to design structural projects, and other related activities.

d)       Additional information on indirect interests held abroad

•                       COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Incorporated in 2001 with the assets and liabilities of the liquidated Heartland Steel Inc., headquartered in Wilmington, State of Delaware, USA, it has an industrial plant in Terre Haute, State of Indiana, USA, where there is a complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line.CSN LLC is a wholly-owned indirect subsidiary of CSN Americas.

•                       LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a company privatized by the Portuguese government that year. Lusosider is the only Portuguese steel company to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The company provides in Paio Pires an installed capacity of around 550,000 metric tons per year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate.

Products manufactured by Lusosider may be used in the packaging industry, civil construction (pipes and metallic structures), and in home appliance components.

e)       Other investments

•         RIVERSDALE MINING LIMITED - Riversdale

On April 20, 2011, the Company adhered to the tender offer of Riversdale Mining Limited (“Riversdale”) shares conducted by Rio Tinto. Therefore, the Company sold 100% of its equity interest held in Riversdale’s share capital, corresponding to 47,291,891 shares at the price of A$16.50 per share, totaling A$780,316.

•         PANATLÂNTICA

On January 5, 2010, the Company’s Board of Directors approved the acquisition of common shares representing 9.39% of the capital stock of Panatlântica S.A. (“Panatlântica”), a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is carried at fair value.

•         USIMINAS

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations. USIMINAS produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga, Minas Gerais, and Cubatão, São Paulo, respectively, to be sold in the domestic market and also for exports, and it also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. USIMINAS also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole, Espírito Santo, ports, as well as in locations strategic for the shipment of its production.

As of December 31, 2011, the Company reached holdings of 11.97% in common shares and 20.14% in preferred shares of Usiminas’ share capital.

USIMINAS is listed on the São Paulo Stock Exchange (“Bovespa”: USIM3 and USIM5).

12.     PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31,2009	126,059	1,289,511	6,243,494	22,415	2,089,735	1,362,133	11,133,347
Effect of foreign exchange differences	(1,659)	(175)	(2,762)	(50)	(746)	(10,373)	(15,765)
Acquisitions					3,481,249		3,481,249
Derecognized projects					(15,501)		(15,501)
Disposals			(5,065)	(22)		14,760	9,673
Transfers to other categories of assets	10,785	159,987	1,343,721	10,591	(1,040,761)	(484,323)
Depreciation		(74,344)	(677,266)	(4,469)		(36,877)	(792,956)
Other	40,607	(161,371)	71,902	(38)	1,830	23,590	(23,480)
Balance at December 31,2010	175,792	1,213,608	6,974,024	28,427	4,515,806	868,910	13,776,567
Effect of foreign exchange differences	1,234	3,640	16,377	135	(157)	2,162	23,391
Acquistion through business combination	3,325	10,805	14,050	562	4,204	90,572	123,518
Acquisitions					4,400,828		4,400,828
Derecognized projects					(3,778)		(3,778)
Disposals		(6,719)	(30,059)	(17)		(13,294)	(50,089)
Depreciation		(39,364)	(821,672)	(4,931)		(65,441)	(931,408)
Reversal of allowance for loss on asset disposal						4,774	4,774
Transfers to other categories of assets	14,233	273,320	1,477,118	9,172	(1,848,785)	74,942
Transfers to intangible assets					(11,104)	(383)	(11,487)
Other		(170)	(4,883)	54	(695)	50,454	44,760
Balance at December 31,2011	194,584	1,455,120	7,624,955	33,402	7,056,319	1,012,696	17,377,076

	Company
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31,2009	83,215	681,343	5,353,316	15,647	1,107,449	180,194	7,421,164
Acquisitions through business combination	697	36,648	189,069	1,349		367	228,130
Acquisitions					1,394,641		1,394,641
Derecognized projects					(15,419)		(15,419)
Disposals			(407)	(5)		15,042	14,630
Transfers to other categories of assets	10,221	69,390	716,332	8,349	(840,380)	36,088
Depreciation		(20,555)	(591,130)	(3,385)		(7,712)	(622,782)
Other			(15,523)	(2)	2,891	24,686	12,052
Balance at December 31,2010	94,133	766,826	5,651,657	21,953	1,649,182	248,665	8,432,416
Merger of subsidiaries (Note 11)	258	6,663	5,343	577	506,676	547	520,064
Acquisitions					2,015,015		2,015,015
Derecognized projects					(411)		(411)
Disposals			(16,247)	(18)			(16,265)
Depreciation		(23,421)	(718,246)	(3,925)		(11,507)	(757,099)
Reversal of allowance for loss on asset disposal						8,701	8,701
Transfers to other categories of assets	8,282	54,241	923,169	6,703	(1,027,494)	35,099
Transfers to intangible assets					(2,522)		(2,522)
Other			(492)	23	(114)	48,529	47,946
Balance at December 31,2011	102,673	804,309	5,845,184	25,313	3,140,332	330,034	10,247,845

(*) In consolidated, refer basically to railway assets, such as yards, tracks and railway sleepers. In Company, it also includes leasehold improvements, vehicles, hardware, mines and fields and replacement storeroom supplies.

The breakdown of the projects comprising construction in progress is as follows:

	Consolidated
	Project objective	Start date	Scheduled completion	12/31/2010	12/31/2011
Construction in Progress - Main projects
Logistics				1,889,411	3,795,760
	Expansion of Transnordestina railroad around 1,728 km to boost the transportation of varied products as iron ore, limestone, soybeans, cotton, sugarcane, fertilizers, oil and fuels.	2009	2014	1,774,875	3,489,871
	Expansion of MRS's capacity and current investments for maintenance of current operations			111,763	290,410
	Current investments for maintenance of current operations			2,773	15,479
Mining				1,364,733	1,931,047
	Expansion of Casa de Pedra Mine capacity production to 42 Mtpa	2007	2012/13 (1)	1,101,234	1,322,433
	Expansion of TECAR to permit an annual exportation of 60 Mtpa	2009	2013	167,163	425,134
	Expansion of Namisa capacity production to 39 Mtpa	2008	2015/16	81,172	137,059
	Current investments for maintenance of current operations			15,164	46,421
Steel				803,798	1,164,239
	Implementation of the long steel mill in the states of Rio de Janeiro, Minas Gerais and São Paulo for production of rebar and wire rod.	2008	2013 (2)	618,832	907,521
	Current investments for maintenance of current operations
	Expansion of TECAR to allow annual exports of 45 mtpy			184,966	256,718
	Expansion of Namisa production capacity to 39 mpty
Cement				457,864	165,273
	Construcion of Cement plant in the Northeast and Southern region of Brazil and in the city of Arcos, Minas Gerais	2011	2013 (3)	98,258	132,986
	Construcion of clinquer plant in the city of Arcos, Minas Gerais	2007	2011 (4)	357,981	27,536
	Current investments for maintenance of current operations			1,625	4,751
Total construction in progress				4,515,806	7,056,319

(1)     Expected date for completion of the 40 Mtpa and 42 Mtpa Stages
(2)     Expected date for completion of the Rio de Janeiro unity
(3)     Expected date for completion of new grinding on Arcos - MG
(4)     Manufacturing plant in operation, in “ramp-up”

The costs classified in construction in progress comprise basically the acquisition of services, purchase of parts to be used as investments for improvement of performance, upgrading of technology, enlargement, expansion and acquisition of assets that will be transferred to the relevant line items and depreciated as from the time they are available for use.

Current investments for maintenance are capitalized and depreciated on an accrual basis until the next maintenance event of the relevant asset, totaling R$654,741 as of December 31, 2011 (R$495,430 as of December 31, 2010).

Others repairs and maintenance expenses are charged to operating costs and expenses when incurred.

In view of the need to review the useful lives at least every financial year, in 2011 management performed the review for all the Company’s units. As a result, the estimated useful lives for the current year are as follows:

	Consolidated	Company
Buildings	46	44
Machinery, equipment and facilities	13	13
Furniture and fixtures	10	10
Other	34	13

a)               The Company capitalized borrowing costs amounting to R$353,156 (R$215,624 as of December 31, 2010) in consolidated and R$248,012 (R$179,626 as at December 31, 2010) in Company (see note 26).These costs are basically estimated for mining, cement, long steel and Transnordestina projects, mainly relating to: (i) Casa de Pedra Mine expansion; (ii) construction of the cement plant in Volta Redonda, RJ, and the clinker plant in the city of Arcos, MG; (iii) construction of the long steel mill in the city of Volta Redonda, RJ; and (iv) extension of Transnordestina railroad, which will connect the countryside of the northeast region to the Suape, State of Pernambuco, and Pecém, State of Ceará, ports.

The rates used to capitalize borrowing costs are as follows:

FEES
Specific projects	Non-specific projects
TJLP + 1.3% to 3.2%	10.56%
UM006 + 2.7%

b)               Additions to depreciation, amortization and depletion for the period were distributed as follows:

	Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Production cost	892,297	770,542	730,030	614,679
Selling expenses	7,130	6,471	5,501	5,021
General and administrative expenses	29,941	29,156	7,352	8,152
Other operating expenses	18,883	7,865	18,177	7,188
	948,251	814,034	761,060	635,040

c)               The Casa de Pedra mine is an asset that belongs to CSN, which has the exclusive right to explore such mine. Our mining activities of Casa de Pedra are based on the ‘Mine Manifest’, which grants CSN full ownership over the mineral deposits existing within our property limits.

As of December 31, 2011 the net property, plant and equipment of Casa de Pedra was R$2,485,077 (R$2,167,378 as of December 31, 2010), represented mainly by construction in progress amounting to R$1,123,821 (R$911,077 as of December 31, 2010).Up to December 31, 2011, interest capitalized in property, plant and equipment of Casa de Pedra totaled R$82,607 (R$48,590 as of December 31, 2010).

13.       INTANGIBLE ASSETS

	Consolidated
	Goodwill	Intangible assets with finite useful lives	Software	Other	Total
Balance at December 31,2009	423,698	9,982	23,879		457,559
Acquisitions and expenditures			25,239	1,002	26,241
Amortization		(4,991)	(16,353)		(21,344)
Balance at December 31,2010	423,698	4,991	32,765	1,002	462,456
Effect of foreign exchange differences			6	72	78
Acquisitions through business combination (*)	204,569				204,569
Acquisitions and expenditures			350	353	703
Disposals			(784)	(489)	(1,273)
Impairment losses	(60,861)				(60,861)
Transfer of property, plant and equipment			11,487		11,487
Transfer of long-term receivables				2,977	2,977
Amortization		(4,991)	(9,622)	(2,230)	(16,843)
Other movements			(2,113)	2,194	81
Balance at December 31,2011	567,406		32,089	3,879	603,374

(*) Goodwill based on expected future earnings, arising on the Prada Embalagens and CBL business combination on July 12, 2011.

Recoverable amount of the Packaging cash-generating unit (“CGU”), determined based on the business valuation report prepared by independent appraisers. As a result of this valuation, the company recognized an impairment adjustment amounting to R$60,861

The concession intangible asset with definite useful life refers to the amount originally paid by shareholders, whose economic basis was expected future earnings due to the concession right, recorded by the Company’s jointly controlled entity. The amortization is calculated on a straight-line basis over the concession period.

	Company
	Goodwill	Software	Total
Balance at December 31,2009	13,091	11,994	25,085
Acquisitions and expenditures		1,330	1,330
Amortization		(3,784)	(3,784)
Balance at December 31,2010	13,091	9,540	22,631
Transfer of property, plant and equipment		2,522	2,522
Amortization		(3,961)	(3,961)
Balance at December 31,2011	13,091	8,101	21,192

The useful life of software is one to five years.

Goodwill: The economic basis of goodwill is the expected future earnings and, in accordance with the new pronouncements, these amounts are not amortized since January 1, 2009, when they became subject only to impairment testing.

Goodwill on Investments	Balance at 12/31/2011	Investor
Flat steel	13,091	CSN
Subtotal Company	13,091
Mining	347,098	Namisa
Packaging	207,217	CSN
Total consolidated	567,406

•         Impairment testing for goodwill

In order to conduct impairment testing, goodwill is allocated to CSN’s operating divisions that represent the lowest level within the Company at which goodwill is monitored for internal management purpose, never above Operating Segments.

Cash-generating unit	Segment	12/31/2011	12/31/2010
Mining (Namisa)	Mining	347,098	347,098
Packaging (*)	Steel	207,217	63,509
Flat steel	Steel	13,091	13,091
		567,406	423,698

(*) Amount presented net of the impairment adjustment amounting to R$60,861.

The recoverable amount of a Cash-Generating Unit (“CGU”) is determined based on value-in-use calculations.

These calculations use cash flow projections, before income tax and social contribution, based on financial budgets approved by management for a three-year period. The amounts related to cash flows subsequent to the three-year period were extrapolated based on the estimated growth rates shown below. The growth rate does not exceed the average long-term growth rate of the industry in which the Cash-Generating Unit (“CGU”) operates.

The main assumptions used in calculating the values in use as of December 31, 2011 are as follows:

	Mining	Packaging	Flat steel
Gross margin (i)

For gross margin were used the expansion plans already approved in the Company’s business plan, iron ore prices on the international market, based on projections prepared by official institutions of the mining industry and the projected US dollar (US$) versus Brazilian reais (R$) rate curve until 2020, made available by the Central Bank of Brazil (BACEN). After 2020, no variance was considered.

		Average gross margin of each cash-generating unit based on its history and projections approved by the Board for the next three years;	Average gross margin of each cash-generating unit based on its history and projections approved by the Board for the next three years;
Cost adjustment	Cost adjustment based on long-term inflation projections;	Cost adjustment based on long-term inflation projections;	Cost adjustment based on long-term inflation projections;
Growth rate (ii)

Cash flows were made considering a projection period up to 2041, the maturity term of the main contracts and to which the Company's Business Plan is tied. Therefore it was not used a grow rate, given that the projection period exceeds 30 years.

		Average growth rate of 2.1% p.a. used to extrapolate the cash flows after the budgeted period;	Average growth rate of 0.5% p.a. used to extrapolate the cash flows after the budgeted period;
Discount rate (iii)	Pretax US dollar 11% p.a. discount rate.	Pretax 16.75% p.a. discount rate.	Pretax 11% p.a. discount rate.

(*) Assumptions used by independent experts.

(i)   Budgeted gross margin.

(ii)  Weighted average growth rate, used to extrapolate the cash flows after the budget period.

(iii) Pretax discount rate, applied to cash flow projections.

14.       BORROWINGS, FINANCING AND DEBENTURES

	Consolidated					Company
		Current liabilities		Non-current liabilities		Rates in (%)	Current liabilities		Non-current liabilities
	Rates in (%)	12/31/2011	12/31/2010	12/31/2011	12/31/2010		12/31/2011	12/31/2010	12/31/2011	12/31/2010
FOREIGN CURRENCY
Prepayment	1% to 3.50%	381,333	473,255	573,388	1,840,269	1% to 3.50%	381,333	473,485	573,388	2,006,889
Prepayment	3.51% to 7.50%	148,597	138,210	1,281,171	522,116	3.51% to 7.50%	276,615	372,519	3,398,081	1,454,688
Prepayment						7.51% to 10.00%		15,596		366,564
Guaranteed perpetual bonds	7.00%	2,553	2,268	1,875,800	1,666,200
Fixed rate notes	9.75%	4,191	4,546	1,031,690	916,410	4.142%	7,292	2,702	823,120	738,000
Fixed rate notes						5.65%	4,058	3,911	1,436,478	1,211,345
Fixed rate notes	6.5%	53,851	47,834	1,875,800	1,666,200	9.125%	8,273	7,349	1,125,480	999,720
Fixed rate notes	6.875%	26,598	23,626	1,406,850	1,249,650
Fixed rate notes	10.5%	34,390	32,074	750,320	666,480
Financed imports	3.52% to 6.00%	261	57,293		59,322	3.52% to 6.00%	261	31,626		23,437
Financed imports	6.01% to 8.00%	25,248	16,849	27,310	24,396	6.01% to 8.00%	6,254	16,849	5,758	24,396
CCB	1.54%	176,440				1.54%	176,440
BNDES/FINAME	Interest R. Res. 635/87 + 1.7% and 2.7%	25,903	20,085	36,750	55,256	Interest R. Res. 635/87 + 1.7% and 2.7%	23,425	17,875	33,466	50,148
Intercompany						Libor 6M + 2.25 and 3.9961%	534,185		119,246
Other	3.3% to 5.37% and CDI + 1.2%	105,181	85,790	145,438	103,587	Libor 6M + 2.56%	87,550	34,603		68,504
		984,546	901,830	9,004,517	8,769,886		1,505,686	976,515	7,515,017	6,943,691
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 3.2%	430,432	308,968	1,744,727	1,907,596	TJLP + 1.5% to 3.2%	226,891	196,176	782,416	910,961
Debentures	103.6 % and 110.8% CDI and 9.4% + IGPM and 1% + TJLP	672,073	41,750	2,822,424	1,760,846	103.6 % and 110.8 % CDI	655,755	26,755	1,150,000	600,000
Prepayment	104.8% and 109.5 % CDI	537,128	64,216	4,523,224	3,400,000	104.8% and 109.5 % CDI	510,072	38,266	2,466,667	1,400,000
CCB	112.5% CDI	101,280	1,354	7,200,000	3,000,000	112.5% CDI	101,280	1,354	7,200,000	3,000,000
Intercompany						100.5% to 105.5% CDI	1,356,010	1,155,991
Other		9,509	26,443	37,058	23,303		1,845	1,744	5,528	6,964
		1,750,422	442,731	16,327,433	10,091,745		2,851,853	1,420,286	11,604,611	5,917,925
Total borrowings and financing		2,734,968	1,344,561	25,331,950	18,861,631		4,357,539	2,396,801	19,119,628	12,861,616
Transaction costs		(32,885)	(35,929)	(145,445)	(80,816)		(27,398)	(30,454)	(114,133)	(44,614)
Total borrowings and financing + transaction costs		2,702,083	1,308,632	25,186,505	18,780,815		4,330,141	2,366,347	19,005,495	12,817,002

The balances of prepaid intragroup borrowings related to the Company total R$2,244,927 as of December 31, 2011 (R$2,080,721 as of December 31, 2010), see note 4.

•         Funding transaction costs

As of December 31, 2011 funding transaction costs are as follows:

	Consolidated
	Short term	Long term
		2013	2014	2015	2016	2017	After 2017	Total	TJ (1)	TIR (2)
Fixed rate notes	4,067	4,779	3,478	3,100	2,203	2,203	4,852	20,615	6.5% to 10%	6.75% to 10.7%
BNDES	553	R491	423	389	389	389	3,491	5,572	1.3% to 1.7%	1.44% to 7.39%
BNDES	1,578	1,578	284					1,862	2.2% to 3.2%	7.59% to 9.75%
Prepayment	8,059	8,020	6,397	2,219	2,219	2,219	1,354	22,428	109.50% and 110.79% CDI	10.08% to 12.44%
Prepayment	509	509	509	509	509	346		2,382	2.37% and 3.24%	2.68% to 4.04%
CCB	17,472	16,220	17,651	13,902	13,902	10,056	18,046	89,777	112.5% CDI	11.33% to 14.82%
Other	647	427	427	427	427	427	674	2,809	110.8% and 103.6% CDI	12.59% and 13.27%
	32,885	32,024	29,169	20,546	19,649	15,640	28,417	145,445

									Company
	Short term	Long term
		2013	2014	2015	2016	2017	After 2017	Total	TJ (1)	TIR (2)
Fixed rate notes	702	1,309						1,309	9.13%	10.01%
BNDES	307	307	239	205	205	205	2,050	3,211	1.30% to 1.70%	1.44% to 7.39%
BNDES	1,453	1,453	242					1,695	2.2% to 3.2%	7.59% to 9.75%
Prepayment	6,309	6,270	4,647	469	469	469	625	12,949	109.50% CDI	10.08%
Prepayment	509	509	509	509	509	346		2,382	2.37% and 3.24%	2.68% to 4.04%
CCB	17,472	16,218	17,651	13,902	13,902	10,057	18,046	89,776	112.5% CDI	11.33% to 14.82%
Other	646	427	427	427	427	427	676	2,811	110.8 and 103.6% CDI	12.59% and 13.27%
	27,398	26,493	23,715	15,512	15,512	11,504	21,397	114,133

(1)              TJ – Annual interest rate contracted
(2)              TIR – Annual internal rate of return

•         Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2011, the principal of long-term borrowings, financing and debentures by maturity year is as follows:

	Consolidated		Company
2013	2,263,889	9%	2,568,911	13%
2014	1,933,763	8%	1,862,694	10%
2015	2,346,461	9%	2,293,779	12%
2016	2,444,259	10%	1,580,733	8%
2017	3,166,273	12%	2,384,899	13%
After 2017	11,301,505	45%	8,428,612	44%
Perpetual bonds	1,875,800	7%
	25,331,950	100%	19,119,628	100%

•         Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current period:

	Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Opening balance	20,089,447	14,267,601	15,183,349	13,583,190
Funding	7,824,012	8,754,779	7,314,956	2,640,753
Amortization	(3,614,606)	(3,897,405)	(2,818,933)	(2,393,173)
Other (*)	3,589,735	964,472	3,656,264	1,352,579
Closing balance	27,888,588	20,089,447	23,335,636	15,183,349

(*) Includes foreign exchange differences and inflation adjustments.

Loans and financing contracts with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them at December 31, 2011.

In February 2011, the Company entered into with Caixa Econômica Federal a Corporate Loan Transaction - Large Corporations, by issuing a bank credit certificate of R$2 billion, with final amortization maturity of 94 months. This CCB (bank credit note) bears interest equivalent to 112.5% of the CDI (interbank deposit rate), as released by CETIP (OTC Clearing House), per year, and interest is paid on a quarterly basis, in March, June, September and December.

In April 2011, the Company contracted an Export Credit Note amounting to R$1.5 billion from Banco do Brasil, which will mature in April 2019.

This NCE (export credit note) bears interest equivalent to 110.8% of the CDI (interbank deposit rate), as released by CETIP, per year, and interest is paid on a semiannual basis, in April and October.

In August 2011, the Company entered into with Caixa Econômica Federal a Corporate Loan Transaction - Large Corporations, by issuing a bank credit certificate of R$2.2 billion, with final amortization maturity of 108 months. This CCB (bank credit note) bears interest equivalent to 112.5% of the CDI (interbank deposit rate), as released by CETIP, per year, and interest is paid on a quarterly basis, in February, May, August and November.

In December 2011 the Company settled in advance its export receivables securitization program with the payment of R$313,842 (R$283,857 in principal, R$2,373 in interest and R$27,612 in premium paid to creditors for early settlement).

•         Debentures

i. Companhia Siderúrgica Nacional

4th issue

As approved at the Board of Directors’ meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued on February 1, 2006, 60,000 nonconvertible, unsecured debentures, in single series, with a unit face value of R$10. These debentures were issued in the total amount of R$600,000 and the proceeds from their trading with financial institutions were received on May 3, 2006.

The face value of these debentures earns interest equivalent to 103.6% of CDI rate, as released by Cetip, per year, and maturity of the face value is scheduled for February 1, 2012, with an early redemption option.

5th issue

As approved at the Board of Directors’ meeting held on July 12, 2011, the Company issued on July 20, 2011, 115 nonconvertible, unsecured debentures, in single series, with a unit face value of R$10 million. These debentures were issued in the total amount of R$1,150,000 and the proceeds from their trading with financial institutions were received on August 23, 2011.

The face value of these debentures earns interest equivalent to 110.8% of CDI, as released by Cetip, per year, and maturity of the face value is scheduled for February 1, 2012, with an early redemption option.

ii. Transnordestina Logística

On March 10, 2010 Transnordestina Logística S.A obtained approval from the Northeast Development Fund - FDNE for issue of the 1st Series of its 1st Private Issue of convertible debentures, consisting of eight series in the total amount of R$2,672,400.The first, third, and fourth series refer to funds to be invested in the Missão Velha – Salgueiro – Trindade e Salgueiro – Porto de Suape module, which also includes the investments in the Suape Port, and the reconstruction of the Cabo to Porto Real de Colégio railroad section. The second, fifth and sixth series refer to funds to be invested in the Eliseu Martins – Trindade module. The seventh and eighth series refer to funds to be invested in the Missão Velha – Pecém module, which also includes the investments in the Pecém Port.

Issue	Series	General meeting	Number issued	Unit face value	Issue	Maturity	Charges	Balance (R$) 12/31/2011
1st	1st	2/8/2010	336,647,184	R$ 1.00	03/09/10	10/3/2027	TJLP + 0.85% p.a.	336,647
1st	2ª	2/8/2010	350,270,386	R$ 1.00	11/25/2010	10/3/2027	TJLP + 0.85% p.a.	350,270
1st	3ª	2/8/2010	338,035,512	R$ 1.00	1/12/2010	10/3/2027	TJLP + 0.85% p.a.	338,036
1st	4ª	2/8/2010	468,293,037	R$ 1.00	10/04/11	10/3/2027	TJLP + 0.85% p.a.	468,293

•         Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties, as shown in the table below, and do not include guarantees provided for subsidiaries and jointly controlled entities.

	12/31/2011	12/31/2010
Property, plant and equipment	19,383	30,288
Collateral	87,550	74,488
Securitizations (exports) (*)		113,936
	106,933	218,712

(*) Because of the early settlement of export receivables, the securitization reserve fund amounts were redeemed.

15.       FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. Additionally, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

Considering the nature of these instruments, their fair value is basically determined by the use of Brazil’s money market and mercantile and futures exchange quotations. The amounts recorded in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and features of such instruments, their carrying amounts approximate their fair values.

•             Classification of financial instruments

	12/31/2011						12/31/2010
Consolidated	Notes	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other Liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other Liabilities - amortized cost method	Balances
Assets
Current
Cash and cash equivalents	5			15,417,393		15,417,393			10,239,278		10,239,278
Trade receivables, net	6			1,558,997		1,558,997			1,259,461		1,259,461
Guarantee margin on financial instruments	8 and 15			407,467		407,467			254,485		254,485
Derivative financial instruments	8 and 15		55,115			55,115
Securitization reserve fund									22,644		22,644

Non-current
Other trade receivables				57,797		57,797			58,485		58,485
Investments		2,089,309				2,089,309	2,102,112				2,102,112
Derivative financial instruments	10		376,344			376,344		254,231			254,231
Securitization reserve fund									32,031		32,031
Short-term investments				139,679		139,679			112,484		112,484

Liabilities
Current
Borrowings, financing and debentures	14				2,734,968	2,734,968				1,344,561	1,344,561
Derivative financial instruments	15 and 16		2,971			2,971		116,407			116,407
Trade payables					1,232,075	1,232,075				623,233	623,233
Non-current
Borrowings, financing and debentures	14				25,331,950	25,331,950				18,861,631	18,861,631
Derivative financial instruments	15 and 16		373,430			373,430		254,494			254,494

•             Fair value measurement

The financial instruments recognized at fair value require the disclosure of fair value measurements at three hierarchy levels:

•             Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•             Level 2: other available inputs, except those of Level 1 that are observable for the asset or liability, whether directly (i.e., prices) or indirectly (i.e., derived from prices)

•             Level 3: inputs unavailable due to slight or no market activity and which is significant for the definition of the fair value of assets.

The following table shows the financial instruments recognized at fair value using a valuation method:

Consolidated	12/31/2011				12/31/2010
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		55,115		55,115

Non-current
Available-for-sale financial assets
Investments	2,089,309			2,089,309	2,102,112			2,102,112

Financial assets at fair value through profit or loss
Derivative financial instruments		376,344		376,344		254,231		254,231

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		2,971		2,971		116,407		116,407

Non-current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		373,430		373,430		254,494		254,494

II – investments in financial instruments classified as available for sale and measured at fair value through OCI

These consist mainly of investments in shares acquired in Brazil and abroad involving top ranked companies classified by international rating agencies as investment grade, which are recognized in non-current assets, and any gains or losses are recognized in equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

 Potential impairment of financial assets classified available for sale

During 2010 and 2011 CSN invested in ordinary (USIM3) and preferred (USIM5) shares of Usiminas, classified as financial instruments available for sale as they do not attend the criteria to be classified within any of the other categories of financial instruments (measured at fair value through profit and loss, held to maturity or loans and receivables). The instruments are classified under non-current financial instruments and measured at their fair value based on their quoted price at 31 December 2011 (IBOVESPA). The company is evaluating strategic alternatives with respect to its investment in Usiminas.

Considering the decline in market value of the shares Usiminas during the year, the Company has evaluated whether, at the balance sheet date, there is objective evidence of impairment of its investments in Usiminas. Management evaluated if the decline in market value of the shares Usiminas should be considered either significant or prolonged. Determining whether a decline is significant or prolonged requires judgment and according to CSN’s accounting policy, which is based on national and international application, an instrument by instrument analysis is made based on quantitative and qualitative information from the moment on onwards that the decline either above 20% or more than 12 months.

Despite the Company’s investment strategy and despite the fact that both the ordinary and preferred shares are equity instruments, management separately evaluated the ordinary and preferred shares for impairment considering the different rights attached to them. The policy of the Company requires a detailed analysis of the percentage and period of decline, characteristics of the instrument, the segment in which the entity operates and volatility of the instrument. Additionally, macro-economic factors, qualitative analyses and other relevant factors after the balance sheet date until the date of approval of the financial statements are taken into consideration to the extent that is possible within the context of the standards, their interpretations and application in practice.

To determine the period of decline of the market value of the instruments below their cost, the Company compared their respective weighted average cost of acquisition at balance sheet date with the last trading date on which the quoted maximum price was above this weighted average cost of acquisition. In case of the ordinary shares the period of decline was calculated at 1 month, while in the case of the preferred shares the period of decline was calculated at 7 months. Management is of the opinion that, considering its accounting policy, the decline is not prolonged.

Volatility measures the dispersions between returns of a share or index. Volatility is a measure of risk of a share, but also serves to evaluate to what extent price variations historically are within expectations. Historical volatility of the shares is calculated and considered in order to identify the expected fluctuation of the respective instruments, evaluate the expected future volatility and conclude if a decline in market value of an instrument below its cost should be considered significant.

The following table shows these indicators for a period of 12 years, long period sufficient to eliminate volatility spikes caused by economic crises:

Period	Volatility
	USIM3	USIM5
1/3/2000 to 12/31/2011	50.42%	48.57%

In light of this information, Management concluded that the decline in market value relative to their price of acquisition of the shares of USIM3 and USIM5 at 31 December 2011 of 30.8% and 34.5%, respectively, is not significant. At 23, March 2012 the decline of the shares had significantly reduced to 20.5% and 15.5% respectively.

Management considers that during the period under analysis there have not been significant changes with an adverse effect in the technological, market, economic and legal environment in which Usiminas operates. Further, while the market value of Usiminas at 31 December 2011 was below the value of its net assets at that date (R$ 13.5 billion and R$ 19 billion respectively) and the company therefore was required to evaluate impairment of its assets in accordance with IAS38.12(d) (CPC01.12(d)), the company did not register any such impairment.

Considering the quantitative and qualitative analyses above, Management is of the opinion that there is no objective evidence of impairment of the ordinary and preferred shares of Usiminas and consequently has not reclassified losses thus far recognized in other comprehensive income (R$ 767,924, net of tax).

III – Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, and any gains and possible losses are recognized as finance income or finance costs, respectively.

The amounts are recognized in the financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except the amounts below.

The estimated fair values of consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

	12/31/2011		12/31/2010
	Carrying amount	Fair value	Carrying amount	Fair value
Guaranteed perpetual bonds	1,878,353	1,819,903	1,668,468	1,663,701
Fixed rate notes	5,183,690	5,832,364	4,606,820	4,966,629

IV – Financial risk management policy

The Company has and follows a policy of managing its risks, with guidelines regarding the risks incurred by the company. Pursuant to this policy, the nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The credit limits and the quality of counterparties’ hedge instruments are also periodically reviewed.

The risk management policy was established by the Board of Directors. Under this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain a level of financial flexibility.

Under the terms of the risk management policy, the Company manages some risks by using derivative financial instruments. The Company’s risk policy prohibits any speculative deals or short sales.

•           Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in Note 14.

The following table shows the contractual maturities of financial liabilities, including estimated interest payments.

	Consolidated
At December 31, 2011	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	2,734,968	2,263,889	6,724,483	16,343,578	28,066,918
Derivative financial instruments	2,971	373,430			376,401
Trade payables	1,232,075				1,232,075

At December 31, 2010
Borrowings, financing and debentures	1,344,561	4,254,057	6,357,169	8,250,405	20,206,192
Derivative financial instruments	116,407	254,494			370,901
Trade payables	623,232				623,232

•           Foreign exchange rate risk

The Company assesses its exchange exposure by subtracting its liabilities from its assets denominated in dollar, euro and australian dollar, thus arriving at its net exchange exposure, which is the foreign currency exposure risk. Therefore, besides the trade receivables arising from exports and investments overseas that in economic terms constitute natural hedges, the Company further considers and uses various financial instruments, such as derivative instruments (US$ to Real and euro to dollar swaps, and forward exchange contracts, etc.) to manage its risks of fluctuations in currencies other than the Brazilian real.

•           Policies on the use of hedging derivatives

The Company’s financial policy reflects the parameters of liquidity, credit and market risks approved by the Audit Committee and Board of Directors. The use of derivative instruments in order to prevent fluctuations in interest and exchange rates from having a negative impact on the company’s balance sheet and income statement should consider the same parameters. As provided for in internal rules, this financial investment policy has been approved and is being managed by the finance officers.

At the meetings of the Executive Officers and Board of Directors, the officers and directors routinely present and discuss the Company’s financial positions. Under the bylaws, transactions involving material amounts require the prior approval of management bodies. The use of other derivative instruments is contingent upon the express prior approval of the Board of Directors.

To finance its activities, the Company resorts to the capital markets, both locally and internationally, and based on the indebtedness profile it is seeking, part of the debt is pegged to foreign currency, basically to the US dollar, which causes Management to seek hedging for debt through derivative financial instruments.

To contract derivative financial instruments for hedging within the internal control structure, the following policies are adopted:

•             ongoing calculation of exchange exposure that occurs by analyzing assets and liabilities exposed to foreign currency, under the following terms:(i) trade receivables and payables in foreign currency; (ii) cash and cash equivalents and debts in foreign currency considering the maturity of the assets and liabilities exposed to exchange fluctuations;

•             presentation of the financial position and exchange exposure on a routine basis at meetings of the Executive Officers and Board of Directors that approve the hedging strategy;

•             carrying out derivative hedging transactions only with leading banks, diluting the credit risk through diversification among these banks;

The consolidated net exposure as of December 31, 2011 is as follows:

			12/31/2011
Foreign Exchange Rate Exposure	Amounts US$ thousand)	Amounts EUR thousand)	Amounts A$ thousand)
Cash and cash equivalents overseas	5,613,908		302,553
Derivative guarantee margin	217,223
Trade receivables - foreign market	287,616	7,844
Other assets	139,219	118
Total assets	6,257,966	7,962	302,553
Borrowings and financing	(5,299,622)
Trade payables	(10,779)	(1,450)
Other liabilities	(56,479)	(16)
Total liabilities	(5,366,880)	(1,466)
Gross exposure	891,086	6,496	302,553
Notional amount of derivatives contracted	267,856	(90,000)
Net exposure	1,158,942	(83,504)	302,553

Gains and losses on these transactions are consistent with the policies and strategies defined by management.

•           Exchange swap transactions

The Company carries out exchange swap transactions in order to hedge its assets and liabilities against any fluctuations in the US dollar-real parity.

This hedge through exchange swaps provides the Company, through the long position of the contract, with a forward rate agreement (FRA) gain on the exchange coupon, which at the same time improves our investment rates and reduces the cost of our funding in the international market.

As of December 31, 2011, the Company had a long position in exchange swap of US$367,856 thousand (US$1,249,529 thousand as of December 31, 2010) where we received, in the long position, exchange rate change plus 3.4541% per year on average (in 2010, exchange rate change plus 2.29% per year), and paid 100% of CDI, in the short position of the exchange swap contract.

As of December 31, 2011 the Company held a short position in a foreign exchange swap of US$100,000 thousand, where we paid foreign exchange change plus interest of 2.39% per year on average in the short position and received 100% of CDI in the long position of the foreign exchange swap.

As of December 31, 2011, the consolidated position of these contracts is as follows:

a) Outstanding transactions

•           US dollar-to-real exchange swap

					12/31/2011
			Appreciation (R$)		Fair value
Counterparties	Transaction maturity	Notional (US$ thousand)	Asset position	Liability position	Amount receivable / (payable)
JP Morgan	2/1/2012 to 3/1/2012	9,981	19,127	(18,556)	571
HSBC	4/22/2012 to 6/15/2012	101,317	192,919	(176,554)	16,365
Société Générale	02/1/2012 to 8/2/2012	16,635	30,554	(29,362)	1,192
Bradesco	1/8/2012	3,327	6,279	(5,743)	536
Banco do Brasil	7/2/2012 to 9/3/2012	6,654	12,605	(12,413)	192
Santander	2/1/2012 to 1/2/2015	14,990	28,900	(28,416)	484
Goldman Sachs	2/1/2015	190,000	371,174	(352,514)	18,660
Banco de Tokyo	12/15/2016	24,952	46,980	(47,960)	(980)
		367,856	708,538	(671,518)	37,020

					12/31/2010
			Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity	Notional (US$ thousand)	Asset position	Liability position	Amount (payable)
JP Morgan	11/1/2011 to '3/1/2012	6,654	11,078	(11,170)	(92)
HSBC	1/3/2011	223,000	372,794	(385,900)	(13,106)
Société Générale	2/1/2011 to '12/1/2011	23,289	39,687	(50,254)	(10,567)
Pactual	7/1/2011	3,327	5,847	(8,573)	(2,726)
Deutsche Bank	1/3/2011 to 2/1/2011	265,000	443,143	(468,544)	(25,401)
Santander	1/3/2011 to 1/2/2015	131,625	220,951	(239,169)	(18,218)
Goldman Sachs	1/3/2011 to 1/2/2015	130,000	215,302	(224,658)	(9,356)
Itau BBA	1/3/2011 to 12/1/2011	466,634	779,802	(809,381)	(29,579)
		1,249,529	2,088,604	(2,197,649)	(109,045)

•           Real-to-US dollar exchange swap

					12/31/2011
Counterparties	Transaction maturity	Notional (US$ thousand)	Appreciation (R$)		Fair value (market)
			Asset position	Liability position	Amount (payable)
Santander	2/1/2012	(70,000)	130,266	(130,787)	(521)
Goldman Sachs	2/1/2012	(30,000)	55,704	(56,030)	(326)
		(100,000)	185,970	(186,817)	(847)

•           Iene-to-US dollar exchange swap

					12/31/2011
Counterparties	Transaction maturity	Notional (iene)	Appreciation (R$)		Fair value (market)
			Asset position	Liability position	Amount receivable
Deutsche Bank	12/12/2013	59,090,000	374,455	(373,430)	1,025
		59,090,000	374,455	(373,430)	1,025

					12/31/2010
		Notional (iene)	Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity		Asset position	Liability position	Amount receivable/ (payable)
Deutsche Bank	12/12/2013	59,090,000	254,231	(254,231)
		59,090,000	254,231	(254,231)

b) Settled US dollar-real transactions

	Appreciation 2011				Appreciation 2010
Counterparties	Notional (US$ thousand)	Asset position (R$)	Liability position (R$)	Amount received / (paid) in 2011	Notional (US$ thousand)	Asset position (R$)	Liability position (R$)	Fair value in 2010	Impact on P&L in 2011
Deutsche Bank	2,352,000	3,809,284	(3,927,022)	(117,738)	265,000	443,143	(468,544)	(25,401)	(92,337)
Goldman Sachs	100,000	2,978,316	(2,975,695)	2,621	100,000	167,243	(173,031)	(5,788)	8,409
HSBC	1,843,000	3,022,397	(3,092,542)	(70,145)	223,000	372,794	(385,900)	(13,106)	(57,039)
Itau BBA	809,635	1,345,353	(1,380,319)	(34,966)	466,635	779,802	(809,378)	(29,576)	(5,390)
Santander	246,625	412,585	(434,164)	(21,579)	121,625	204,241	(221,856)	(17,615)	(3,964)
BTG Pactual	3,327	5,542	(9,050)	(3,508)	3,327	5,847	(8,573)	(2,726)	(782)
Société Générale	23,289	41,093	(52,363)	(11,270)	23,289	39,687	(50,255)	(10,568)	(702)
JP Morgan	3,327	5,737	(6,075)	(338)	6,654	11,078	(11,170)	(92)	(246)
Bradesco	1,663	3,143	(2,755)	388					388
	5,382,866	11,623,450	(11,879,985)	(256,535)	1,209,530	2,023,835	(2,128,707)	(104,872)	(151,663)

The position of outstanding transactions was recorded in the Company’s assets and liabilities and totals R$37,020 in assets and R$847 in liabilities as of December 31, 2011 (R$109,045 in liabilities as of December 31, 2010) and its effects are recognized in the Company’s finance income (costs) as loss totaling R$115,490 as of December 31, 2011 (loss of R$231,673 as of December 31, 2010) (see Note 26).

•           Euro-to-US dollar exchange swap

In addition to the swaps above, the Company also contracted NDFs (non-deliverable forwards) to hedge its euro-denominated assets. Basically the Company contracted financial derivatives for its euro-denominated assets, where it will receive the difference between the US dollar exchange rate change for the period, multiplied by the notional amount (long position) and pay the difference between the exchange rate change in euro for the period on the notional euro amount on the contract date (short position).In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparties prime financial institutions, contracted under the exclusive funds.

As of December 31, 2011, the consolidated position of these contracts was as follows:

a) Outstanding transactions

					12/31/2011
Counterparties	Transaction maturity	Notional (EUR thousand)	Appreciation (R$)		Fair value (market)
			Asset position	Liability position	Amount receivable
HSBC	1/12/2012	25,000	51,469	(48,556)	2,913
Deutsche Bank	1/12/2012	25,000	51,521	(48,556)	2,965
Goldman Sachs	1/12/2012	40,000	128,761	(121,389)	7,372
		90,000	231,751	(218,501)	13,250

					12/31/2010
			Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity	Notional (EUR thousand)	Asset position	Liability position	Amount receivable
HSBC	1/20/2011	15,000	34,029	(33,424)	605
Deutsche Bank	1/20/2011	25,000	56,648	(55,707)	941
Goldman Sachs	1/20/2011	50,000	113,295	(111,415)	1,880
		90,000	203,972	(200,546)	3,426

b) Settled transactions

	Appreciation 2011				Appreciation 2010
Counterparties	Notional (EUR thousand)	Asset position (R$)	Liability position (R$)	Received / (paid) in 2011	Notional (EUR thousand)	Asset position (R$)	Liability position (R$)	Fair value in 2010	Impact on P&L in 2011
Deutsche Bank	210,000	475,582	(481,504)	(5,922)	25,000	56,648	(55,707)	941	(6,863)
Goldman Sachs	140,000	321,800	(319,448)	2,352	50,000	113,295	(111,415)	1,880	472
HSBC	15,000	34,029	(33,413)	616	15,000	34,029	(33,424)	605	11
Itau BBA	85,000	199,820	(197,116)	2,704					2,704
	450,000	1,031,231	(1,031,481)	(250)	90,000	203,972	(200,546)	3,426	(3,676)

The position of outstanding transactions was recognized in the Company’s assets and totals R$13,250 as of December 31, 2011 (R$3,426 in assets as of December 31, 2010) and its effects are recognized in the Company’s finance income (costs) as a gain totaling R$9,574 as of December 31, 2011 (loss of R$6,763 as of December 31, 2010) (see Note 26).

•           Real-Commercial U.S. Dollar Exchange Rate Futures

It seeks to hedge foreign-denominated liabilities against the real fluctuation. The Company may buy or sell commercial U.S. dollar futures on the Commodities and Futures Exchange (BM&F) to mitigate the foreign exchange exposure of its US dollar-denominated liabilities. The specifications of the Real-U.S. dollar exchange rate futures contract, including detailed explanation on the contract’s features and the calculation of daily adjustments, are published by the BM&F and disclosed on its website (www.bmf.com.br).In 2011, the Company did not contract U.S. dollar futures transactions. Throughout 2010, the Company paid R$179,564 and received R$259,490 in adjustments, thus with a gain of R$79,926.Gains and losses from these contracts are directly related to the foreign exchange fluctuations.

•           Other derivatives

The subsidiary Lusosider carries out transactions with derivatives to hedge its exposure against the euro-dollar fluctuation. As of December 31, 2011, the gross position was US$35,352 thousand and the net position was US$144 thousand (including the derivatives below).

					12/31/2011
Counterparties	Transaction maturity	Notional (US$ thousand)	Appreciation (R$)		Fair value (market)
			Asset position	Liability position	Amount receivable
BES	4/30/2012	20,208	38,017	(34,049)	3,968
BNP	1/31/2012	15,000	28,219	(25,453)	2,766
		35,208	66,236	(59,502)	6,734

The position of outstanding transactions was recognized in the Company’s assets and totals R$6,734 as of December 31, 2011.

On September 26, 2011, the subsidiary Tecon settled its derivative transactions used to hedge its exposure to Real-Yen fluctuation, the notional amount of which was JPY 2,390,398 (outstanding short position of R$8,042 as of December 31, 2010).

Gains or losses on these transactions as of December 31, 2011 are consolidated into the Company’s finance income (costs) as a gain totaling R$16,501 (loss of R$8,388 in 2010) (see Note 26).

•           Sensitivity analysis of the US dollar-to-real exchange swap

The sensitivity analysis is based in the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2011 recognized in assets, amounting to R$37,020 and in liabilities, amounting to R$847.The Company considered the scenarios below for the real-dollar parity volatility.

- Scenario 1: (25% real appreciation) R$-US$ parity of 1.4069;

- Scenario 2: (50% real appreciation) R$-US$ parity of 0.9379;

- Scenario 3: (25% real depreciation) R$-US$ parity of 2.3448;

- Scenario 4: (50% real depreciation) R$-US$ parity of 2.8137.

						12/31/2011
	Risk	Reference value (US$ thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		1.8758	1.4069	0.9379	2.3448	2.8137

Net currency swap	US dollar fluctuation	267,856	(125,611)	(251,222)	125,611	251,222

Exchange position functional currency BRL	US dollar fluctuation	891,086	(417,875)	(835,749)	417,875	835,749
(not incluing exchange derivatives above)

Consolidated exchange position	US dollar fluctuation	1,158,942	(543,486)	(1,086,971)	543,486	1,086,971
(including exchange derivatives above)

•           Sensitivity analysis of the euro-to-dollar exchange swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2011 recognized in assets, amounting to R $13,250.The Company considered the scenarios below for the real-euro parity volatility.

- Scenario 1: (25% real appreciation) R$-euro parity of 1.8257;

- Scenario 2: (50% real appreciation) R$-euro parity of 1.2171;

- Scenario 3: (25% real depreciation) R$-euro parity of 3.0428;

- Scenario 4: (50% real depreciation) R$-euro parity of 3.6513.

						12/31/2011
	Risk	Reference value (EUR thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		2.4342	1.8257	1.2171	3.0428	3.6513

Net currency swap	euro fluctuation	(90,000)	54,770	109,539	(54,770)	(109,539)

Exchange position functional currency BRL	euro fluctuation	6,496	(3,954)	(7,907)	3,954	7,907
(not incluing exchange derivatives above)

Consolidated exchange position	euro fluctuation	(83,504)	50,816	101,632	(50,816)	(101,632)
(including exchange derivatives above)

•           Sensitivity analysis of exchange exposure to australian dollar

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2011.The Company considered the scenarios below for the real-australian dollar parity volatility.

- Scenario 1: (25% real appreciation) R$-A$ of 1.4337;

- Scenario 2: (50% real appreciation) R$-A$ of 0.9558;

- Scenario 3: (25% real depreciation) R$-A$ parity of 2.3895;

- Scenario 4: (50% real depreciation) R$-A$ parity of 2.8674.

						12/31/2011
	Risk	Reference value (A$ thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		1.9116	1.4337	0.9558	2.3895	2.8674

Exchange position functional currency BRL	Australian dollar fluctuation	302,553	(144,590)	(289,180)	144,590	289,180

•           Sensitivity analysis of exchange dollar-to-euro swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2011 recognized in assets, amounting to R $6,734.The Company considered the following scenarios for the real-euro parity volatility.

- Scenario 1: (25% real appreciation) euro-dollar parity of 0.9856;

- Scenario 2: (50% real appreciation) euro-dollar parity of 0.6571;

- Scenario 3: (25% real depreciation) euro-dollar parity of 1.6426;

- Scenario 4: (50% real depreciation) euro-dollar parity of 1.9712.

						12/31/2011
	Risk	Reference value (US$ thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		1.3141	0.9856	0.6571	1.6426	1.9712

Net currency swap	US dollar fluctuation	35,208	(11,567)	(23,133)	11,567	23,133

Exchange position functional currency EURO	US dollar fluctuation	(35,352)	11,614	23,228	(11,614)	(23,228)
(not incluing exchange derivatives above)

Consolidated exchange position	US dollar fluctuation	(144)	47	95	(47)	(95)
(including exchange derivatives above)

•           Interest rate risk

Short- and long-term liabilities to indexed to floating interest rate and inflation indices. Due to this exposure, the Company undertakes derivative transactions to better manage these risks.

•           Interest rate swap transactions (LIBOR to CDI)

The objective of these transactions is to hedge transactions indexed to US dollar LIBOR against fluctuations in Brazilian interest rates. Basically, the Company carried out swaps of its obligations indexed to the LIBOR, in which it receives interest of 1.25% p.a. on the notional value of the dollar (long position) and pays 96% of the CDI on the notional amount in reais at the contract date (short position).The notional amount of this swap as of December 31, 2011 is US$107,500 thousand, hedging an export prepayment transaction in the same amount. The gains and losses on these contracts are directly related to fluctuations in exchange rates (US$) and interest rates (LIBOR and CDI).In general, these are transactions conducted in the Brazilian over-the-counter market that have as a counterparty a prime financial institution.

As of December 31, 2011, the position of these contracts is as follows:

a)       Outstanding transactions

					12/31/2011
		Notional (US$ thousand)	Appreciation (R$)		Fair value (market) (R$)
Counterparties	Transaction maturity	2011	Long position	Short position	Amount payable
CSFB	2/13/2012	107,500	182,432	(184,556)	(2,124)

					12/31/2010
		Notional (US$ thousand)	Appreciation (R$)		Fair value (market) (R$)
Counterparties	Transaction maturity	2010	Long position	Short position	Amount payable
CSFB	2/12/2011	150,000	254,575	(257,584)	(3,009)

b)       Settled transactions

		Appreciation 2011				Appreciation 2010
Counterparties	Maturity	Notional (US$ thousand)	Long position (R$)	Short position (R$)	Paid in 2011	Notional (US$ thousand)	Long position (R$)	Short position (R$)	Fair value in 2010	Impact on P&L in 2011
CSFB	2/14/2011	150,000	255,238	(260,757)	(5,519)	150,000	254,575	(257,584)	(3,009)	(2,510)
CSFB	5/12/2011	150,000	255,151	(260,582)	(5,431)					(5,431)
CSFB	8/12/2011	129,000	219,172	(224,641)	(5,469)					(5,469)
CSFB	11/14/2011	129,000	219,547	(224,607)	(5,060)					(5,060)
		558,000	949,108	(970,587)	(21,479)	150,000	254,575	(257,584)	(3,009)	(18,470)

The position of outstanding transactions was recognized in the Company’s liabilities and totals R$2,124 in 2011 (R$3,009 in liabilities as of December 31, 2010) and its effects were recognized in the Company’s finance income (costs) as loss totaling R$20,594 (loss of R$18,864 in 2010).

•           Sensitivity analysis of interest rate swaps (LIBOR to CDI)

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2011 recognized in liabilities, amounting to R$2,124.The Company considered the following scenarios for the LIBOR (US$) and CDI interest rates volatility.

						12/31/2011
	Notional (US$ thousand)	Risk	25%	50%	25%	50%
LIBOR-to-CDI interest rate swap	107,500	(Libor) US$	(25,586)	(30,176)	25,586	30,176

•           Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of December 31, 2011 in the consolidated financial statements.

	Impact on profit or loss
Changes in interest rates	% p.a.	12/31/2011	12/31/2010
TJLP	6.00	1,372	6,465
Libor	0.81	7,941	7,102
CDI	10.87	72,607	42,103

•           Share market price risks

The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale. Equity investments refer to blue chips traded on BOVESPA.

The following table summarizes the impact of the changes in prices of financial instruments classified as available-for-sale on profit or loss for the year and equity, in other comprehensive income:

			Consolidated
	Profit (loss) for the year		Other comprehensive income
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Net change in the fair value of financial instruments classified as available for sale	(621,312)	515,573	(767,015)	552,461

On April 20, 2011, the Company sold 100% of its equity interest held in Riversdale’s share capital, corresponding to 47,291,891 shares at the price of A$16.50 per share, totaling a gain of R$698,164.

The Company considers as probable scenario the amounts recognized at market prices as of December 31, 2011. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2011. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered the following scenarios for volatility of the shares.

- Scenario 1: (25% appreciation of shares);

- Scenario 2: (50% appreciation of shares);

- Scenario 3: (25% devaluation of shares);

- Scenario 4: (50% devaluation of shares);

	Impact on profit and equity
Companies	Probable	25%	50%	25%	50%
Usiminas	(767,924)	509,296	1,018,593	(509,296)	(1,018,593)
Panatlântica	909	2,663	5,326	(2,663)	(5,326)
	(767,015)	511,959	1,023,919	(511,959)	(1,023,919)

•           Credit risks

The exposure to credit risks of financial institutions is in line with the parameters established in the financial policy.The Company adopts the practice of analyzing in detail the financial position of its customers and suppliers, establishing a credit limit and conducting ongoing monitoring of the outstanding balance.

As regards short-term investments, the Company only makes investments in institutions with low credit risk as rated by credit rating agencies. As part of the funds is invested in repo (repurchase agreements) backed by Brazilian government bonds, there is also exposure to Brazil’s sovereign risk.

•           Capital management

The Company manages its capital structure to ensure that it will be capable of providing return to its shareholders and benefits to other stakeholders, and maintain an optimal capital structure to reduce this cost.

V – Margin deposits

The Company holds margin deposits totaling R$407,467 (R$254,485 as of December 31, 2010); this amount is invested at Deutsche Bank as guarantee of the derivative financial instrument contracts, specifically swaps between CSN Islands VIII and CSN.

16.       OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

	Current		Current		Non-current		Non-current
	Consolidated		Company		Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Amounts due to related parties (*)	178,635	148,364	458,878	372,185	3,094,453	3,028,924	7,821,914	8,141,037
Unrealized losses on derivatives (Note 15 I)	2,971	116,407	2,124	3,010	373,430	254,494
Dividends and interest on capital payable	928,924	631,344	927,881	630,051
Advances from customers	23,868	35,361	17,862	29,003
Taxes in installments	313,201	656,678	292,699	652,894	1,910,576	859,898	1,774,533	829,537
Profit sharing - employees	131,755	90,243	117,806	82,075
Other payables	149,091	176,555	55,615	141,773	215,061	178,350	122,529	136,996
	1,728,445	1,854,952	1,872,865	1,910,991	5,593,520	4,321,666	9,718,976	9,107,570

(*) The nature of transactions with related parties are described in note 4.

17.       GUARANTEES

The Company is liable for guarantees for its subsidiaries and jointly controlled entities, as follows:

	Currency	Maturities	Borrowings		Tax collections		Other		Total
			12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010

Transnordestina	R$	Up to 5/8/2028 and undefined	1,358,657	1,145,397	1,800		7,686	5,186	1,368,143	1,150,583
CSN Cimentos	R$	Up to 11/18/2014 and undefined			30,213	32,745	30,097	26,987	60,310	59,732
Prada	R$	Up to 12/10/2013 and undefined			9,958	9,958	2,440	740	12,398	10,698
Sepetiba Tecon	R$	1/31/2012	700	1,465		15,000		61,519	700	77,984
Itá Energética	R$	9/15/2013	7,326	9,587					7,326	9,587
CSN Energia	R$	Up to 12/30/2012 and undefined			2,392	1,029	2,336	2,336	4,728	3,365
Congonhas Minérios	R$	5/21/2018	2,000,000						2,000,000	-
Total in R$			3,366,683	1,156,449	44,363	58,732	42,559	96,768	3,453,605	1,311,949

CSN Islands VIII	US$	12/16/2013	550,000	550,000					550,000	550,000
CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000
CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000
Aços Longos	US$	12/31/2011		4,431						4,431
CSN Resources	US$	7/21/2020	1,000,000	1,000,000					1,000,000	1,000,000
Total in US$			3,700,000	3,704,431		-	-	-	3,700,000	3,704,431
Total in R$			6,940,460	6,172,323					6,940,460	6,172,323
			10,307,143	7,328,772	44,363	58,732	42,559	96,768	10,394,065	7,484,272

18.       TAXES IN INSTALLMENTS

a)               Tax Recovery Program (REFIS)

•                        Federal REFIS

On November 26, 2009, the Company, its subsidiaries and jointly controlled entities joined the Tax Recovery Programs established by Law 11941/09 and Provisional Measure 470/2009, aimed at settling tax liabilities through a special payment system and installment plan for the settlement of tax and social security obligations. Joining the special tax programs reduced the amount of fines, interest and legal charges previously due.

Management’s decision took into consideration matters already judged by higher courts, as well as the assessment of outside legal counsel regarding the possibility of favorable outcomes in the contingencies in progress.

The tax debts enrolled under Provisional Measure 470/09 were payable in 12 installments, starting November 2009.In July 2010, the Company elected to offset income tax and social contribution carryforwards against the last four installments of the installment plan, as allowed by relevant legislation.

In November 2009 and February 2010, the debts payable enrolled in the installment plan under Law 11,941/09, already recognized through provisions, were reviewed based on the reductions in debits set forth in special programs, according to the waiver date of administrative appeals or legal proceedings. In the first quarter of 2010, those amounts corresponded to a negative effect before income tax and social contribution of R$48,890 in Company and R$42,365 in consolidated, which were accounted for in other operating income and expenses and in finance income (costs) (see Notes 25 and 26).

In June, 2011, the Group companies consolidated the debts enrolled in the tax program set forth by Law 11941/09, payable in 180 SELIC-adjusted installments. As a result of the consolidation, the provision increased R$19,734 in the second quarter of 2011, recognized in Company in line item “Finance income (costs)” and other expenses, before income tax and social contribution.

With respect to judicial deposits linked to REFIS proceedings, the Company obtained a favorable opinion from the National Treasury Attorney General’s Office (PGFN) and the Federal Revenue Service (RFB) on the treatment given to the excess deposit generated after application of the reductions obtained for tax payment in cash.

Accordingly, the Company filed a request for offset of the deposit surplus against taxes in installments under the Law 11941 REFIS program with the PGFN. We are awaiting a reply from the PGFN of the intended offset.

The position of REFIS debts recorded in taxes in installments in current and non-current liabilities as of December 31, 2011 was R$1,928,872 (R$1,410,062 as of December 31, 2010) in Company and R$2,094,741 (R$1,444,207 as of December 31, 2010) in consolidated.

19.       PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR AND CIVIL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

	Consolidated
	12/31/2011		12/31/2010
	Judicial deposits	Accrued liabilities	Judicial deposits	Accrued liabilities
Social security and labor	131,443	284,556	107,100	247,212
Civil	50,909	94,183	47,216	80,331
Ambiental		6,906		500
Tax	1,159,881	94,317	878,309	86,342
Judicial deposits	26,928		46,160
	1,369,161	479,962	1,078,785	414,385
Legal obligations challenged in court:
Tax
IPI premium credit			1,227,892	1,227,892
CSLL credit on exports		9,016		401,916
Salary premium for education	36,189	33,121	36,189	33,121
CIDE	2,895	3,246	54,211	27,545
Income tax on ”Plano Verão”	345,676	20,892	341,551	20,892
Other provisions	6,893	92,226	36,078	113,552
	391,653	158,501	1,695,921	1,824,918
	1,760,814	638,463	2,774,706	2,239,303

Total current		292,178		222,461
Total non-current	1,760,814	346,285	2,774,706	2,016,842

				Company
		12/31/2011		12/31/2010
	Judicial deposits	Accrued liabilities	Judicial deposits	Accrued liabilities
Social security and labor	105,292	200,401	78,302	183,141
Civil	39,308	65,076	38,646	54,113
Ambiental		6,906		500
Tax	1,120,859	59,068	847,301	67,427
Judicial deposits	26,663		43,856
	1,292,122	331,451	1,008,105	305,181
Legal obligations challenged in court:
Tax
IPI premium credit			1,227,892	1,227,892
CSLL credit on exports		9,016		401,916
Salary premium for education	36,189	33,121	36,189	33,121
CIDE	2,895	3,246	54,211	27,545
Income tax on ”Plano Verão”	345,676	20,892	341,551	20,892
Other provisions	6,893	92,226	36,078	113,552
	391,653	158,501	1,695,921	1,824,918
	1,683,775	489,952	2,704,026	2,130,099

Total current		225,997		200,288
Total non-current	1,683,775	262,432	2,704,026	1,929,811

The changes in the provisions for contingencies in the year ended December 31, 2011 were as follows:

Consolidated
Current + Non-current							Current
Nature	12/31/2010	Additions	Inflation adjustment	Transfer (*)	Utilization	12/31/2011	12/31/2011	12/31/2010
Civil	80,831	17,188	24,639		(21,569)	101,089	87,343	57,622
Labor	188,188	50,383	48,019		(63,570)	223,020	204,615	164,839
Tax	1,911,260	68,915	24,906	(1,597,659)	(154,604)	252,818	220
Social security	59,024	28	2,726		(242)	61,536
	2,239,303	136,514	100,290	(1,597,659)	(239,985)	638,463	292,178	222,461

Company
Current + Non-current							Current
Nature	12/31/2010	Additions	Inflation adjustment	Transfer (*)	Utilization	12/31/2011	12/31/2011	12/31/2010
Civil	54,613	14,671	15,430		(12,732)	71,982	65,076	54,113
Labor	146,175	40,661	30,041		(55,953)	160,924	160,921	146,175
Tax	1,892,345	41,549	19,385	(1,597,659)	(139,574)	216,046
Social security	36,966	28	2,726		(243)	39,477
	2,130,099	96,909	67,582	(1,597,659)	(208,502)	488,429	225,997	200,288

(*) The transfers to taxes in installments were made due to the compliance with Law 11,941/09 and refer to the social contribution on exports (CSLL Exportação), COFINS Law 10833/03, CIDE and State VAT (IPI) on exports premium credit.

The provisions for civil, labor, tax, environmental and social security liabilities were estimated by management and are mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, these provisions include tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

The Company and its subsidiaries are defendants in other administrative and judicial proceedings (labor, civil, tax and environmental), in the approximate amount of R$6,880,921, of which R$525,139 related to civil lawsuits, R$45,078 related to environmental and R$1,114,509 to labor and social security lawsuits. The assessments made by legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices.

As for the tax lawsuits these represent R$5,196,195, and R$1,687,349 from this total refers to the assessment notice issued against the Company for an alleged nonpayment of income tax (IRPJ) and social contribution on net income (CSLL) on profits recognized in the balance sheets of its subsidiaries in Luxembourg. In view of the recent changes in administrative and judicial decisions, our outside legal counsel believes that this decision will not reach the profits recognized and not yet made available by our foreign subsidiaries, subject matter of the assessment notice, in light of the protection granted by the Brazil-Luxembourg treaty. However, because of the current undefined position of administrative and judicial courts, the possibility of an unfavorable outcome was classified as possible.

a) Labor lawsuits

As of December 31, 2011, the Company and its subsidiaries is a defendant in 12,993 labor lawsuits, for which a provision has been recorded in the amount of R$223,020 (R$188,188 as of December 31, 2010). Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) as a result of federal government economic plans, health care plan, indemnity contingencies resulting from alleged occupational diseases or on-the-job accidents, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

b) Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the Company’s industrial activities and its subsidiaries. For lawsuits involving civil matters, a provision has been recognized in the amount of R$94,183 as of December 31, 2011 (R$80,331 as of December 31, 2010).

c) Tax lawsuits

▪    Income tax and social contribution

(i) “Plano Verão” - The Company is claiming the recognition of financial and tax effects on the calculation of income tax and social contribution, related to removal by the government of inflation measured according to the Consumer Price Index (IPC) in January and February 1989, involving a total percentage figure of 51.87% (‘Summer Plan”).

In 2004 the lawsuit was terminated with a final and unappealable decision that granted the right to apply the index of 42.72% (January 1989), with the 12.15% already applied to be deducted from this index. The final decision also granted application of the index of 10.14% (February 1989).The proceeding is currently at expert discovery stage.

As of December 31, 2011, there is an amount of R$345,676 (R$341,551 as of December 31, 2010) deposited in court, classified in a specific account of judicial deposits in long-term receivables, and a provision of R$20,892 (R$20,892 as of December 31, 2010), which represents the portion not recognized by the courts.

(ii) CSLL Export (Social Contribution on Income from Export Revenues) – In February 2004 the Company filed a lawsuit claiming that it should not be subject to payment of CSLL (social contribution) on its export revenues/profits, as well as to obtain court authorization to offset all the amounts of CSLL incorrectly paid on such export revenues/profits since the publication of Constitutional Amendment 33/2001, which provided new wording to article 149, paragraph 2 of the 1988 Federal Constitution (CF/88), by determining that “social contributions shall not be levied on export revenues”.

Since then the Company was maintaining the CSLL on export revenues/profits in a provision; however, after the STF ruling on Extraordinary Appeal (RE) 564,413 (leading case) in a vote on the non-levy of CSLL on taxpayers’ exports, still not yet published, the Company decided to include this lawsuit in the installment plan established by Law 11941/09 (REFIS).The adjusted amount of the lawsuit included in the installment plan was R$365,466.

▪    Economic Intervention Contribution (CIDE)

The Company was challenging the legal validity of Law 10168/00, which introduced the collection of CIDE on amounts paid, credited or remitted to non-resident beneficiaries by way of royalties or compensation for agreements involving supply, technical assistance, assignment and licenses for use of trademarks and patents.

The ruling at the lower court was unfavorable and this was upheld by the 2nd Region TRF (Federal regional Court).The Company filed Appeals for Declaratory Judgment, which were dismissed, and an extraordinary appeal was filed with the STF, admissibility of which is presently awaiting the higher court’s decision.

In view of the unfavorable decisions and the benefits involving reduction in fines and interest, the Company’s Board of Directors approved including the amounts covered by the court litigation in the tax recovery program introduced by Law 11941/2009.

After application of the benefits of this program, the Company maintains judicial deposits in the amount of R$6,200, of which R$2,895 involves excess deposits after application of the REFIS reductions that may be offset converted into income. As of December 31, 2011 there is a provision recognized in the amount of R$3,246 (R$3,246 as of December 31, 2010), including legal charges.

▪    Salary premium for education – “Salário Educação”

The Company has filed a lawsuit challenging the constitutionality of the salary premium for education and for discussing the possibility of recovering the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was unsuccessful, and the TRF upheld the decision unfavorable to CSN, a decision that is final and unappealable.

In view of the final and unappealable decision, CSN tried to make payment of the amount due, though the FNDE and INSS did not reach an agreement as to which agency should receive it. They also required that the amount should be paid along with a fine, with which the Company did not agree.

Lawsuits were then filed challenging the above events, with judicial deposit of the amounts involved in the lawsuits. In the first lawsuit, the lower court partly accepted the Company’s request, with the judge deducting the fine, but upholding the SELIC rate, with counterarguments against the defendant’s appeal against the SELIC rate.

The accrued amount and judicial deposit as of December 31, 2011 totals R$33,121 (R$33,121 as of December 31, 2010).

▪    On-the-job accident insurance - SAT

The Company is challenging in court the increase in the SAT rate from 1% to 3% (first lawsuit), and is also challenging the increase in SAT for purposes of the Special Retirement Contribution, which was set at 6%, according to legislation applicable to employees exposed to toxic material (second lawsuit).

As regards the first lawsuit mentioned above, the lower court decision was unfavorable and the lawsuit is now being judged by the 2nd Region TRF. With respect to the second lawsuit, its decision was unfavorable to the Company and the amount due in this lawsuit, R$33,077, was deposited in court, in favor of the INSS (National Institute of Social Security).

The accrued amount as of December 31, 2011 totals R$61,536 (R$59,024 as of December 31, 2010), which includes legal charges and refers exclusively to the lawsuit related to the increase from 1% to 3% for all the Company’s locations and its subsidiary Cia Metalúrgica Prada’s locations.

In view of the likelihood of loss in this court challenge, the CSN Board of Directors approved including the amount relating to this matter in the installment payment program under Law 11941/2009.Due to joining the REFIS and waiver of the lawsuit challenging the rate increase from 1% to 3%, CSN included the unassessed period in the Ordinary Installment Payment Program in 60 installments.

▪    IPI export premium credit

The tax legislation allowed Brazilian companies to recognize a federal VAT (IPI) premium credit until 1983, when by executive order from the government these benefits were cancelled and it was no longer permitted to utilize these credits.

The Company challenged the constitutionality of this act and filed a lawsuit claiming the right to utilize the IPI premium credit on exports from 1992 to 2002, since only laws passed by the legislature can cancel or revoke benefits granted by past legislation.

On August 13, 2009, the STF rendered a decision, with general repercussion, determining that the IPI premium credit was only in effect through October 1990.Accordingly, the credits accrued after 1990 were not recognized and, in view of this STF decision, the Company’s Board of Directors approved including this matter in the tax recovery program for tax debts introduced by Provisional Measure 470/09 and Law 11941/09, which entails benefits in terms of reduction of fines, interest and legal charges.

The Company maintained a provision for the amount of the credits already offset, plus late payment charges through September 30, 2009.The new amount of debt after application of the reductions prescribed in the program under Law 11941/09 was offset against the judicial deposits related to these lawsuits, resulting in excess deposits in the amount of R$516 million after application of the REFIS reductions, which can be refunded.

The debts under Provisional Measure (MP) 470/09 were paid in 12 installments as from November 2009, with the last four installments being replaced by the use of the income tax and social contribution tax loss carryforwards, in the manner provided by relevant legislation.

▪    Other

The Company has also recognized provisions for lawsuits relating to INSS, FGTS Complementary Law 110, COFINS Law 10833/03, PIS Law 10637/02 and PIS/COFINS – Manaus Free Trade Zone, totaling R$90,703 as of December 31, 2011 (R$84,367 as of December 31, 2010), which includes legal charges.

With respect to the COFINS Law 10833/03 debt, the Board of Directors approved inclusion of the related amounts in the tax recovery program under Law 11941/09.The Company maintained a provision for the amount of these credits already offset, plus late payment charges through September 30, 2009.

The new amount of debts after application of the reductions allowed under the program of Law 11941/09 was offset against judicial deposits related to these lawsuits, resulting in excess deposits in the amount of R$9,141 after application of the REFIS reductions, which may be refunded.

d) Other

▪    Competition

On June 14, 2010, the Regional Federal Court of Brasília rejected the annulment action filed by CSN against CADE (The Anti-Trust Board), which aimed at annulling its fine for the alleged infringements laid down in Articles 20 and 21, I, of Law 8884/1984.The Company filed appropriate appeals against this decision, which were dismissed, resulting in the filing of a Motion for Clarification, which is pending judgment. The collection of the R$65,292 fine is suspended by a Court decision, which stays the collection as from the date CSN issued a guarantee letter. This action is classified as risk of possible loss.

▪    Environmental

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities, and public civil actions claim regularization coupled with compensation, in most cases claiming environmental recovery. In general these proceedings arise from alleged damages to the environment related to the Company’s industrial activities. The environmental proceedings total R$6,906 (R$500 as of December 31, 2010).

▪    Arbitration

Refers to an arbitration proceeding filed with the ICC for the purpose of determining possible damages due to breach of contract, in the estimated amount of R$84,323 (US$$53.0 million).The proceeding is at initial arguments presentation and documentary evidence stage. This proceeding is classified as risk of possible loss.

20.       PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND DECOMMISSIONING OF ASSETS

a) Environmental liabilities

As of December 31, 2011, a provision is recognized in the amount of R$306,079 in Company and R$312,612 in consolidated (R$271,608 and 278,106 as of December 31, 2010, respectively) for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever needed. These are management’s best estimates considering recovery studies in areas that have been degraded and are in the process of being used for activities. These provisions are recognized in operating expenses.

The provisions are measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The long-term interest rate used to discount to present value and update the provision through December 31, 2011 is 11.00%.The liability recognized is periodically updated based on these discount rates plus the general market price index (IGPM) for the period.

b) Decommissioning of Assets

Obligations on decommissioning of assets consist of estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time.  The asset decommissioning cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset. The liability recognized as of December 31, 2011 is R$15,148 in Company and R$24,327 in consolidated (R$13,435 and R$17,421 as of December 31, 2010).

21.       EQUITY

i. Paid-in capital

Fully subscribed and paid-in capital as of December 31, 2011 is R$1,680,947 (R$1,680,947 as of December 31, 2010) represented by 1,457,970,108 (1,483,033,685 as of December 31, 2010) book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings. The Extraordinary Shareholders´ Meeting held on March 25, 2010 approved the stock split, at the ratio of one (1) common share for each two (2) shares.

ii.Authorized capital

The Company’s bylaws in effect as of December 31, 2011 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

iii.Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6404/76.This reserve ceiling, as prescribed by prevailing legislation, has already been reached.

iv.Treasury shares

As of December 31, 2011, the Company did not have any treasury shares. On August 2, 2011, the Company approved the cancelation of 25,063,577 existing treasury shares without decreasing capital.

v. Ownership structure

As of December 31, 2011, the Company’s ownership structure was as follows:

	12/31/2011			31/12/2010
	Quantity of ordinary shares	% total of shares	% without treasury shares	Quantity of ordinary shares	% total of shares	% without treasury shares
Vicunha Siderurgia S.A.	697,719,990	47.86%	47.86%	697,719,990	47.05%	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.99%	3.99%	58,193,503	3.92%	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.88%	0.88%	12,788,231	0.86%	0.88%
BNDESPAR	31,773,516	2.18%	2.18%	31,773,516	2.14%	2.18%
NYSE - ADRs	373,772,695	25.64%	25.64%	358,913,048	24.20%	24.62%
BOVESPA	283,722,173	19.45%	19.45%	298,581,820	20.13%	20.47%
	1,457,970,108	100.00%	100.00%	1,457,970,108	98.31%	100.00%
Treasury stock		0.00%		25,063,577	1.69%
Total shares	1,457,970,108	100.00%		1,483,033,685	100.00%

(*) Rio Iaco Participação S. A. is a company part of the control group.

vi. Changes in outstanding shares

	Number of shares	Treasury shares
Balance at December 31,2009	1,457,970,108	52,389,112
Cancelation of shares		(27,325,535)
Balance at December 31,2010	1,457,970,108	25,063,577
Cancellation of shares		(25,063,577)
Balance at December 31,2011	1,457,970,108

22.     PAYMENT TO SHAREHOLDERS

12/31/2011
Profit for the year	3,706,033
Reversão reserva lucros a realizar do exercício anterior	3,779,357
Basic profit used to determine dividends	7,485,390

Proposed allocation:
Statutory reserve (working capital) (*)	(5,717,390)
Investment reserve	(568,000)
Total allocation to reserves	(6,285,390)
Proposed dividends	(1,200,000)
Total proposed dividends	(1,200,000)
Weighted average number of shares	1,457,970
Dividends and interest on capital per share	0.8231

Additional information:
Mandatory minimum dividends for the year (**)	926,508
Dividends from previous years	1,373
Dividends payable	927,881

(*) The Annual General Meeting shall decide on the allocation of excess of the Reserve.

(**) CSN’s bylaws require the distribution of mandatory minimum dividends of 25% of the net income after the deduction of the legal reserves.

23.     NET SALES REVENUE

Net sales revenue are comprised as follows:

	Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Gross revenue
Domestic market	13,366,345	13,201,074	12,023,499	11,770,069
Foreign market	6,417,397	4,270,333	1,641,386	1,130,695
	19,783,742	17,471,407	13,664,885	12,900,764
Deductions
Cancelled sales and discounts granted	(257,888)	(416,706)	(268,599)	(133,287)
Taxes levied on sales	(3,006,270)	(2,604,191)	(2,641,699)	(2,315,507)
	(3,264,158)	(3,020,897)	(2,910,298)	(2,448,794)
Net revenue	16,519,584	14,450,510	10,754,587	10,451,970

24     EXPENSES BY NATURE

	Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Raw Material	(3,927,105)	(3,245,396)	(3,143,659)	(2,687,680)
Labor cost	(1,647,545)	(1,226,087)	(1,175,479)	(950,301)
Consumable materials	(1,084,440)	(1,061,012)	(856,086)	(849,406)
Maintenance cost	(969,376)	(856,297)	(778,450)	(738,603)
Outsourcing services	(1,981,025)	(1,542,638)	(1,103,306)	(917,382)
Depreciation, Amortization and Depletion	(925,790)	(808,215)	(740,043)	(638,299)
Others (*)	(445,256)	(161,916)	(151,863)	128,375
	(10,980,537)	(8,901,561)	(7,948,886)	(6,653,296)

Rated:
Cost of sales and/or services	(9,800,844)	(7,882,726)	(7,257,670)	(5,987,554)
Selling expenses	(604,108)	(481,978)	(335,302)	(335,111)
General and administrative expenses	(575,585)	(536,857)	(355,914)	(330,631)
	(10,980,537)	(8,901,561)	(7,948,886)	(6,653,296)

(*) Included increased/reduction in finished goods and in work in process.

25.     OTHER OPERATING INCOME (EXPENSES)

	Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Other operating expenses
Taxes and fees	(37,499)	(81,394)	(7,881)	(68,885)
Effect of REFIS - Law 11941/09 and MP 470/09	(16,119)	(8,444)	(16,119)	(42,835)
Provision for contingencies and net losses on reversals	(75,823)	(182,761)	(61,612)	(132,965)
Contractual and nondeductible fines	(45,537)	(155,445)	(54,837)	(167,865)
Fixed cost of equipment stoppages	(33,674)	(21,213)	(31,251)	(18,101)
Write-off of obsolete assets	(85,120)	(32,098)	(22,685)	(24,886)
Expenses on studies and project engineering	(42,050)	(21,142)	(42,021)	(21,109)
Pension plan (Note 29 c)	(67,276)	(63,110)	(63,007)	(58,952)
Impairment loss adjustment	(60,861)
Healthcare plan (Note 29 d)	(37,343)	(33,817)	(37,355)	(33,827)
	(501,302)	(599,424)	(336,768)	(569,425)

Other operating income
Effect of REFIS - Law 11941/09 and MP 470/09
Sale of Riversdale shares (Note 11)	698,198
Gain on acquisition of "precatórios"		15,595		15,595
PIS/COFINS/ICMS untimely credits		32,739		32,739
Sale of securities			116,336
Dividends received from third parties	14,199		2,790
Other income	6,780	487	13,894	28,961
	719,177	48,821	133,020	77,295
Other operating (expenses) income	217,875	(550,603)	(203,748)	(492,130)

26.     FINANCE INCOME (COSTS)

	Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Finance costs:
Borrowings and financing - foreign currency	(639,197)	(641,632)	(91,840)	(105,541)
Borrowings and financing - local currency	(1,622,365)	(791,926)	(1,225,789)	(609,594)
Related parties	(389,059)	(374,929)	(1,403,082)	(1,396,861)
Capitalized interest	353,156	215,624	248,012	179,626
PIS/COFINS on other revenues	(1,230)	(1,079)	(1,230)	(1,044)
Losses on derivatives (*)	(20,594)	(27,252)	(20,594)	(18,864)
Net effect of REFIS - Law 11941/09 and MP 470/09	(77,335)	(33,921)	(77,335)	(6,055)
Interest, fines and late payment charges	(264,359)	(283,768)	(255,831)	(244,571)
Other finance costs	(222,938)	(261,570)	(166,729)	(230,549)
	(2,883,921)	(2,200,453)	(2,994,418)	(2,433,453)
Finance income:
Related parties	29,300	53,491	62,327	121,177
Income from short-term investments	538,882	394,183	79,997	36,386
Other income	149,268	195,466	113,114	76,044
	717,450	643,140	255,438	233,607
Inflation adjustments:
- Assets	6,330	271	1,155	1,876
- Liabilites	(43,781)	(8,714)	(11,413)	(6,003)
	(37,451)	(8,443)	(10,258)	(4,127)
Exchange gains (losses):
- On assets	1,041,200	(585,719)	160,139	(30,669)
- On liabilities	(753,666)	398,527	(944,425)	171,421
- Exchange gains (losses) on derivatives (*)	(89,415)	(158,510)
	198,119	(345,702)	(784,286)	140,752
Inflation adjustment and exchange gains (losses), net	160,668	(354,145)	(794,544)	136,625

Finance costs, net	(2,005,803)	(1,911,458)	(3,533,524)	(2,063,221)

(*) Statement of gains and losses on derivative transactions
CDI to USD swap	(115,490)	(231,673)
EUR to USD swap	9,574	(6,763)
Future US dollar		79,926
Total return equity swap
Other	16,501	(8,388)
	(89,415)	(166,898)
Libor to CDI swap	(20,594)	(18,864)	(20,594)	(18,864)
	(20,594)	(18,864)	(20,594)	(18,864)
	(110,009)	(185,762)	(20,594)	(18,864)

27.     SEGMENT INFORMATION

According to the Company’s structure, its businesses are distributed into 5 (five) operating segments. Accordingly, we analyzed our information by segment as follows:

•                       Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, metal containers and galvanized steel, with operations in Brazil, the United States and Portugal. This segment supplies the following markets: construction, steel packaging for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors).The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metal containers.

Overseas, Lusosider, which is based in Portugal, also produces metal sheets, as well as galvanized steel. CSN LLC in the U.S.A. meets local market needs by supplying cold rolled and galvanized steel. For 2013, it is slated to begin production of long steel products. The initial production slated, of 500,000 metric tons per year, will consolidate the company as a source of complete construction solutions, complementing its portfolio of products with high added value in the steel chain.

•                       Mining

This segment encompasses the activities of iron ore and tin mining. The high-quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas, MG, that produces high quality iron ore, as well as the Company’s subsidiary Nacional Minérios S.A. (Namisa), which has its own mines, also of excellent quality, and also sells third party iron ore. Furthermore, CSN also owns Estanho de Rondônia S.A. (ERSA), a company that has both tin mining and casting units.

CSN holds the concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro. Coal and coke imports are carried out through this terminal.

•                       Logistics

i. Railroad

CSN has equity interests in two railroad companies: MRS Logística S.A., which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística S.A., which operates the former Northeast Network of RFFSA in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are based on the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill is carried by MRS, as is part of the steel produced by CSN for the domestic market and for export.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista (or Cosipa) and Gerdau Açominas. Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s exports to the ports of Itaguaí and Rio de Janeiro. Its volumes of cargo carried account for approximately 28% of the total volume carried by the Southeast railroad system.

b) Transnordestina Logística

Together, CSN and the federal government will be making investments for implementation of the Transnordestina Project for construction of around 1,728 km of new lines. The work on this project, slated for conclusion in 2013, further includes complementing and renewing part of the infrastructure (or lines) of the concession held by Transnordestina Logística, which will be expanded from the nearly 2,600 kilometers of track presently operating to around 4,300 kilometers.

Transnordestina Logística S.A. has a 30-year concession granted in 1998 to operate the Northeastern Brazil railroad system. This railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. Moreover, it links up the main ports in the region, thus providing an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

The project underway will increase the transportation capacity of Transnordestina Logística 20-fold, bringing it up the level of the most modern railroads in the entire world.

With its new configuration, Transnordestina will become the best logistics option for export of grains through the Pecém and Suape ports, as well as other solid bulk cargos such as iron ore from the Northeast Region, playing an important role in the region’s development.

ii. Ports

The Port logistics segment consolidates the operation of the terminal built during the post-privatization period of the ports, Sepetiba Tecon. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship-owners. Its installed capacity exceeds that of most other Brazilian terminals. It has excellent depths of 14.5 meters in the mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil, at present with capacity for handling 480 thousand containers and 30 million metric tons per year of bulk cargo.

•         Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental to its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds of 17.9% of the capital; and a thermoelectric co-generation Central Unit with rated capacity of 238 MW, which has been operating at the UPV since 1999.For fuel the Central Unit uses the residual gases produced by the steel mill itself. Through these three power generation assets, CSN obtains total rated capacity of 430 MW.

•         Cement

The cement division consolidates the Company’s cement production, distribution and sales operations, which use the slag produced by the Volta Redonda plant’s blast furnaces. In 2011, the clinker used in cement production is leased from third parties; however, at the end of 2011, with the completion of the first stage of the Arcos Clinker plant, MG, this plant already supplied the milling needs of CSN Cimentos in Volta Redonda.

The information presented to Management regarding the performance of each business segment is generally derived directly from the accounting records, combined with some intercompany allocations.

•         Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

	12/31/2011
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Revenues and expenses
Metric tons (thou.) - (unaudited) (*)	4,895,581	23,849,514				1,754,596
Revenues
Domestic market	8,190,463	834,144	142,778	1,022,885	183,492	332,950	(564,796)	10,141,916
Foreign market	1,287,274	5,107,707					(17,313)	6,377,668
Cost of sales and services	(7,038,168)	(2,185,149)	(85,474)	(667,186)	(105,497)	(268,432)	549,062	(9,800,844)
Gross profit	2,439,569	3,756,702	57,304	355,699	77,995	64,518	(33,047)	6,718,740
Selling and administrative expenses	(471,003)	(149,862)	(18,303)	(90,020)	(25,408)	(67,712)	(357,385)	(1,179,693)
Depreciation	606,810	161,655	5,674	105,454	22,495	23,222	4,058	929,368
Adjusted EBITDA	2,575,376	3,768,495	44,675	371,133	75,082	20,028	(386,374)	6,468,415

	12/31/2011
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Sales by geographical area
Asia	31,255	4,250,002						4,281,257
North America	502,486							502,486
Latin America	147,363							147,363
Europe	560,880	857,705						1,418,585
Other	45,290						(17,313)	27,977
Foreign market	1,287,274	5,107,707					(17,313)	6,377,668
Domestic market	8,190,463	834,144	142,778	1,022,885	183,492	332,950	(564,796)	10,141,916
TOTAL	9,477,737	5,941,851	142,778	1,022,885	183,492	332,950	(582,109)	16,519,584

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).
	12/31/2010
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Revenues and expenses
Metric tons (thou.) - (unaudited) (*)	4,795,851	18,554,984				991,789
Revenues
Domestic market	8,763,470	573,976	119,315	838,436	113,517	201,841	(363,750)	10,246,805
Foreign market	1,162,539	3,041,166						4,203,705
Cost of sales and services	(6,225,820)	(1,252,474)	(70,046)	(521,747)	(41,579)	(163,631)	392,571	(7,882,726)
Gross profit	3,700,189	2,362,668	49,269	316,689	71,938	38,210	28,821	6,567,784
Selling and administrative expenses	(443,100)	(69,068)	(16,590)	(70,644)	(25,555)	(43,119)	(350,759)	(1,018,835)
Depreciation	519,411	145,817	5,577	102,629	22,501	13,648	(3,414)	806,169
Adjusted EBITDA	3,776,500	2,439,417	38,256	348,674	68,884	8,739	(325,352)	6,355,118

	12/31/2010
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Sales by geographical area
Asia	40,752	2,513,499						2,554,251
North America	432,229							432,229
Latin America	193,692							193,692
Europe	454,997	527,667						982,664
Other	40,869							40,869
Foreign market	1,162,539	3,041,166						4,203,705
Domestic market	8,763,470	573,976	119,315	838,436	113,517	201,841	(363,750)	10,246,805
TOTAL	9,926,009	3,615,142	119,315	838,436	113,517	201,841	(363,750)	14,450,510

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

The adjusted EBITDA consists of profit for the year plus net finance income (costs), income tax and social contribution, depreciation and amortization, and other operating income (expenses), which are deducted because they mainly refer to non-recurring items of the operation.

The Company’s executive officers use Adjusted EBITDA as a tool to measure the recurring operating cash generation capacity, as well as a means for allowing it to make comparisons with other companies.

	12/31/2011	12/31/2010
Adjusted EBITDA	6,468,415	6,355,118
Depreciation	(929,368)	(806,169)
Other operating income (expenses) (Note 25)	217,875	(550,603)
Finance income (expenses) (Note 26)	(2,005,803)	(1,911,458)
Pretax income	3,751,119	3,086,888
Income tax and social contribution (Note 9)	(83,885)	(570,697)
Profit for the year	3,667,234	2,516,191

•         Interim financial statements

These financial statements have been subjected to special review procedures applied by the Company’s independent auditors, in accordance with CVM requirements for interim financial statements - Standard on Auditing Procedures (NBCTR 2410 of CPC and ISRE 2410 of IASB) 06 of the Brazilian Institute of Independent Auditors (IBRACON), and have not been audited in the context of the annual financial statements.

	Three-month period ended
	12/31/2011
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Revenues and expenses
Metric tons (thou.) - (unaudited) (*)	1,196,232	6,807,780				479,889
Revenues
Domestic market	2,083,525	182,078	36,640	261,395	58,389	90,202	(259,069)	2,453,160
Foreign market	277,202	1,445,512					(9,184)	1,713,530
Cost of sales and services	(1,845,802)	(677,470)	(23,915)	(178,775)	(38,640)	(79,056)	285,234	(2,558,424)
Gross profit	514,925	950,120	12,725	82,620	19,749	11,146	16,981	1,608,266
Selling and administrative expenses	(125,222)	(97,970)	(5,622)	(27,502)	(6,599)	(18,613)	(115,299)	(396,827)
Depreciation	163,618	44,343	1,454	27,667	5,623	7,141	1,555	251,401
Adjusted EBITDA	553,321	896,493	8,557	82,785	18,773	(326)	(96,763)	1,462,840

	12/31/2011
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Sales by geographical area
Asia	15,622	1,112,514						1,128,136
North America	129,350							129,350
Latin America	28,190							28,190
Europe	91,093	332,999						424,092
Other	12,946						(9,184)	3,762
Foreign market	277,201	1,445,513					(9,184)	1,713,530
Domestic market	2,083,525	182,078	36,640	261,395	58,389	90,202	(259,069)	2,453,160
TOTAL	2,360,726	1,627,591	36,640	261,395	58,389	90,202	(268,253)	4,166,690

	Three-month period ended
	12/31/2010
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Revenues and expenses
Metric tons (thou.) - (unaudited) (*)	1,044,066	4,474,153				310,397
Revenues
Domestic market	1,796,947	211,931	33,030	184,810	28,293	61,448	(95,024)	2,221,435
Foreign market	323,756	899,303						1,223,059
Cost of sales and services	(1,507,340)	(342,088)	(14,156)	(155,423)	(10,526)	(50,381)	112,498	(1,967,416)
Gross profit	613,363	769,146	18,874	29,387	17,767	11,067	17,474	1,477,078
Selling and administrative expenses	(111,851)	(15,887)	(4,775)	16,092	(6,213)	(17,051)	(103,286)	(242,971)
Depreciation	130,819	37,385	(3,593)	30,687	5,622	4,297	2,985	208,202
Adjusted EBITDA	632,331	790,644	10,506	76,166	17,176	(1,687)	(82,827)	1,442,309

	12/31/2010
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Sales by geographical area
Asia	21,741	732,816						754,557
North America	97,461							97,461
Latin America	51,972							51,972
Europe	138,104	166,487						304,591
Other	14,478							14,478
Foreign market	323,756	899,303						1,223,059
Domestic market	1,796,947	211,931	33,030	184,810	28,293	61,448	(95,024)	2,221,435
TOTAL	2,120,703	1,111,234	33,030	184,810	28,293	61,448	(95,024)	3,444,494

28.     EARNINGS PER SHARE (EPS)

Basic earnings per share:

Basic earnings per share have been calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year (after the stock split), excluding the common shares purchased and held as treasury shares, as follows:

		Consolidated		Company
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
	Common shares		Common shares
Profit for the year
Attributed to Company owners	3,706,033	2,516,376	3,706,033	2,516,376
Attributed to non-controlling interests	(38,799)	(185)
Weighted average number of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and diluted EPS	2.54191	1.72594	2.54191	1.72594

29.     EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), which is a private non-profit pension fund established in July 1960. The members of CBS are employees—and former employees—of the Company and some subsidiaries that joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is comprised of a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, presided over by the president of the pension fund and made up of 10 members, six chosen by CSN in its capacity as main sponsor of CBS and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, and called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan. Employees hired after that date were only entitled to join the new Mixed Plan. In addition, all active employees who were participants of the old defined benefits plans had the opportunity to switch to the new Mixed Plan.

As of December 31, 2011 CBS had 31,482 participants (30,540 as of December 31, 2010), of whom 16,603 were active contributors (15,433 as of December 31, 2010), 9,705 were retired employees (9,888 as of December 31, 2010), and 5,174 were related beneficiaries (5,219 as of December 31, 2010).Out of the total participants as at December 31, 2011, 13,726 belonged to the defined benefit plan and 17,756 to the mixed plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government bonds), federal securities indexed to inflation, shares, loans and real estate. As of December 31, 2011 CBS held 12,788,231 common shares of CSN (12,788,231 common shares as of December 31, 2010). The total plan assets of the entity amounted to R$3.8 billion and R$3.6 billion as at December 31, 2011 and 2010, respectively. The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

a.               Description of the pension plans

Plan covering 35% of average salary

This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees sick pay to participants on Official Social Security leaves of absence and further ensures payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when the new supplementary plan based on average salary took effect.

Supplementary average salary plan

This plan began on November 1, 1977 and is a defined benefit plan, aimed at complementing the difference between the adjusted average of the participant’s salary for the last 12 months and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage for the benefits of sick pay, death and pension. This plan was discontinued on December 26, 1995 with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay).Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the fund generating the benefit (loss for indefinite period).After retirement is granted, the plan takes on the characteristics of a defined benefit plan.

b.               Investment policy

The investment policy establishes the principles and guidelines that will govern the investments of funds entrusted to the entity, in order to foster the security, liquidity and profitability required to ensure equilibrium between the plan’s assets and liabilities, based on an ALM (Asset Liability Management) study that takes into consideration the benefits of participants and beneficiaries for each plan.

The investment plan is reviewed annually and approved by the Decision-Making Board considering a 5-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3792/09 published by the National Monetary Council (“CMN”).

c.               Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to CPC 33 and IAS 19 Employee Benefits.

	12/31/2011	12/31/2010
Obligations recognized in the balance sheet
Pension plan benefits	11,673
Post-employment healthcare benefits	457,377	367,839
	469,050	367,839

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2011	12/31/2010
Present value of defined benefit obligations	(2,153,649)	(1,982,556)
Fair value of plan assets	2,384,450	2,316,018
(Deficit)/surplus	230,801	333,462
Restriction to actuarial assets due to recovery limitation	(174,926)	(280,582)
(Liabilities)/assets, net	55,875	52,880
Liabilities	(11,673)
Assets (*)	67,548	52,880
Net (liabilities)/assets recognized in the balance sheet	(11,673)

Changes in the present value of defined benefit obligation during the year are as follows:

	12/31/2011	12/31/2010
Present value of obligations at the beginning of the year	1,982,556	1,731,767
Cost of services	5,579	1,313
Interest cost	202,242	185,285
Benefits paid	(178,403)	(166,147)
Actuarial loss/(gain)	141,675	225,341
Other		4,997
Present value of obligations at the end of the year	2,153,649	1,982,556

Changes in the fair values of plan assets in the current year are as follows:

	12/31/2011	12/31/2010
Fair value of assets at the beginning of the year	2,316,018	2,160,158
Expected return on plan assets	260,163	218,229
Sponsors' contributions	67,709	63,109
Participants' contributions
Benefits paid	(178,402)	(166,147)
Actuarial (gains) losses	(81,038)	40,669
Fair value of plan assets at the end of the year	2,384,450	2,316,018

The amounts recognized in the income statement are comprised as follows:

	12/31/2011	12/31/2010
Cost of current services	(5,579)	(1,313)
Interest cost	(202,242)	(185,285)
Expected return on plan assets	260,163	218,229
Sponsors' contributions transferred in prior year	67,710	63,109
	120,052	94,740
Total unrecognized revenue (*)	103,678	94,740
Total (costs)/revenue recognized in the income statement	16,374
Total (costs)/revenue, net	120,052	94,740

(*) The Company did not recognize in its balance sheet the asset and the balancing items thereto resulting from the actuarial valuation of surplus plans because there is no clear evidence of its realization, in accordance with IAS 19 Employee benefits.

The (cost)/income is recognized in the income statement in other operating expenses.

Changes in actuarial gains and losses are as follows

	12/31/2011	12/31/2010
Actuarial gains and (losses)	(222,712)	(184,671)
Restriction due to recovery limitation	105,655	99,509
	(117,057)	(85,162)
Actuarial gains and (losses) recognized in other comprehensive income	(28,048)
Unrecognized actuarial gains/(losses) (*)	(89,009)	(85,162)
Total cost of actuarial (gains) and losses	(117,057)	(85,162)

(*) The actuarial loss results from the fluctuation in the investments that form CBS’s asset portfolio.

The history of actuarial gains and losses is as follows:

	12/31/2011	12/31/2010	12/31/2009	01/01/2009 (**)
Present value of defined benefit obligations	(2,153,649)	(1,982,556)	(1,731,767)	(1,415,029)
Fair value of plan assets	2,384,450	2,316,018	2,160,158	1,396,350
Surplus	230,801	333,462	428,391	(18,679)
Experience adjustments to plan obligations	141,675	225,341	287,146
Experience adjustments to plan assets	(81,038)	40,669	664,341

The main actuarial assumptions used were as follows:

	12/31/2011	12/31/2010
Actuarial funding method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Amount used as estimate of equity at the end of the year	Best estimate for equity at the end of the fiscal year, obtained based on a projection of October amounts recorded	Best estimate for equity at the end of the fiscal year, obtained based on a projection of October amounts recorded
Discount rate	10.46%	10.66%
Inflation rate	4.6%	4.4%
Nominal salary increase rate	5.65%	5.44%
Nominal benefit increase rate	4.6%	4.4%
Rate of return from investments	11,52% - 12,24%	11,31% - 12,21%
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Disability table	Mercer Disability with probabilities multiplied by 2	Mercer Disability with probabilities multiplied by 2
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	2% p.a. millennium plan, nil for defined benefit plans	2% p.a. millennium plan, nil for defined benefit plans
Retirement age	100% on first date he/shed becomes eligible for programmed retirement benefit under plan	100% on first date he/shed becomes eligible for programmed retirement benefit under plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees retiring at the age of 65, as shown below:

	12/31/2011	12/31/2010
Longevity at age of 65 for current participants
Male	19.55	19.55
Female	22.17	22.17

Allocation of plan assets:

	12/31/2011		12/31/2010
Variable income	360,958	15.14%	234,303	10.12%
Fixed income	1,756,831	73.68%	1,961,306	84.68%
Real estate	190,756	8.00%	52,352	2.26%
Other	75,905	3.18%	68,057	2.94%
Total	2,384,450	100.00%	2,316,018	100.00%

Expected long-term return on plan assets:

	12/31/2011	12/31/2010
Variable income	18.05%	15.58%
Fixed income	10.53%	10.44%
Real estate	10.34%	9.62%
Other	10.34%	9.62%
Total	11.78%	11.62%

The actual return on plan assets was R$179,126 (R$258,898 as of December 31, 2010).

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Certificates of Interbank Deposit (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the defined benefit plans, the expense as of December 31, 2011 was R$67,276 (R$63,110 as of December 31, 2010).

For the mixed plan, which has defined contribution components, the expense in 2011 was R$29,487 (R$22,514 as of December 31, 2010).

d.               Expected contributions

Expected contributions of R$69,244 will be paid to defined benefits plans in 2012.

For the mixed supplementary benefit plan, which includes defined contribution components, expected contributions of R$27,500 will be paid in 2012.

POST-EMPLOYMENT HEALTH CARE PLAN

Refer to a healthcare plan created on December 1, 1996 exclusively for retired former employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their related dependents. Since then, the health care plan has not permitted the inclusion of new beneficiaries.  The plan is sponsored by CSN and administered by Caixa Beneficente dos Empregados da Cia. Siderúrgica Nacional - CBS.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2011	12/31/2010
Present value of obligations	457,377	367,839
Liabilities	457,377	367,839

The reconciliation of liabilities for healthcare benefits is as follows:

	12/31/2011	12/31/2010
Actuarial liabilities at the beginning of the year	367,839	317,145
Interest on actuarial obligation	39,616	35,457
Sponsor's contributions transferred in prior year	(34,653)	(33,064)
Recognition of (gain)/loss for the year	84,575	48,301
Actuarial liabilities at the end of the year	457,377	367,839

For the post-employment healthcare benefit plan, the expense in 2011 was R$37,343 (R$33,817 as of December 31, 2010). The actuarial gains and losses recognized in equity are as follows:

	12/31/2011	12/31/2010
Actuarial loss on obligation	84,575	48,301
Loss recognized in equity	84,575	48,301

The history of actuarial gains and losses is as follows:

	12/31/2011	12/31/2010	31/12/2009	01/01/2009 (**)
Present value of defined benefit obligation	(457,377)	(367,839)	(317,145)	(296,608)
(Deficit)/surplus	(457,377)	(367,839)	(317,145)	(296,608)
Experience adjustments to plan obligations	84,575	48,301	17,232	9,023

nbsp;

(**) IAS 19 requires disclosure of the history for 5 (five) years, although this does not have to be retrospectively applied for a first-time adopter of IFRS.

The impact on a one-percent change in the assumed trend rate of the healthcare cost is as follows:

	12/31/2011		12/31/2010
	Increase	Reduction	Increase	Reduction
Effect on total cost of current service and finance cost			3,603	(3,128)
Effect on defined benefit obligation	42,032	(35,916)	34,122	(29,617)

The actuarial assumptions used for calculating post-employment healthcare benefits were:

	12/31/2011	12/31/2010
Biometric
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Turnover	N.A.	N.A.
Household	Actual household	Actual household

Financial	12/31/2011	12/31/2010
Actuarial nominal discount rate	10.46%	10.77%
Inflation	4.6%	4.4%
Increase in medical cost based on age	4.6%	1.5%
Nominal medical costs growth rate	2.31%	2.31%
Average medical costs	299.69	316.22

30.     COMMITMENTS

a.               Take-or-pay contracts

As of December 31, 2011 and 2010, the Company was a party to take-or-pay contracts as shown in the following table:

			Payments		Minimum future payments
Concessionaire	Type of service	Agreement terms and conditions	2010	2011	2012	2013	2014	2015	After 2015	Total
MRS Logística	Iron ore transportation.	Contractual clause providing for guaranteed revenue on railway freight. In the case of CSN, this means a minimum payment of 80% of freight estimate.	92,504	153,870	176,058	176,058	176,058	176,058	88,029	792,261

MRS Logística	Steel products transportation	Transportation of at least 80% of annual volume agreed with MRS.		17,606	58,762	58,762	58,762	58,762	24,484	259,532

MRS Logística	Iron ore, coke and coal transportation.	Transportation of 8,280,000 metric tons per year of iron ore and 3,600,000 metric tons per year of coal, coke and other reducing agents.	7,151	41,463	100,060					100,060

FCA	Mining products transportation.	Transportation of at least 1,900,000 metric tons per year.	419	1,324	63,085	63,085				126,170

FCA	FCA railway transportation of clinker to CSN Cimentos.	Transportation of at least 675,000 metric tons per year of clinker in 2011 and 738,000 metric tons per year of clinker starting 2012.		1,648	26,937	26,937	26,937	26,937	116,727	224,475

ALL	Railway transportation of steel products.	Rail transportation of at least, 20,000 metric tons of steel products monthly, which can vary 10% up or down, originated at the Água Branca Terminal in São Paulo for CSN PR in Araucária, State of Paraná.	10,214	14,774	3,540					3,540

White Martins	Supply of gas (oxygen, nitrogen and argon).	CSN undertakers to buy at least 90% of the annual volume of gas contracted with White Martins.	103,098	102,274	93,606	93,606	93,606	93,606	93,606	468,030

CEG Rio	Supply of natural gas.	CSN undertakes to buy at least 70% of the monthly natural gas volume	431,093	432,449	280,322					280,322

Vale S.A	Supply of iron ore pellets.	CSN undertakes to buy at least 90% of the volume of iron ore pellets secured by contract. The take-or-pay volume is determined every 18 months.	195,221	349,797	176,305	176,305	117,537			470,147

Compagás	Supply of natural gas.	CSN undertakes to buy at least 80% of the monthly natural gas volume contracted with Compagás.	15,318	16,884	13,281	13,281	13,281	13,281	119,531	172,655

COPEL	Power supply.	CSN undertakers to buy at least 80% of the annual energy volume contracted with COPEL.	13,178	13,378	7,487	7,487	7,487	7,487	39,934	69,882

K&K Tecnologia	Processing of blast furnace sludge generated during pig iron production.	CSN undertakes to supply at least 3,000 metric tons per month of blast furnace sludge for processing at K&K sludge concentration plant.	1,082	6,186	7,074	7,074	7,074	7,074	51,283	79,579

Harsco Metals	Processing of slag generated during pig iron and steel production.	Harsco Metals undertakes to process metal products and slag crushing byproducts resulting from CSN’s pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product of the multiplication of unit price (R$/t) by total production of liquid steel from CSN steel mill, ensuring a minimum production of liquid steel of 400,000 metric tons.	37,279	39,739	30,000	30,000	15,000			75,000

Siemens	Manufacturing, repair, recovery and production of ingot casting machine units.	Siemens undertakes to manufacture, repair, recover and produce, in whole or in part, ingot casting machine units to provide the necessary off-line and on-line maintenance of continuous ingot casting machine assemblies of the Presidente Vargas plant (UPV). Payment is set at R$/t of produce steel plates.	38,569	38,817	32,324	18,856				51,180

			945,126	1,230,209	1,068,841	671,451	515,742	383,205	533,594	3,172,833

b.               Concession agreements

Minimum future payments related to government concessions as of December 31, 2011 fall due according to the schedule set out in the following table:

Company		Minimum future payments
Concession	Type of service	2012	2013	2014	2015	After 2015	Total
MRS	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	80,315	80,315	80,315	80,315	823,230	1,144,490

Transnordestina	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. The railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	6,494	6,494	6,494	6,494	74,135	100,111

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renewable for another 25 years.	111,225	117,913	125,922	125,922	881,455	1,362,437

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	22,129	22,129	22,129	22,129	221,293	309,809

		220,163	226,851	234,860	234,860	2,000,113	2,916,847

c.               Projects and other commitments

•                       Steel – Flat and long steel

CSN intends to produce 500,000 metric tons per year of long steel products, with an estimate of 400,000 t/year of rebar and 100,000 t/year of wire rod. The facilities will use scrap and pig iron as their main raw materials. In addition to this plant, CSN is assessing the option of implementing in Brazil other similar projects, also with 500,000 t/year capacity each.

•                       Iron ore project

CSN projects producing 89 mtpy of iron ore products, including 50 mtpy at Casa de Pedra and 39 mtpy at Namisa. In addition, a CSN is inventing in the expansion of the Itaguaí seaport, or TECAR, for a capacity of 84 mtpy. The current annual export capacity is equivalent to 30 million metric tons.

Coal and coke imports are made using the TECAR terminal, whose concession agreement is 25 years, extendable for another 25 years.

Upon concession termination, all rights and privileges transferred to Tecon will be handed back to CDRJ (Companhia Docas do Rio de Janeiro), together with the assets owned by CSN and those resulting from investments made by CSN in leased assets, declared as returnable assets by CDRJ as they are necessary to the continuity of the related services. Any assets declared as returnable assets will be compensated by CDRJ at their residual value, less related depreciation/amortization.

•                       Cement project

Up to December 2011 the Company had invested R$770 million in the construction of an entirely new grinding unit in Volta Redonda and a new clinker blast furnace in Arcos, MG, with production capacity of 2.4 mtpy and 830,000 t/year, respectively. This project represents CSN’s entry into the cement market, taking advantage of the slag generated by its blast furnaces and its limestone reserves in Arcos.

In the fourth quarter of 2011, CSN cement sales totaled 484,346 metric tons (342,799 as of December 31, 2010) and we expect reaching full production capacity by 2012.These investments are partially financed by the BNDES.

•                       Nova Transnordestina project

The Nova Transnordestina project includes building 1,728 km in new, next-generation, wide-gauge tracks. The Company expects that the investments will permit Transnordestina Logística S.A. to boost the transportation of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel. The investments will be financed by means of several agencies, such as the Northeast Investment Fund (FINOR), the Northeast Development Authority (SUDENE) and the BNDES. The Company has already obtained the required environmental permits, purchased part of the equipment, contracted some of the services, and in certain regions the project is at an advanced implementation stage.

The Company is the guarantor of BNDES loans for the Transnordestina project, which as of December 31, 2011 total R$392,874 (R$373,484 as of December 31, 2010). These loans are being used to finance the investments in Transnordestina’s infrastructure. The maximum amount of future payments that can be required from the guarantor under the guarantee is R$392,874.

•                       CSN’s Logistic Platform Project in Itaguaí

Under the terms of the concession agreement, CSN is responsible for unloading at least 3.0 million per year of coal and coke from CSN’s suppliers through the terminal, as well as handling ore shipments. Among the approved investments announced by CSN, we highlight the development and expansion of the solid bulk terminal at Itaguaí so that it can also handle up to 84 million metric tons per year of iron ore.

•                       Long-term agreements with Namisa

The Company has signed long-term agreements with Namisa for the provision of port operation services and supplies of run-of-mine (ROM) iron ore from the Casa de Pedra mine, as described below:

i. Port operation service agreement

On December 30, 2008, CSN entered into an agreement for the provision of port services to Namisa for a 34-year period, consisting of receiving, handling, storing and shipping Namisa’s iron ore in annual volumes that range from 18.0 to 39.0 million tonnes.CSN has received the amount of approximately R$5.3 billion as an advance for part of the payments due for the services to be provided under this agreement. The amounts charged for these port services are reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

ii. High silicon ROM

On December 30, 2008, CSN also entered into an agreement for the supply of high silicon ROM ore to Namisa for a period of 30 years in volumes that range from 42 to 54 million metric tons per year. CSN has received approximately R$1.6 billion as an advance for part of the payments due for the supplies made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

iii. Low silicon ROM

On December 30, 2008, CSN entered into an agreement for the supply of low silicon ROM ore to Namisa for a period of 35 years in volumes that range from 2.8 to 5.04 million metric tons per year. CSN has received approximately R$424 billion as an advance for part of the payments due for the supplies made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

31.     INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Carrier’s Civil Liability, Importation, Exportation, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Performance Bond and Port Operator’s Civil Liability.

In 2011, after negotiation with insurers and reinsurers in Brazil and abroad, was issued Insurance Issued Certificate to hiring policy of Operational Risk of Property Damage and Loss of Profits, with effect from March 23, 2011 to March 22, 2012, which had its term extended by the period of March 23, 2012 to June 30, 2012. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is R$850,000 and covers the following units and subsidiaries of the Company: Usina Presidente Vargas, Casa de Pedra Mine, CSN Paraná, Arcos Mining, CSN Porto Real, TECON Terminal, TECAR Coal Terminal, NAMISA and CSN Cement. The Company decided to take responsibility for a range of retention of R$170 million excess of the deductibles for property damage and loss of profits and co-participate with 53.55% of the risks. The Company plans to reduce the co-participation

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not examined by our independent auditors.

32.     SUBSEQUENT EVENTS

•                       Bond issuance

On January 30, 2012, the Company priced, through its subsidiary CSN Resources S.A., an additional bond issuance amounting to US$200 million, by reopening the US$1 billion bonds, bearing interest of 6.5% per year and maturing in July 2020.

•                       Merger of the clinker plant

On January 31, 2012, the Company and its subsidiary CSN Cimentos entered into a purchase and sale agreement to acquire CSN Cimentos’ unit in Arcos, MG. As a result, the clinker plant is now a branch of CSN.

•                       Purchase of Alfonso Gallardo Group assets

On January 31, 2012, Companhia Siderúrgica Nacional, through its wholly-owned subsidiary CSN Steel, completed the acquisition of all shares held by the Alfonso Gallardo Group in the Companies Stahlwerk Thüringen (SWT) and Gallardo Sections. Total transaction price was €482.5 million.

The Company shall make allocations of the purchase price to assets acquired and liabilities assumed and the determination of any goodwill resulting from that transaction. At this moment, the Company does not have enough information to meet the disclosures related to the acquisition, required by IFRS 3 – Business Combination.

•                       Settlement of debentures

On February 1, 2012, the Company settled the fourth issue debentures amounting to R$635,285 (R$600,000 in principal and R$35,285 in interest), which had been issued on February 1, 2006 and paid interest equivalent to 103.6% of the CDI Cetip.

INDEPENDENT AUDITORS’ REPORT ON THE FINANCIAL STATEMENTS

To

The Board of Directors and Shareholders

Companhia Siderúrgica Nacional

São Paulo – SP

We have audited the accompanying individual and consolidated financial statements of Companhia Siderúrgica Nacional (“the Company”), identified as Parent and Consolidated, respectively,  which comprises the statement of financial position as at December 31, 2011 and the related statements of income, comprehensive income, changes in shareholders equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these individual financial statements in accordance with the accounting practices adopted in Brazil and these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB), and in accordance with accounting practices adopted in Brazil, and  for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures selected to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the  financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the aforementioned individual financial statements present fairly, in all material respects, the individual financial position of Companhia Siderurgica Nacional as at December 31, 2011, and its individual financial performance and its cash flows for the year then ended in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Siderurgica Nacional as at December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standard (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil.

Emphasis of matter paragrafh

As mentioned in note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of Companhia Siderúrgica Nacional these practices differ from IFRS, applicable to the separate financial statement, only with respect  to the measurements of investments in subisidiaries, associates companies and jointly controlled entities measured by the equity method, while for IFRS purposes these investiments whould be measured at cost of fair value. Our opinion is not qualified because of this matter.

Other matters

Statement of value added

We also examined the individual and consolidated statement of value added (DVA), which are the responsibility of Company´s management, for the year ended on December 31, 2011, for which the disclosure is required by Brazilian corporation laws applicable to publicly-held companies and presented as an additional information for the IFRS which do not require this disclosure. This statement was submitted to the same audit procedures previously described and, in our opinion, is fairly presented in all material respects, in relation to the financial statements taken as whole.

São Paulo, March 26, 2012

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

Extract of the Meeting of the Audit Committee of Companhia Siderúrgica Nacional – CSN

Date: March 26, 2012	Report no. 77

Participants
Name	Unit
Fernando Perrone	Member of the Audit Committee
Yoshiaki Nakano	Member of the Audit Committee
Piedade Mota da Fonseca	Internal Audit Department
Rogério Leme Santos	Controlling Department
Daniel Milani	Controlling Department
Carla Bellangero	KPMG Auditores Independentes
Marcos Montesani	KPMG Auditores Independentes
Fábio Trindade	KPMG Auditores Independentes
Angélica Maria de Queiroz	Committee Advisor
Claudia Maria Sarti	Secretary of the Meeting

The Audit Committee met to review the Company’s Financial Statements for the year ended December 31, 2011.

Prior to the meeting, the preliminary financial statements were circulated to the Audit Committee, who forwarded their comments to Management.

Rogério Leme Santos presented the Company’s 2011 results.

The Audit Committee then received the representatives of KPMG, who presented the process of concluding the audit of the 2011 financial statements.

After reviewing and discussing the audited financial statements and Management’s Annual Report, and having obtained the necessary clarifications, the Audit Committee decided to recommend that the audited financial statements for the year ended December 31, 2011 be approved by the Board of Directors.

Signatures

Name	Signature
Fernando Perrone
Yoshiaki Nakano
Claudia Maria Sarti - secretary

STATEMENT OF DIRETORS ON THE FINANCIAL STATEMENTS

As the Executive Directors of the Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1, item V of CVM Instruction 480 of December 7, 2009, that we reviewed, discussed and agreed to the Financial Statements ended at December 31, 2011

São Paulo, March 26, 2012.

Benjamin Steinbruch

CEO

Enéas Garcia Diniz

Executive Diretor

José Taragano

Executive Diretor

Luis Fernando Barbosa Martinez

Executive Diretor

David Moise Salama

Executive Diretor of Investors Relations

Juarez Saliba de Avelar

Executive Diretor

STATEMENT OF DIRETORS ON AUDITORS´REPORT

As the Executive Directors of the Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1, item V of CVM Instruction 480 of December 7, 2009, that we reviewed, discussed and agreed to the terms of the external auditors' opinion on the Financial Statements ended at December 31, 2011

São Paulo, March 26, 2012.

Benjamin Steinbruch

CEO

Enéas Garcia Diniz

Executive Diretor

José Taragano

Executive Diretor

Luis Fernando Barbosa Martinez

Executive Diretor

David Moise Salama

Executive Diretor of Investors Relations

Juarez Saliba de Avelar

Executive Diretor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 03, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.